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03022622

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wing Hang Bank Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUN 19 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3629 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 6/9/03



永亨銀行有限公司
WING HANG BANK, LIMITED



二零零二年年報



目錄
Contents

本行簡介
Corporate Profile

永亨銀號由已故董事長馮堯敬先生於一九三七年在廣州市創立，最初經營金銀找換業務。不久遇戰亂而被迫遷徙至附近之區域，一九四五年於香港文咸東街重整業務，初期資金只有港幣三十萬元，員工則僅十九人。戰後經濟繁榮，加上經過多年鋭意經營與發展，基礎漸趨穩固。一九六零年註冊為永亨銀行並獲銀行牌照，為日後之發展奠下首個里程碑。

一九七三年一月美國紐約歐文信託公司購入本銀行控股權益，透過合作關係，本銀行獲得先進銀行技術及國際銀行業務之聯繫，藉以建立日後發展之基礎。一九七九年總行行址與毗鄰物業重建為一所現代化之銀行總行大廈以配合業務發展之需求。一九八八年歐文信託公司與美國紐約銀行合併成為實力更加雄厚之紐約銀行。一九九三年七月永亨銀行成為上市公司，其股票於香港聯合交易所上市買賣。

永亨銀行乃集團之控股公司及主要業務運作公司，集團主要業務包括企業及零售銀行、外匯及金融服務。在香港總分行共二十七間，國內於深圳市設有分行，亦於廣州市及上海市設立代表處。集團之主要附屬公司澳門永亨銀行，於一九四一年開業，共設有十一間分行。此外，透過其附屬公司，更提供代理人、接受存款、離岸銀行、租購貸款、私人貸款、保險承保、保險代理及顧問與及股票經紀等服務。

二零零二年終集團之總資產為港幣五百七十一億八百萬元，股東資金為港幣六十三億五千六百萬元，二零零二年股東應得之溢利為港幣六億八千零七十萬元。

Wing Hang Ngan Ho was founded in 1937 by the late Mr Y K Fung in Guangzhou to carry on business as a money changer. Its operation was soon disrupted due to the outbreak of war and was forced to seek refuge in other regional centres nearby. In 1945 it re-established itself in Hong Kong at Bonham Strand East with a capital of HK$300,000 and a staff of 19 and enjoyed a period of sustained growth and prosperity during the post-war years. In 1960 Wing Hang Bank was incorporated and was granted a banking licence the same year, reaching the first milestone for its future development.

In January 1973, the Irving Trust Company of New York purchased a majority interest in the Bank. Through this affiliation, the Bank gained access to state-of-the-art technology, expertise in international banking and a firm foundation for further growth. In 1979, its existing head office building together with properties adjoining was redeveloped into a modern Head Office Building, providing much needed space for its operations. In 1988 Irving Trust Company merged with The Bank of New York and continued to carry on business under that name. In July 1993, Wing Hang Bank became a public company and its shares were listed on The Stock Exchange of Hong Kong.

Wing Hang Bank is the holding company and the principal operating company of the Group whose principal activities included corporate banking, retail banking, foreign exchange and treasury services. Wing Hang Bank now has a network of 27 bank offices located in Hong Kong, a branch office in Shenzhen and two representative offices in Guangzhou and Shanghai. The Group's subsidiary in Macau, Banco Weng Hang, has been in operation since 1941 and has 11 branches. In addition, through its subsidiaries, the Group provides nominee, deposit taking, offshore banking, hire purchase, consumer financing, insurance underwriting, insurance agency and broking and share brokerage services.

At the end of 2002, the Group's total assets and shareholders' funds amounted to HK$57,108 million and HK$6,356 million respectively. Net profit attributable to shareholders for 2002 was HK$680.7 million.

集團業績簡報
Group Results in Brief

		2002	2001	增加 / (減少) Increase/ (Decrease)	2002
全年結算	**For the Year**	HK$m	HK$m	%	US$m
股東應得之溢利	Profit Attributable to Shareholders	**681**	*779	(13)	**87.32**
股息	Dividends	**534**	358	49	**68.47**
以每股計算	**Per Share**	HK$	HK$	%	US$
盈利	Earnings	**2.32**	*2.65	(13)	**0.30**
股息	Dividends	**# 1.82**	1.22	49	**0.23**
資產淨值	Net Asset Value	**21.66**	*20.56	5	**2.78**
於年終計算	**At Year End**	HK$m	HK$m	%	US$m
股東資金	Shareholders' Funds	**6,356**	*6,032	5	**815.0**
總存款	Total Deposits	**50,102**	48,597	3	**6,424.3**
客戶貸款	Advances to Customers	**34,417**	35,515	(3)	**4,413.1**
總資產	Total Assets	**57,108**	55,062	4	**7,322.7**
比率	**Ratio**	%	%		
成本與收入比率	Cost to Income Ratio	**32.4**	*31.3		
平均資產回報率	Return on Average Assets	**1.21**	1.42		
平均股東資金回報率	Return on Average Shareholders' Funds	**11.0**	13.3		

m = million（百萬）

US$1.00 = HK$7.7988

* *重報* * *Restated*

包括二零零二年特別股息港幣六角六仙（二零零一年：無） # *Including special dividend of HK$0.66 per share for 2002 (2001: Nil)*

五年集團財務概況
Five Year Group Financial Summary

		1998	1999	2000	2001	**2002**
百萬港元	HK$ million					
股東資金	Shareholders' Funds	4,501	5,008	5,666	6,032	**6,356**
總存款	Total Deposits	43,430	44,645	48,236	48,597	**50,102**
客戶貸款	Advances to customers	31,903	32,331	33,666	35,515	**34,417**
總資產	Total Assets	48,445	50,441	54,530	55,062	**57,108**
股東應得之溢利	Profit Attributable to the Shareholders	503	683	901	779	**681**
股息	Dividends	182	250	358	358	**534**
港元	HK$					
每股盈利	Earnings per share	1.71	2.32	3.07	2.65	**2.32**
每股股息#	Dividends per share#	0.62	0.85	1.22	1.22	**1.82**
百分率	Percentage					
貸存比率	Loan to Deposit Ratio	73.5	72.4	69.8	73.1	**68.7**
資本充足比率	Capital Adequacy Ratio	14.8	16.0	16.2	16.5	**16.5**
平均流動資金比率	Average Liquidity Ratio	43.2	45.8	44.3	45.3	**42.4**
平均資產回報率	Return on Average Assets	1.05	1.38	1.72	1.42	**1.21**
平均股東資金回報率	Return on Average Shareholders' Funds	11.4	14.4	16.9	13.3	**11.0**

因會計政策變更，二零零一年之數字經予重報。一九九八年至二零零零年之數字，因數額不多，故並無作出重報。

Figures for 2001 were restated due to changes in accounting policy. Figures for years 1998 to 2000 were not restated as the amounts were immaterial.

 # 包括二零零二年特別股息港幣六角六仙(一九九八年至二零零一年：無)

 # Including special dividend of HK$0.66 per share for 2002 (1998 to 2001: Nil)

股東資金 / 資本充足比率
Shareholders' Funds / Capital Adequacy Ratio


百萬港元
HK$ million
百分率
Percentage
7,000
6,000
5,000
4,000
3,000
2,000
1,000
35
30
25
20
15
10
5
98
99
00
01
02
股東資金 Shareholders' Funds
資本充足比率 Capital Adequacy Ratio

總資產 / 平均資產回報率
Total Assets / Return on Average Assets


百萬港元
HK$ million
百分率
Percentage
60,000
50,000
40,000
30,000
20,000
10,000
3.0
2.5
2.0
1.5
1.0
0.5
98
99
00
01
02
總資產 Total Assets
平均資產回報率 Return on Average Assets

客戶貸款 / 總存款 / 貸存比率
Advances to Customers / Total Deposits / Loan to Deposit Ratio


百萬港元
HK$ million
百分率
Percentage
60,000
50,000
40,000
30,000
20,000
10,000
120
100
80
60
40
20
98
99
00
01
02
客戶貸款 Advances to Customers
總存款 Total Deposits
貸存比率 Loan to Deposit Ratio

成本 / 收入 / 成本與收入比率
Cost / Income / Cost to Income Ratio


百萬港元
HK$ million
百分率
Percentage
2,500
2,000
1,500
1,000
500
50
40
30
20
10
98
99
00
01
02
成本 Cost
收入 Income
成本與收入比率 Cost to Income Ratio

公司資料

董事會

董事長

馮鈺斌博士

董事

劉漢銓太平紳士 GBS *
鄭漢鈞博士 GBS, JP *
李國賢太平紳士 *
任宜正先生 #
馮鈺聲先生
何志偉先生
何子珍先生 *
王家華先生
Mr Alan R Griffith #
Mr Kenneth A Lopian #

秘書

何志偉先生

行政委員會

馮鈺斌博士
王家華先生
馮鈺聲先生

審核委員會

李國賢太平紳士
任宜正先生
何子珍先生

薪酬委員會

鄭漢鈞博士 GBS, JP
李國賢太平紳士

**獨立非執行董事*
 # 非執行董事

行政人員

行政總裁

馮鈺斌博士

副行政總裁

王家華先生

總經理

馮鈺聲先生

副總經理

何志偉先生

助理總經理

馮建偉先生
廖國慶先生
黃循球先生
陳駿發先生
梁超華先生
冼國林先生
阮少智先生
包麗華女士
李卓順先生

核數師

畢馬威會計師事務所
香港執業會計師

註冊辦事處

香港皇后大道中一六一號
電話：(852) 2852-5111
圖文傳真：(852) 2541-0036
直線電報：HX73268
環球財務電訊：WIHBHKHH
電報：WIHANGBA
互聯網網址：http://www.whbhk.com

股份登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓一九零一至五室

美國紐約銀行集團成員

董事及高級行政人員

執行董事

馮鈺斌博士

董事長兼行政總裁

55歲。一九七三年獲加拿大多倫多大學工商管理碩士學位，二零零一年獲香港理工大學頒授榮譽工商管理博士學位。一九七六年加入本銀行，並於一九八零年獲委任為董事。一九九二年三月獲委任為行政總裁，一九九六年四月獲委任為董事長兼行政總裁。現為本集團多間附屬公司董事長。一九八五年起任美麗華酒店企業有限公司董事。香港理工大學顧問委員會委員、多倫多大學（香港）基金有限公司主席及大學管理學系顧問委員會委員、旅遊業賠償基金管理委員會主席、香港銀行學會副會長及市區重建局規劃、拓展及文物保護委員會增選委員。本銀行已故創辦人馮堯敬先生之長子。

王家華先生

副行政總裁

51歲。一九七九年獲康乃爾大學工商管理碩士學位。於一九九九年六月加入本銀行並獲委任為董事及副行政總裁。同時為本銀行主要股東美國紐約銀行之高級副總裁，擁有豐富之授信監管經驗。本銀行行政委員會、授信委員會及管理委員會成員。

馮鈺聲先生

總經理

53歲。獲加拿大渥太華卡頓大學文學士學位。一九七八年加入本銀行並於一九九二年獲委任為董事，現為本銀行行政委員會成員及集團多間附屬公司董事。香港肝壽基金董事局成員。本銀行已故創辦人馮堯敬先生之次子。

何志偉先生

秘書及副總經理

66歲。一九六一年獲加拿大麥基爾大學工程學士學位，一九七二年加入本銀行，並於一九九五年十月獲委任為董事，現為貸款處主管，本銀行管理委員會及授信委員會成員，亦為本集團多間附屬公司董事及秘書。馮鈺斌先生之姐夫。

非執行董事

劉漢銓太平紳士 GBS

55歲。獲倫敦大學法律學士學位。劉漢銓律師行高級合夥人，現任立法會議員及中國人民政治協商會議全國委員會委員。現為僑福建設企業機構及北京控股有限公司之董事及市區重建局董事會成員。一九九六年加入本銀行董事會。

鄭漢鈞博士 GBS, JP

75歲。持有天津大學工程學位，曾為香港工程師學會會長。現為交通諮詢委員會主席，房屋委員會主席。天津發展控股有限公司、恆隆集團有限公司、格蘭酒店集團有限公司及恆隆地產有限公司董事。一九八七年加入本銀行董事會。

李國賢太平紳士

75歲。新興集團主席。本銀行審核委員會主席。西非洲貝寧共和國香港區名譽領事，香港獅子會眼庫主席，香港聾人福利會主席，香港肝壽基金會長，香港大學校董，香港理工大學校董顧問委員會委員。曾擔任國際獅子會三零三區總監及國際理事。一九九一年加入本銀行董事會。

任宜正先生

53歲。美國紐約銀行高級副總裁及大中華區域總經理，香港分行總經理。持有紐約聖約翰大學碩士學位，具備超過二十年國際銀行經驗。本銀行審核委員會成員。一九九一年加入本銀行董事會。

何子珍先生

53歲。 Nexgen Financial Holdings Limited 之總裁。一九七四年獲倫敦大學 Imperial College 頒發理學碩士學位（營運研究及管理學）。本銀行審核委員會成員。一九九七年加入本銀行董事會。

Mr Alan R Griffith

61歲。一九七一年獲 Baruch College 工商管理碩士學位。美國紐約銀行副主席，專責國際銀行業務。一九九九年加入本銀行董事會。

Mr Kenneth A Lopian

46歲。一九七九年獲美國斯克蘭頓大學理學士學位，曾就讀於英國倫敦商學院。美國紐約銀行執行副總裁及亞太區主管，專責管理金融機構及企業關係。二零零二年三月加入本銀行董事會。

高級行政人員

馮建偉先生

助理總經理

51歲。紐約大學工商管理碩士，一九七六年加入本銀行，現為資訊科技處主管。本銀行管理委員會成員。

廖國慶先生

助理總經理

55歲。一九六二年加入本銀行，現為財資處主管。

黃循球先生

助理總經理

49歲。一九七二年加入本銀行，現為本銀行零售銀行處主管及管理委員會成員。香港金銀業貿易場理事。

陳駿發先生

助理總經理

51歲。一九九四年加入本銀行，永亨財務有限公司董事，並為該公司之汽車及器材貸款處總經理。

梁超華先生

助理總經理

44歲。一九九五年獲澳洲麥克里大學工商管理碩士。一九九六年加入本銀行，現為本銀行營運管理處主管及管理委員會成員。澳洲特許會計師公會會員。

冼國林先生

助理總經理

45歲。一九九六年加入本銀行，現為本銀行附屬公司永亨信用財務有限公司董事兼總經理。

阮少智先生

助理總經理

47歲。一九七四年加入本銀行，現為本銀行財務管理處主管及管理委員會成員。為英國特許公認會計師公會資深會員及香港會計師公會會員。

包麗華女士

助理總經理

47歲。獲香港大學法律學士學位及法律學深造證書。一九八五年取得香港大律師資格。曾於香港聯合交易所任助理董事之職，擁有五年監管經驗。二零零一年加入本銀行，現為法律事務處主管。

李卓順先生

助理總經理

53歲。二零零二年加入本銀行，現為金融投資處主管。曾於多間外資及港資金融機構任庫存財務、投資及業務策略要職，包括出任寶源投資有限公司董事及司庫，負責全亞洲區，曾受香港財政司司長委任為槓桿外匯仲裁委員會之成員。

致力拓展中國業務

"由於本港經濟將繼續由內地經濟帶動，集團客戶在國內業務將有增加趨勢。憑著本行的專業及經驗，我們將協助客戶發展國內業務，使他們能充分利用國內的投資商機。"



馮鈺斌
董事長兼行政總裁

純利 / 平均股東資金回報率


百萬港元
百分率
1,000
800
600
400
200
25
20
15
10
5
98
99
00
01
02
純利
平均股東資金回報率

每股股息 / 每股盈利


港元
3.5
3.0
2.5
2.0
1.5
1.0
0.5
98
99
00
01
02
每股股息
每股盈利

零零二年本港經濟在通縮環境影響下，持續疲弱。經濟結構轉型令消費及資本投資停滯不前。此外，中東政局不穩定使環球經濟蒙上陰影，並進一步阻礙本港經濟復甦。

去年本港失業率創出百分之七點八的高水平，導致消費及零售市道疲弱。持續通縮對薪金構成壓力，並導致消費者信心下降。房地產市道在供過於求的情況下，樓價進一步下滑，令消費意慾更低迷；政府最近推出一系列穩定樓價措施的成效仍有待評估。

縱使經濟持續低迷，中國市場的持續發展仍有利於本港的經濟前景。去年，本港出口增長強勁，尤以第三季為甚，轉口及出口貿易之迅速增長亦帶動了本港之整體經濟增長。內地訪港旅客去年創出新高，抵銷了世界其他各地來港旅客增幅之放緩。在這充滿挑戰性的環境下，二零零二年本港經濟錄得百分之二點三的增長。

永亨銀行集團之除税後盈利達港幣六億八千零七十萬元，去年則為港幣七億七千九百萬元。每股盈利下降百分之十二點六至港幣二元三角二仙。董事會建議派發末期股息每股港幣七角九仙及特別股息每股港幣六角六仙，連同年內已派發之中期股息每股港幣三角七仙，全年每股股息共達港幣一元八角二仙，較二零零一年增加百分之四十九點二。

本年度集團之平均資產回報率及平均股東資金回報率分別為百分之一點二一及百分之十一。集團之資本充足比率及平均流動資金比率分別為百分之十六點五及百分之四十二點四。

在市場情況不斷轉變下，本港的銀行業亦繼續轉型。由於競爭激烈，息差收窄及貸款需求疲弱，一向被視為銀行主要收入來源的利息收入業務持續萎縮。有鑑於此，本港銀行均專注發展佣金收入業務以彌補貸款增長之放緩，各銀行更主動地擴闊業務範圍，致力推廣財富管理及佣金收入產品。

為了更積極拓展業務，集團不斷增強前線員工隊伍，並相應精簡後勤部門的工作。與此同時，我們不斷為客戶服務員工提供培訓，提高他們對日新月異的金融產品之認識，使他們能配合銀行業的最新發展。集團的宗旨是進一步加強服務質素，維持與客戶間之緊密聯繫，使我們能更有效地推介銀行的產品及服務。

在推廣業務之同時，集團亦加強銀行的風險管理。鑑於經濟持續疲弱，破產數字不斷上升，我們將重估客戶之貸款質素，並密切留意客戶的還款能力。我們在審批貸款時將更趨審慎，亦將繼續分散集團之借貸業務，為不同的行業及企業提供貸款，包括在本港及國內經營之公司。

集團繼續支持社會公益事業，在這方面，我們已繼續參與公益金舉辦的便服日籌款活動，共籌得善款達港幣三十八萬元。

集團的宗旨是進一步加強服務質素，維持與客戶間之緊密聯繫，使我們能更有效地推介銀行的產品及服務。

展望未來，二零零三年對本港仍然是充滿挑戰的一年，由於失業率高企，內部需求疲弱，本港通縮情況持續。政局不穩定亦影響了環球經濟的復甦能力。不過，在出口帶動下，有跡象顯示本港的經濟將逐漸步向復甦之軌道。特別是珠江三角州一帶的強勁發展，更將帶動本港之轉口貿易。在這情況下，預料本港之實質經濟增長，於本年可上升百分之三。

永亨銀行將繼續拓展財資及財富管理業務，擴大佣金收入。由於本港經濟將繼續由內地經濟帶動，集團客戶在國內業務將有增加趨勢。憑著本行的專業及經驗，我們將協助客戶發展國內業務，使他們能充分利用國內的投資商機。集團獲批准提供人民幣貸款業務後，將繼續加強拓展中國業務，維持一貫策略，進一步融入國內之經濟發展。

最後本人希望獲此機會對各同事們在這經濟環境惡劣的情況下所作出之努力致意。本人亦對董事會成員的鼎力支持及指引，以及各股東們對集團的信賴和支持，深感謝意。

董事長兼行政總裁
馮鈺斌 謹啟

香港 二零零三年三月十三日

業務回顧

貸款組合



9%
15%
28%
19%
1%
11%
17%

○ 商業及貿易融資
○ 企業放款
○ 住宅樓宇按揭
○ 非本地貸款
○ 個人放款
○ 股票有關之貸款
○ 物業發展及投資

消費信貸業務繼續錄得增長，並為銀行帶來了較高回報的資產組合。

經營業績

截至二零零二年十二月三十一日止年度，集團之除稅後盈利達港幣六億八千零七十萬元，去年則為港幣七億七千九百萬元。每股盈利下降百分之十二點六至港幣二元三角二仙。

財務回顧

本港經濟低迷，令貸款需求持續疲弱，集團之總貸款額下降百分之三點一至港幣三百四十四億二千萬元。地產市道低迷，競爭日趨激烈，令集團之住宅樓宇按揭下降百分之十一點六。消費信貸業務繼續錄得增長，並為銀行帶來了較高回報的資產組合。汽車及機械貸款、澳門及國內貸款亦錄得顯著增長。

總存款上升百分之三點一至港幣五百零一億元，主要由於年內發行總值達港幣十三億元之零售存款証。集團更成功推廣低成本之往來及儲蓄戶口存款，分別上升百分之十六點一及百分之十三點三。

由於貸款需求疲弱，尤以住宅樓宇按揭為甚，淨利息收入下降百分之三至港幣十四億七千二百二十萬元，使集團之總收入下降百分之二點三。

集團之息差由去年百分之二點七七輕微收窄至本年度百分之二點六二，主要由於住宅樓宇按揭利息收入減少及無利息成本資金之回報率下降所致。消費信貸業務及財資業務的增長，抵銷了部分收入之下降。

集團亦已致力擴大非利息收入基礎，以減低貸款需求疲弱的影響。此等收入佔集團營業收入百分之二十。證券買賣及信用卡佣金收入下降，抵銷了財富管理業務、外匯交易及保險佣金的持續增長。

在繼續努力控制成本下，集團開支只微升百分之一點二至港幣五億九千五百五十萬元。開支收入比率則維持於百分之三十二點四之水平。

呆壞賬準備上升百分之十點六至港幣四億六千八百萬元，主要來自消費信貸，特別是信用卡欠款以及為物業抵押品價值下降所作出準備。然而，年底不履行貸款佔總貸款額之比率由去年同期百分之三點八下降至百分之二點六八。



業務回顧

零售銀行業務

去年，零售銀行業務撥備前之盈利較二零零一年上升百分之三點五，增幅主要來自財富管理業務、消費信貸及客戶存款，但零售銀行業務盈利卻受信用卡撇賬之影響。

貸款

縱使政府推出了刺激地產市道措施，本港地產市道仍然低迷，因此，住宅樓宇按揭業務之增長持續放緩，息差繼續收窄。

由於香港住宅樓宇按揭業務增長放緩，集團已積極拓展國內住宅樓宇按揭業務並錄得理想增長。住宅樓宇按揭貸款較去年上升百分之二十五點六。

集團之住宅樓宇按揭業務現佔總貸款額百分之二十七點七，較去年下降百分之十一點六。此外，由於集團已決定不再減低按揭息率以爭取按揭業務，減價的壓力已逐漸緩和。由於香港住宅樓宇按揭業務市場增長放緩，集團已積極拓展國內住宅樓宇按揭業務並錄得理想增長。住宅樓宇按揭貸款較去年上升百分之二十五點六。

消費信貸

消費信貸方面，集團透過永亨信用財務有限公司集中發展個人貸款。年內，該公司並推出稅務貸款及循環貸款，配合不同客戶需要，包括「負資產業主協助計劃」及「私人貸款債務重組計劃」，年內永亨信用財務之貸款額較去年上升百分之二十三點七。

存款組合


38%
62%

○ 港元存款
○ 外幣存款


6%
16%
78%

○ 定期存款
○ 短期存款
○ 儲蓄存款

集團已採取新措施，繼續提高服務質素。

鑑於珠江三角州一帶之製造業發展蓬勃，集團透過永亨財務有限公司繼續為本港及國內中小型企業提供貸款服務，包括汽車及機械貸款。年內，該公司貸款上升百分之二十四點一。

鑑於現時個人破產數字及呆壞賬上升，集團已減慢信用卡業務之增長速度。截至二零零二年十二月三十一日止，信用卡撇賬率達百分之十四點三，與市場相若。此外，由於收緊信貸審批條件及持卡人數減少，集團之信用卡應收賬較去年下降百分之三十二點九至港幣三億一千零七十萬元。

存款

存款方面，由於本行所發出之存款証顯著上升，總存款額上升百分之三點一達港幣五百零一億元。此外，雖然客戶存款輕微下降百分之零點九，但隨著利率協議取消及在低息環境下，集團於年內成功地吸納了更多低成本之儲蓄及往來存款以取代成本較高之定期存款，該類存款分別上升百分之十以上。年內，集團發行超過二十次零售存款証，總額達港幣十三億元。

財富管理、保險及股票買賣

在持續的低息環境下，集團透過財富管理業務為客戶提供了多項高回報的存款及投資服務。

年內，集團推出了一系列單位信託基金，微型債券、零售存款証及証券票據等投資工具產品，並取得理想之成績。透過銀行售出的單位信託基金及債券總數超逾港幣七億九千萬元。

集團已採取新措施為客戶提高更佳服務質素。年內，我們增加了分行客戶服務員工之人數，並繼續提供培訓，使員工能具備更佳資料配合推銷現有投資環境的產品。提高專業技能不但使員工有更大工作滿足感，對他們的前途亦有幫助。

我們承諾為客戶提供多途徑一站式服務以配合他們的財務需求。集團去年推出的尊貴理財服務，反應理想，並贏得客戶之讚賞。我們相信此等增值服務讓集團及客戶均可受惠。


中国人民银行
永亨银行深圳分行
许可证号码：W20685840047
批准日期：1993年8月13日
邮政编码：518008
电话：(0755)82461811

永亨保險

集團的保險代理及保險顧問業務亦取得理想成績。在強制性公積金、人壽保險及一般保險業務方面均錄得穩定增長。自集團與多間銀行合作組成聯營公司一香港人壽保險有限公司後，已開始推出本行的人壽保險服務，該公司所銷售之保險單，成績理想。

永亨證券

縱使市場交投下降，永亨證券仍保持穩定的營業額。該公司於年內推出之IVR（話音互動系統）交易服務，反應理想。

企業銀行

在本港出口強勁及國內經濟不斷增長的影響下，企業銀行去年撥備前的盈利較二零零一年上升百分之四點八。年內，該部門的貿易融資業務錄得顯著增長，並積極參與了數項銀團貸款及企業融資活動。中國經濟的強勁增長及其加入世貿後，繼續吸引了不少香港投資者往國內投資，因而為銀行提供了不少貸款機會。

二零零二年五月，永亨銀行正式獲准經營人民幣業務，為國內之外資企業及外籍人士提供人民幣銀行服務，亦獲准為國內之中資機構提供外幣服務，以擴大在國內的銀行業務範圍。隨著獲准經營人民幣業務，集團可進一步發展國內銀行業務，並可為現有客戶及新客戶提供更佳的服務。

隨著獲准經營人民幣貸款業務，集團可進一步發展國內銀行業務，並可為現有客戶及新客戶提供更佳的服務。

年內，企業融資處與深圳分行攜手合作，盡力協助北上投資的本港廠家，為他們提供各類融資服務，並為在國內發展的地產商提供項目融資。透過上海及廣州之代表辦事處，本行加強了在國內之客戶關係。

年內，由於集團銳意拓展財資業務以提升集團過剩資金的回報率，該業務的除稅前盈利較去年上升百分之六十六點一。

財資業務

年內，由於集團銳意拓展財資業務以提升集團過剩資金的回報率，該業務的除稅前盈利較去年上升百分之六十六點一。能達到這鼓舞的成績，是因為集團將部分資金投放於高投資等級債券及債務證券上。集團繼續拓展財資業務，並將更有效率及審慎地投資過剩資金。

澳門永亨

集團在澳門之業務亦表現理想，澳門永亨之業績於當地銀行業表現突出，盈利上升百分之三點四至澳門幣一億二千四百二十萬元，貸款及存款方面均錄得穩健增長，分別增長百分之七點四及百分之五點九。淨利息收入微升百分之零點三，而非利息收入則上升百分之十七點二。

董事會報告書

董事會謹將截至二零零二年十二月三十一日止之年度營業報告及已審核之賬目送呈各股東省覽。

主要業務

本銀行及其附屬公司之主要業務為經營銀行及有關之財務服務。

本銀行及其附屬公司之主要業務及地區劃分之業務分析載於賬目附註二十八。

業績

截至二零零二年十二月三十一日止年度之集團盈利載於本年報第三十九頁內，有關已派發或建議派發之股息載於賬目附註八。

主要客戶

董事會認為本集團五位最大客戶佔本集團總收入少於百分之三十。

固定資產

本集團及本銀行於本年度內之固定資產變動狀況載於賬目附註二十一。

股本及儲備

本集團及本銀行於本年度內之股本及儲備變動狀況載於賬目附註二十四及二十五。

審核委員會

本銀行審核委員會於一九九二年成立。該委員會每年舉行三次會議，成員名單刊於本年報第六頁。

審核委員會須向董事會負責而其主要責任包括審查本銀行的財務報告及內部監控運作。

董事提名委員會

董事提名委員會於二零零二年十二月成立，成員包括三名非執行董事，劉漢銓太平紳士、鄭漢鈞博士及李國賢太平紳士。該委員會負責向董事會提出建議委任本銀行董事、行政總裁、副行政總裁及總經理之位。

薪酬委員會

薪酬委員會於一九九五年成立。該委員會每年舉行一次會議，評估及批准本銀行行政總裁之薪酬及福利，成員名單刊於本年報第六頁。

慈善捐款

本年度內本集團對各項慈善機構之捐款約為港幣二十二萬三千元。

董事

於本年報通過日董事會各同寅之芳名請參閱本年報第六頁。

董事白世禮先生已於二零零二年三月十四日榮休。

董事劉漢銓太平紳士、王家華先生及 Mr Alan R Griffith 等依照註冊章程均應告退，但可再選復任。

獨立非執行董事袍金

本銀行每位獨立非執行董事於截至二零零二年十二月三十一日之年度內，各收取董事袍金港幣十萬元正。

主要股東權益

根據主要股東持股紀錄，除披露於董事及行政總裁權益項下，各主要股東於二零零二年十二月三十一日持有本銀行股本之權益如下：

姓名		所持股數
BNY International Financing Corporation *（美國紐約銀行集團全資附屬公司）*		73,800,000
保定有限公司	(1)	24,156,000
YKF Trustee Holding Inc.	(1)	24,098,400
Tessel Inc.	(1)	10,639,200

(1) 全部股份由公司持有，馮鈺斌先生、馮鈺聲先生、何志偉夫人及其他人士為合資格之受益人。

根據一項於一九九六年八月二十二日訂立之股東協議， BNY International Financing Corporation、馮鈺斌先生、馮鈺聲先生、保定有限公司、 YKF Trustee Holding Inc.及泰華置業有限公司同意保留本銀行已發行股份合共百分之三十七點五之聯合控制權。根據證券（公開權益）條例，以上各股東各自被視為於110,046,938股本銀行股份中擁有權益。

董事及行政總裁權益

根據董事及行政總裁持股紀錄，各董事及行政總裁於二零零二年十二月三十一日持有本銀行股本之權益如下：

	所持股數				
姓名	個人	家庭	其他		合計
馮鈺斌	2,952,000	-	120,000	(1&3)	3,072,000
王家華	-	-	70,000	(1)	70,000
馮鈺聲	3,036,000	-	94,000	(1&3)	3,130,000
何志偉	100,000	60,000	94,000	(1)	254,000
李國賢	-	-	193,800	(2)	193,800
劉漢銓	101,500	-	-		101,500
何子珍	10,000	-	-		10,000

附註：

(1) 董事會議決根據一九九三年六月九日通過之認股權計劃，授予董事及行政人員認股權，下列董事經接納下列認股權：

			行使期間		
姓名	授予認股權之股份數目	授予日期	由	至	認購價（港元）
馮鈺斌	30,000	10/03/1994	10/03/1995	9/03/2004	14.83
	50,000	10/03/2001	10/03/2002	9/03/2011	23.60
	40,000	15/03/2002	15/03/2003	14/03/2012	26.30
王家華	40,000	10/03/2001	10/03/2002	9/03/2011	23.60
	30,000	15/03/2002	15/03/2003	14/03/2012	26.30
馮鈺聲	24,000	10/03/1994	10/03/1995	9/03/2004	14.83
	40,000	10/03/2001	10/03/2002	9/03/2011	23.60
	30,000	15/03/2002	15/03/2003	14/03/2012	26.30
何志偉	24,000	10/03/1994	10/03/1995	9/03/2004	14.83
	40,000	10/03/2001	10/03/2002	9/03/2011	23.60
	30,000	15/03/2002	15/03/2003	14/03/2012	26.30

(2) 該類股份由公司持有，李國賢先生擁有該公司三分一以上之投票權。於二零零二年三月，該類股份已轉讓予家族信託基金持有，而合資格之受益人為李國賢夫人。

(3) 馮鈺斌先生及馮鈺聲先生所持有之全部股份及認股權已包括於上述主要股東權益所述股東協議之110,046,938股內。

除上文所述外，於二零零二年十二月三十一日，根據證券（公開權益）條例，各董事、行政總裁及其有關人士概無於本銀行及其聯營公司之股本中佔有其他實質權益。

認股權資料

根據已批准之認股權計劃，董事會獲授權可決定給予行政人員認股權以購入本銀行股份，作為對僱員的獎勵。二零零一年九月一日之前，認購價為認股權授予日期前五個營業日於香港聯合交易所有限公司（「聯交所」）之平均收市價的百分之八十。二零零一年九月一日之後，認購價須至少為下列兩者中的較高者：

i) 股份於授予日在聯交所之收市價，該日必須為營業日，及

ii) 股份於授予日前五個營業日在聯交所的平均收市價。

認股權於行使前必須持有最少一年，並可於授予日的第一週年至第十週年期間行使，接受認股權須付港幣一元，該認股權計劃將於二零零三年四月二十四日終止。

根據認股權計劃可予發行的股份數目最多不得超過本銀行於批准通過該計劃時已發行股本百分之五。於二零零二年十二月三十一日，根據認股權計劃可予發行之普通股為13,616,000股或佔本銀行已發行股本百分之四點六。

於二零零二年十二月三十一日，本銀行之董事及僱員持有本銀行股份認股權之權益如下（二零零二年十二月三十一日每股市值為港幣24.95元）。

	二零零二年十二月三十一日之股份數目	二零零一年十二月三十一日之股份數目	授予日期	已行使之股份數目	認購價（港元）	認股權授予日之每股市值（港元）	股份於行使前一日之每股加權平均收市價（港元）
董事							
馮鈺斌	**30,000**	30,000	10/03/1994	-	14.83	18.25	-
	50,000	50,000	10/03/2001	-	23.60	29.00	-
	40,000	-	15/03/2002	-	26.30	26.30	-
王家華	**40,000**	40,000	10/03/2001	-	23.60	29.00	-
	30,000	-	15/03/2002	-	26.30	26.30	-
馮鈺聲	**24,000**	24,000	10/03/1994	-	14.83	18.25	-
	40,000	40,000	10/03/2001	-	23.60	29.00	-
	30,000	-	15/03/2002	-	26.30	26.30	-
何志偉	**24,000**	24,000	10/03/1994	-	14.83	18.25	-
	40,000	40,000	10/03/2001	-	23.60	29.00	-
	30,000	-	15/03/2002	-	26.30	26.30	-
其他僱員	**24,000**	24,000	10/03/1994	-	14.83	18.25	-
	210,000	240,000	10/03/2001	30,000	23.60	29.00	27.00
	160,000	-	15/03/2002	-	26.30	26.30	-
	772,000	512,000		30,000			

已授出之認股權未行使前不會在賬目列賬。一九九四年三月十日所授予認股權之認購價因於一九九七年五月之五送一紅股而調整為港幣14.83元。二零零二年授予認股權之價值乃採用柏力克－舒爾斯期權價格模式估計，於授予日為港幣7.96元。該項估計採用以下之數據：

無風險利率（百分率）	6.40
預期有效年期（年）	9.50
波幅（百分率）	31.91
預期股息率（百分率）	4.50

柏力克－舒爾斯期權價格模式的設計旨在評估並無授出限制，並且可以自由轉讓之買賣期權之公平價值。此外該期權之價格模式採用了非常主觀的假設數據，其中包括預期之股價波幅。由於本銀行之認股權的特性與其他買賣期權有莫大分別，再加上主觀假設數據之改變對公平價值的估計有重大影響，故此柏力克－舒爾斯期權價格模式不一定能對認股權之公平價值提供可靠的量度準則。

董事合約權益

本年度末或本年度內本銀行或其附屬公司並無訂立使其董事享有權益之重要合約。

除上述之認股權計劃外，本年內本銀行或其附屬公司從未簽訂任何合約致使本銀行各董事因取得本銀行或其他法人團體之股份或債券而獲益。

各董事並未與本銀行簽訂任何服務合約。

購買、出售或贖回上市證券

截至二零零二年十二月三十一日止年度內，本銀行或其任何附屬公司並無購買、出售或贖回本銀行之股份。

符合最佳應用守則

除卻非執行董事之任期沒有訂定外，本銀行於年內已遵照聯交所上市規則附錄十四所載最佳應用守則之指引。

符合「本地註冊認可機構披露財務資料」之要求

本年度之賬目已經完全遵照香港金融管理局發出之監管政策手冊「本地註冊認可機構披露財務資料」所載的要求而編製。

核數師

賬目經由畢馬威會計師事務所審核。

在即將舉行的股東週年大會上，將提請復聘畢馬威會計師事務所為本銀行核數師。

承董事會命

董事長兼行政總裁
馮鈺斌 謹啟

香港 二零零三年三月十三日

Corporate Information

Board of Directors

Chairman
Dr Patrick Y B Fung

Directors
The Hon Ambrose H C Lau, GBS, JP*
Dr Cheng Hon Kwan, GBS, JP*
Mr Simon K Y Lee, JP*
Mr Michael J Ranieri#
Mr Michael Y S Fung
Mr Louis C W Ho
Mr Ho Soo Ching*
Mr Frank J Wang
Mr Alan R Griffith#
Mr Kenneth A Lopian#

Secretary
Mr Louis C W Ho

Executive Committee
Dr Patrick Y B Fung
Mr Frank J Wang
Mr Michael Y S Fung

Audit Committee
Mr Simon K Y Lee, JP
Mr Michael J Ranieri
Mr Ho Soo Ching

Compensation Committee
Dr Cheng Hon Kwan, GBS, JP
Mr Simon K Y Lee, JP

* *Independent non-executive directors*
\# *Non-executive directors*

Executives

Chief Executive
Dr Patrick Y B Fung

Deputy Chief Executive
Mr Frank J Wang

General Manager
Mr Michael Y S Fung

Deputy General Manager
Mr Louis C W Ho

Assistant General Managers
Mr Fung Kin Wai
Mr Liu Kwok Hing
Mr Stephen C K Wong
Mr Edward C F Chan
Mr Stephen C W Leung
Mr Sin Kwok Lam
Mr Stanley S C Yuen
Ms Evelyn L W Pau
Mr Tommy C S Lee

Auditors
KPMG
Certified Public Accountants

Registered Office
161 Queen's Road Central, Hong Kong
Telephone: (852) 2852-5111
Fax: (852) 2541-0036
Telex: HX73268
SWIFT: WIHBHKHH
Cable: WIHANGBA
Web Site Address: http://www.whbhk.com

Registrars
Computershare Hong Kong Investor
Services Limited
Rooms 1901-5, 19/F., Hopewell Centre
183 Queen's Road East, Wanchai , Hong Kong

Affiliated with The Bank of New York Group

Directors and Senior Executives

Executive Directors

Dr Patrick Y B Fung

Chairman and Chief Executive

Aged 55. Obtained MBA degree from University of Toronto in 1973, and awarded Honorary Doctor of Business Administration by The Hong Kong Polytechnic University in 2001. Joined the Bank in 1976 and appointed a Director in 1980. Appointed Chief Executive in March 1992, Chairman and Chief Executive in April 1996. Chairman of numerous subsidiaries within the Group. A Director of Miramar Hotel and Investment Company Limited since 1985. A member of the Court of The Hong Kong Polytechnic University. Chairman of University of Toronto (Hong Kong) Foundation and a member of the Dean's Advisory Council of the Faculty of Management, University of Toronto. Chairman of the Travel Industry Compensation Fund Management Board. A Vice President of the Hong Kong Institute of Bankers. A co-opt member of Planning, Development and Conservation Committee of Urban Renewal Authority. Son of the late Mr Y K Fung, founder of the Bank.

Mr Frank J Wang

Deputy Chief Executive

Aged 51. Obtained MBA degree from Cornell University in 1979. Joined the Bank and appointed a Director and Deputy Chief Executive in June 1999. Concurrently a Senior Vice President of The Bank of New York, a substantial shareholder of the Bank. Has extensive credit control experience. A member of the Executive Committee, Credit Committee and Management Committee of the Bank.

Mr Michael Y S Fung

General Manager

Aged 53. Obtained BA degree from Carlton University in Ottawa, Canada. Joined the Bank in 1978 and appointed a Director in 1992. A member of the Executive Committee of the Bank and a Director of numerous subsidiaries within the Group. A council member of The Hong Kong Liver Foundation. Son of the late Mr Y K Fung, founder of the Bank.

Mr Louis C W Ho

Secretary and Deputy General Manager

Aged 66. Obtained an engineering degree from McGill University in 1961. Joined the Bank in 1972 and appointed a Director in October 1995. Head of Loans Division. A member of the Management and Credit Committee of the Bank and a Director and Secretary of numerous subsidiaries within the Group. Brother-in-law of Mr Patrick Y B Fung.

Non-Executive Directors

The Hon Ambrose H C Lau, GBS, JP

Aged 55. Obtained Bachelor of Laws degree from University of London. Senior Partner of Chu and Lau, Solicitors and Notaries and presently a member of the Legislative Council and the National Committee of the Chinese People's Political Consultative Conference. A Director of the Hong Kong Parkview Group Limited and Beijing Enterprises Holdings Limited and a member of the Board of the Urban Renewal Authority. Joined the Board of the Bank in 1996.

Dr Cheng Hon Kwan, GBS, JP

Aged 75. Obtained an engineering degree from Tianjin University. Past President of The Hong Kong Institution of Engineers. Chairman of Transport Advisory Committee. Chairman of Housing Authority. Director of Tianjin Development Holdings Limited, Hang Lung Group Limited, Grand Hotel Holdings Limited and Hang Lung Properties Limited. Joined the Board of the Bank in 1987.

Mr Simon K Y Lee, JP

Aged 75. Chairman of Sun Hing Group of Companies. Chairman of the Audit Committee of the Bank. Honorary Consul of the Republic of Benin (West Africa) in Hong Kong. President of the Lions Eye Bank of Hong Kong. President of the Hong Kong Society for the Deaf. Chairman of the Hong Kong Liver Foundation. A member of the Court of the University of Hong Kong. A member of the Advisory Board of the Hong Kong Polytechnic University. Past District Governor of Lions District 303 and Past International Director of Lions Clubs International. Joined the Board of the Bank in 1991.

Mr Michael J Ranieri
Aged 53. Senior Vice President and General Manager of The Bank of New York's Hong Kong Branch and Regional Manager for Greater China. Obtained a masters degree in arts from St. John's University, New York, and has been an international banker for over 20 years. A member of the Audit Committee of the Bank. Joined the Board of the Bank in 1991.

Mr Ho Soo Ching
Aged 53. President of Nexgen Financial Holdings Limited. Obtained M.Sc (Operational Research and Management Science) from Imperial College, London in 1974. A member of the Audit Committee of the Bank. Joined the Board of the Bank in 1997.

Mr Alan R Griffith
Aged 61. Obtained a MBA degree from Baruch College in 1971. Vice Chairman of The Bank of New York and is responsible for its international banking sector. Joined the Board of the Bank in 1999.

Mr Kenneth A Lopian
Aged 46. Obtained BS degree from University of Scranton in 1979 and also attended The London Business School. Executive Vice President of The Bank of New York and Head of Asian/Pacific Division with responsibilities for the management of Financial Institution and Commercial relationships. Joined the Board of the Bank in March 2002.

Senior Executives

Mr Fung Kin Wai
Assistant General Manager
Aged 51. Obtained MBA degree from New York University. Joined the Bank in 1976. Head of Information Technology Division. A member of the Management Committee of the Bank.

Mr Liu Kwok Hing
Assistant General Manager
Aged 55. Joined the Bank in 1962. Head of Treasury Division.

Mr Stephen C K Wong
Assistant General Manager
Aged 49. Joined the Bank in 1972. Head of Retail Banking Division and a member of the Management Committee of the Bank. A member of Executive and Supervisory Committee of the Chinese Gold and Silver Exchange Society.

Mr Edward C F Chan
Assistant General Manager
Aged 51. Joined the Bank in 1994. A Director of Wing Hang Finance Company Limited and General Manager of its Auto and Equipment Finance Division.

Mr Stephen C W Leung
Assistant General Manager
Aged 44. Obtained MBA degree from Macquarie University, Sydney in 1995. Joined the Bank in 1996. Head of Operations Division and a member of the Management Committee of the Bank. An associate member of the Institute of Chartered Accountants in Australia.

Mr Sin Kwok Lam
Assistant General Manager
Aged 45. Joined the Bank in 1996. A Director and General Manager of Wing Hang Credit Limited, a subsidiary of the Bank.

Mr Stanley S C Yuen
Assistant General Manager
Aged 47. Joined the Bank in 1974. Head of Financial Management Division and a member of the Management Committee of the Bank. A fellow member of The Association of Chartered Certified Accountants and an associate member of Hong Kong Society of Accountants.

Ms Evelyn L W Pau
Assistant General Manager
Aged 47. Obtained LLB degree and PCLL from University of Hong Kong. Called to the Bar (Hong Kong) in 1985. Has five years' regulatory experience as an Assistant Director of The Stock Exchange of Hong Kong Limited before joining the Bank in 2001. Head of Legal and Compliance Division.

Mr Tommy C S Lee
Assistant General Manager
Aged 53. Joined the Bank in 2002. Head of Financial Markets Division. Previously held various senior positions in treasury, investment and strategic planning in both foreign and local financial institutions including the position of Director and Treasurer in Schroders Asia Limited with responsibility for the Pan-Asia Region. Had been appointed by the Financial Secretary of Hong Kong as a member of the Leveraged Foreign Exchange Arbitration Panel.

Facilitating expansion into China



Patrick Y B Fung
Chairman & Chief Executive

" As the mainland is expected to continue to drive growth in the region, businesses will continue to migrate across the border. Leveraging on our experience and expertise, we will assist our customers to take advantage of investment opportunities in the mainland. "

Hong Kong's economy remained subdued in 2002 under a deflationary environment as the ongoing restructuring kept a lid on consumption and capital investments. Political uncertainty in the Middle East cast a shadow over the global economy, further hindering a domestic recovery.

In 2002, unemployment reached a record high of 7.8 percent, keeping consumer spending and retail sales low. Continuous deflation exerted pressure on wages, resulting in a decline in consumer confidence. Poor sentiment was exacerbated by further declines in property prices as supply still exceeded demand. The impact of the recent measures by the Government to stabilize property prices has yet to be assessed.

Despite generally poor economic conditions, China's expansion continues to bode well for Hong Kong. The territory recorded strong export growth, particularly in the third quarter. The acceleration in the re-export trade and services exports impacted positively on the territory's GDP. The tourism industry has benefited from the record number of visitors from China, compensating for the slower growth of visitors from overseas. In this challenging environment, Hong Kong's real GDP grew 2.3 percent for the year 2002.

Wing Hang Bank recorded a profit of HK$680.7 million for the year, compared to HK$779.0 million in 2001. Earnings per share eased by 12.6 percent to HK$2.32. The Board has recommended a final dividend of HK$0.79 per share and a special dividend of HK$0.66 per share. Together with the interim dividend of HK$0.37 paid in mid 2002, total dividends for the year amounted to HK$1.82 per share, an increase of 49.2 percent over 2001.

Return on average assets and average shareholders' funds stood at 1.21 percent and 11.0 percent respectively, while the Group's capital adequacy ratio and average liquidity ratio were at 16.5 percent and 42.4 percent respectively.

Hong Kong's banking industry has continued to evolve in light of changes in the market. Interest income, which was a major contributor to revenue, has continued to shrink as a result of intense competition, narrowing margins and declining loan demand. Banks have focused on fee and commission income to compensate for slower growth in loan volume. The industry has also been taking a more proactive approach to broadening the scope of the business, notably in wealth management and fee income products.

Net Profit / Return on Average Shareholders' Funds


HK$ million
Percentage
1,000
800
600
400
200
25
20
15
10
5
98
99
00
01
02
Net Profit
Return on Average Shareholders' Funds

Dividends per share / Earnings per share


HK$
3.5
3.0
2.5
2.0
1.5
1.0
0.5
98
99
00
01
02
Dividends per share
Earnings per share

We aim to further emphasize the quality of our service and maintain close working relationships with our customers in order to cross-sell the Bank's wide range of products and services.

In order to implement a more proactive marketing philosophy, Wing Hang has increased the number of front line staff and streamlined back office functions. At the same time, we have continued to provide training programs to our customer service staff to broaden their knowledge of increasingly sophisticated financial products and to help them keep pace with the changing banking environment. We aim to further emphasize the quality of our service and maintain close working relationships with our customers in order to cross-sell the Bank's wide range of products and services.

While developing new businesses, we have increased our risk management efforts in view of the weakening economy and rising bankruptcies, continuing to reassess the credit quality of our customers and monitoring their repayment abilities. We will continue to take a prudent approach in granting credit while also diversifying our exposures to various industries and institutions, both in Hong Kong and across the border.

We remain committed to playing an active role in the community and again participated in the Community Chest Dress Casual Day fund-raising program, raising a total of HK$0.38 million.

Looking ahead, 2003 is expected to be another challenging year for Hong Kong. Deflation will persist as domestic demand remains weak due to the high unemployment rate. Political uncertainty is likely to dampen the global economic recovery. There are, however, signs that we are on our way to a cyclical recovery led by trade. In particular, the strong performance of the Pearl Delta Region will improve re-export trade. Against this background, Hong Kong's real GDP is expected to edge up 3 percent this year.

We will continue to expand our treasury activities and wealth management services to broaden our fee income base. As the mainland is expected to continue to drive growth in the region, businesses will continue to migrate across the border. Leveraging on our experience and expertise, we will assist our customers to take advantage of investment opportunities in the mainland. Having been granted the approval to lend in Renminbi, we will further expand into China and continue our strategy of integrating into this high growth area.

I wish to take this opportunity to extend my gratitude to my colleagues who have worked very hard during such difficult times. I am indebted to the Board of directors for their continued support and counsel. I am also grateful to our shareholders who have continued to extend to us their trust and support.

Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 13th March, 2003

Review of Operations

Operating Results

For the year ended 31st December 2002, Wing Hang Bank Group recorded a profit of HK$680.7 million, compared to HK$779.0 million in 2001. Earnings per share eased by 12.6 percent to HK$2.32.

Financial Review

The subdued economy in Hong Kong continued to dampen demand for loans. As a result, total advances to customers eased 3.1 percent to HK$34.42 billion. Residential mortgages showed a decline of 11.6 percent due to intense competition and the slow property market. Continued growth has, however, been recorded in the consumer finance sector, which brought in higher yielding assets for the Bank. Respectable growth has also been recorded in vehicle and equipment finance as well as loans for use in Macau and China.

Total deposits increased by 3.1 percent to HK$50.10 billion, resulting from the issuance of HK$1.3 billion in retail Certificates of Deposit during the year. Successful promotions of current and savings deposits also brought about growth of 16.1 percent and 13.3 percent respectively for these lower cost accounts.

For the year ended 31st December 2002, net interest income declined 3.0 percent to HK$1,472.2 million due to weak loan demand especially in residential mortgages, resulting in a drop of 2.3 percent in the Group's total revenue.

Net interest margins dropped slightly to 2.62 percent from 2.77 percent last year. Reduced margins in residential mortgages and lower yields in interest-free funds have been offset by increases in consumer finance and treasury activities.

In view of the weak demand for loans, the Bank has focused its efforts on broadening fee and commission income, which now accounts for 20.0 percent of the Group's operating income. Continued growth in wealth management services and increases in foreign exchange trading income and insurance commissions have been offset by decreases in share brokerage and credit card commissions.

The Bank has continued to pursue cost-containment efforts. As a result, expenses increased marginally by 1.2 percent to HK$595.5 million and the cost to income ratio for the year stood at 32.4 percent.

Charges for bad and doubtful debts increased by 10.6 percent to HK$468.0 million, primarily from consumer lending, in particular, defaults in credit card payments as well as provisions required in light of the declining value of property collateral. However, the level of non-performing loans decreased to 2.68 percent compared to last year at 3.80 percent.

Loan Composition



9%
15%
28%
19%
17%
11%

- Commercial & Trade Financing
- Loans to Corporate
- Residential -individuals
- Non-domestic loans
- Loans to Individuals
- Share Financing
- Property Development & Investment

Continued growth has, however, been recorded in the consumer finance sector, which brought in higher yielding assets for the Bank.



Business Review

Retail Banking

The Retail Banking operation recorded a 3.5 percent increase in operating profit before provision over 2001, mainly brought about by increased business from wealth management services as well as respectable growth in consumer loans and customer deposits. The division's profitability has, however, been affected by provisions for our credit card business.

Loans

The slow growth in residential mortgages in Hong Kong continued to be offset by increased activities in China, which saw residential mortgage financing grow 25.6 percent during the year.

The property market continued to be weak despite measures taken by the Government to stabilize prices and to promote sales activities. As a result, growth in residential mortgages continued to be slow and margins remained thin.

For Wing Hang, residential mortgages, which accounted for 27.7 percent of the loan portfolio, declined 11.6 percent. Re-pricing has, however, stabilized as the Bank has decided not to compete for new business by further reducing margins.

The slow growth in residential mortgages in Hong Kong continued to be offset by increased activities in China, which saw residential mortgage financing grow 25.6 percent during the year.

Consumer Finance

On consumer finance, the Bank has continued to expand its personal loan activities through Wing Hang Credit Limited with the introduction of a series of tax and revolving credit products. The company has also introduced a "Negative Equity Owner Assisting Program" and a "Personal Loan Refinancing Scheme". During the year, Wing Hang Credit's loan portfolio grew 23.7 percent.

The Bank has also extended credit facilities to small and medium enterprises (SMEs), both in Hong Kong and those with operations in China, through Wing Hang Finance Company Limited. The company has been developing its vehicle and equipment financing business by taking advantage of the significant growth of the manufacturing sector in the Pearl Delta region. During the year, the company recorded a 24.1 percent growth in these loan assets.

The Bank has slowed down the growth of its credit card business in view of rising bankruptcies and default payments. For the year ended 31st December 2002, charge-offs for credit cards stood at 14.3 percent, which was in line with the market average. Due to the tightening of our credit approval criteria and a reduction in the number of cardholders, receivables declined by 32.9 percent to HK$310.7 million.

Deposits

On the deposit side, total deposits increased by 3.1 percent to HK$50.10 billion, mainly due to the increase in issuance of Certificates of Deposit. Despite a 0.9 percent decrease in customer deposits, the Bank has seen a gradual migration of more costly time deposits to savings and current accounts. Both registered an increase of over 10 percent, following the deregulation of interest rates and the low interest rate environment. During the year, the Bank issued over 20 tranches of retail Certificates of Deposit, totaling HK$1.3 billion.

Wealth Management, Insurance and Share Brokerage

With a prevailing low interest rate environment, the Bank has introduced high-yield savings and investment alternatives for its customers through wealth management products.

During the year, we offered an array of unit trust funds, mini-bonds, retail callable CDs and equity-linked notes as well as other investment instruments. Total unit trust funds and bonds sold through the Bank exceeded HK$790.0 million.

In keeping with our efforts to boost customer loyalty, we have taken active steps to continually improve the quality of our service. During the year, we increased the number of customer service staff in our branches. Continued on-the-job training has equipped employees to market new services and products created to suit prevailing investment conditions. Upgraded skills have also enhanced job satisfaction and career prospects for our employees.

Our ongoing service commitment is to offer a multi-channel one-stop solution to meet the various financial needs of our growing customer base. There has been a positive response to the Elite Banking concept introduced to selected customers last year. We expect such targeted value-added services should provide mutual benefits to the Bank and its customers.

Deposit Mix


38%
62%

Hong Kong Dollar
Foreign Currency


6%
78%

Time Deposit
Demand Deposit
Savings Deposit

In keeping with efforts to boost customer loyalty, we have taken active steps to improve the quality of our service.


中国人民银行
关于换发《金融机构(外资营业许可证)》的公告
永亨银行深圳分行

The granting of approval for our Shenzhen Branch to lend in Renminbi enables us to broaden the scope of our banking activities in China and enhance our ability to better serve our existing and potential customers.

Wing Hang Insurance

Wing Hang Insurance Agency and Broker achieved satisfactory performance during the year with steady growth recorded in MPF, life and general insurance business. The Bank's associated company Hong Kong Life Insurance Company Limited, which offers life insurance to the Bank's customers, achieved encouraging results in the number of policies sold.

Wing Hang Share Brokerage

Wing Hang Share Brokerage, the Bank's share broking arm, maintained above average turnover despite a general market decline. The company's IVR (Interactive Voice Response) share trading system introduced during the year was well received by customers.

Corporate Banking

The Corporate Banking operation recorded a 4.8 percent increase in operating profit before provision on the back of strong export growth in Hong Kong and rising GDP in China. During the year, the division recorded a significant increase in trade finance business and actively participated in a number of syndication loans and corporate finance activities. There are increased lending opportunities in China where strong economic performance and entry to the World Trade Organization continue to attract Hong Kong investors.

In May 2002, we received approval from the People's Bank of China to operate Renminbi business with foreign-funded enterprises and foreigners in China as well as to extend foreign currency services to domestic Chinese corporations operating in the Mainland. The granting of approval for our Shenzhen Branch to lend in Renminbi enables us to broaden the scope of our banking activities in China and enhance our ability to better serve our existing and potential customers.

During the year, the Bank's Corporate Banking Division in Hong Kong, in co-operation with our Shenzhen Branch, provided credit facilities to Hong Kong manufacturers who have shifted their operations to China. It also offered project financing for Hong Kong developers who are diversifying their investments across the border. Customer relations in China is further supported by our representative offices in Shanghai and Guangzhou.

Treasury

The Bank's Treasury operation recorded a 66.1 percent increase in profit before taxation as a result of the expansion of our treasury function to enhance yields for our surplus funds. The encouraging results have been achieved by investing excess liquidity in high grade investment bonds and debt securities. The Bank continues to enhance and expand Treasury capabilities to efficiently and prudently invest surplus funds.

The Bank's Treasury operation recorded a 66.1 percent increase in profit before taxation as a result of the expansion of our treasury function to enhance yields for our surplus funds.

Macau

In Macau, Banco Weng Hang has continued to out-perform the local banking sector. Profits increased by 3.4 percent to 124.2 million Macau patacas, with steady growth in loans and deposits of 7.4 percent and 5.9 percent respectively. Net interest income increased slightly by 0.3 percent while fee income increased by 17.2 percent.

Report of the Directors

The Directors have pleasure in presenting their report together with the audited accounts for the year ended 31st December, 2002.

Principal Activities

The Bank and its subsidiaries are engaged in commercial banking and related financial services.

The analysis of the principal activities and geographical locations of operations of the Bank and its subsidiaries during the year are set out in Note 28 to the Accounts.

Results

The profit of the Group for the year ended 31st December, 2002 is set out on page 39. Particulars of dividends which have been paid or which are recommended are set out in Note 8 to the Accounts.

Major Customers

The Directors believe that the Group's five largest customers accounted for less than 30% of the Group's total income.

Fixed Assets

Details of the movements in fixed assets of the Group and of the Bank during the year are set out in Note 21 to the Accounts.

Capital and Reserves

Details of the movements in capital and reserves of the Group and of the Bank during the year are set out in Notes 24 and 25 to the Accounts.

Audit Committee

The Audit Committee of the Bank was formed in 1992. The Committee meets three times a year, and its composition is shown on page 21.

The Audit Committee is answerable to the Board and the principal duties of the Committee include the review of the Bank's financial reporting and internal controls.

Director Nomination Committee

The Director Nomination Committee was formed in December 2002 consisting of three Non-Executive Directors namely Messrs Ambrose H C Lau, Cheng Hon Kwan and Simon K Y Lee.

The Committee is responsible for reviewing and recommending to the Board all new appointment of Director, Chief Executive, Deputy Chief Executive and General Manager of the Bank.

Compensation Committee

The Compensation Committee was formed in 1995. The Committee meets once a year to evaluate and approve the remuneration policy and package for the Chief Executive of the Bank. Its composition is shown on page 21.

Charitable Donations

During the year the Group made donations for charitable purposes amounting to approximately HK$223,000.

Directors

The Directors of the Bank up to the date of the report are shown on page 21.

Mr N Morgan Brassler retired as Director of the Bank on 14th March, 2002.

In accordance with the Bank's Articles of Association, Messrs Ambrose H C Lau, Frank J Wang and Alan R Griffith retire by rotation and, being eligible, offer themselves for re-election.

Independent Non-executive Directors' Fees

Each of the independent Non-executive Directors of the Bank received HK$100,000 director's fee for the year ended 31st December, 2002.

Substantial Shareholders' Interests

As at 31st December, 2002, save as mentioned under the section headed "Directors' and Chief Executive's Interests", the Substantial Shareholders of the Bank according to the Register of Substantial Shareholders' Interests were as follows:

Name		Number of shares
BNY International Financing Corporation *(A wholly owned subsidiary of The Bank of New York Company, Inc.)*		73,800,000
Po Ding Company Limited	(1)	24,156,000
YKF Trustee Holding Inc.	(1)	24,098,400
Tessel Inc.	(1)	10,639,200

(1) All shares are held through the corporations in which Messrs Patrick Y B Fung, Michael Y S Fung and Louis C W Ho's spouse together with the other parties are eligible beneficiaries.

Pursuant to a shareholders' agreement dated 22nd August, 1996, BNY International Financing Corporation, Messrs Patrick Y B Fung and Michael Y S Fung, Po Ding Company Limited, YKF Trustee Holding Inc. and Majestic Investment Company Limited agree to retain joint control over an aggregate of 37.5% of the share capital of the Bank. According to the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), the parties to the agreement are, therefore, each deemed to be interested in 110,046,938 shares of the Bank.

Directors' and Chief Executive's Interests

As at 31st December, 2002, the Directors' and Chief Executive's Interests in the share capital of the Bank according to the Register of Directors' and Chief Executive's Interests were as follows:

	Numbers of Shares				
Name	Personal	Family	Other		Total
Patrick Y B Fung	2,952,000	-	120,000	(1&3)	3,072,000
Frank J Wang	-	-	70,000	(1)	70,000
Michael Y S Fung	3,036,000	-	94,000	(1&3)	3,130,000
Louis C W Ho	100,000	60,000	94,000	(1)	254,000
Simon K Y Lee	-	-	193,800	(2)	193,800
Ambrose H C Lau	101,500	-	-		101,500
Ho Soo Ching	10,000	-	-		10,000

Notes:

(1) The Board approved the granting of certain share options to Directors and Executives of the Bank, pursuant to the Share Option Scheme adopted on 9th June, 1993, and the following Directors have accepted the following options:

Name	No. of shares in options	Date granted	Exercise Period From	To	Option price HK$
Patrick Y B Fung	30,000	10/03/1994	10/03/1995	9/03/2004	14.83
	50,000	10/03/2001	10/03/2002	9/03/2011	23.60
	40,000	15/03/2002	15/03/2003	14/03/2012	26.30
Frank J Wang	40,000	10/03/2001	10/03/2002	9/03/2011	23.60
	30,000	15/03/2002	15/03/2003	14/03/2012	26.30
Michael Y S Fung	24,000	10/03/1994	10/03/1995	9/03/2004	14.83
	40,000	10/03/2001	10/03/2002	9/03/2011	23.60
	30,000	15/03/2002	15/03/2003	14/03/2012	26.30
Louis C W Ho	24,000	10/03/1994	10/03/1995	9/03/2004	14.83
	40,000	10/03/2001	10/03/2002	9/03/2011	23.60
	30,000	15/03/2002	15/03/2003	14/03/2012	26.30

(2) Such shares were held through a corporation in which Mr Simon K Y Lee controlled more than one-third of the voting power and were transferred in March 2002 to a family trust in which Mr Simon K Y Lee's spouse is an eligible beneficiary.

(3) All shares and options held by Messrs Patrick Y B Fung and Michael Y S Fung are parcel of the 110,046,938 shares of the Bank under the shareholders' agreement as mentioned in the section headed "Substantial Shareholders' Interests".

Save as disclosed, none of the Directors, the Chief Executive and their associates had any other beneficial interests in the securities of the Bank or any of its associated corporations (within the meaning of SDI Ordinance) at 31st December, 2002.

Share Option Information

Pursuant to the approved Share Option Scheme, the directors are authorised, at their discretion, to invite certain executives, to take up options to purchase ordinary shares in the Bank as incentive to them. Prior to 1st September, 2001, the option price was 80% of the average last dealt price on The Stock Exchange of Hong Kong Limited ("SEHK") on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the option price should be at least the higher of :

i) the closing price of the shares on the SEHK on the date of the grant, which must be a trading day, and
ii) the average closing price of the shares on the SEHK for the five business days immediately preceding the date of grant.

The options must be held for at least one year and can be exercised between the first and the tenth anniversaries of the date of grant. The amount payable on acceptance of the share option was HK$1. The share option scheme will be terminated on 24th April, 2003.

The maximum number of shares in respect of which options may be granted under the Share Option Scheme may not exceed 5% of the issued share capital of the Bank as at the date of approval of the scheme. At 31st December, 2002, total number of ordinary shares available for issue under the Share Option Scheme is 13,616,000 or 4.6% of the issued share capital of the Bank.

At 31st December, 2002, the directors and employees of the Bank had the following interest in option to purchase for the shares of the Bank (market value per share at 31st December, 2002 is HK$24.95).

	No. of shares 31/12/2002	No. of shares 31/12/2001	Date granted	No. of shares exercised	Option price HK$	Market value per share at date of grant of options HK$	Weighted average closing price per share at preceding day before exercise date HK$
Directors							
Patrick Y B Fung	**30,000**	30,000	10/03/1994	-	14.83	18.25	-
	50,000	50,000	10/03/2001	-	23.60	29.00	-
	40,000	-	15/03/2002	-	26.30	26.30	-
Frank J Wang	**40,000**	40,000	10/03/2001	-	23.60	29.00	-
	30,000	-	15/03/2002	-	26.30	26.30	-
Michael Y S Fung	**24,000**	24,000	10/03/1994	-	14.83	18.25	-
	40,000	40,000	10/03/2001	-	23.60	29.00	-
	30,000	-	15/03/2002	-	26.30	26.30	-
Louis C W Ho	**24,000**	24,000	10/03/1994	-	14.83	18.25	-
	40,000	40,000	10/03/2001	-	23.60	29.00	-
	30,000	-	15/03/2002	-	26.30	26.30	-
Other Employees	**24,000**	24,000	10/03/1994	-	14.83	18.25	-
	210,000	240,000	10/03/2001	30,000	23.60	29.00	27.00
	160,000	-	15/03/2002	-	26.30	26.30	-
	772,000	512,000		30,000			

The share options granted are not recognised in the accounts until they are exercised. The option price of share options granted on 10th March, 1994 for HK$14.83 was after adjustment of one for five bonus issue in May 1997. The value per option granted in 2002 estimated at the date of grant using the Black-Scholes pricing model was HK$7.96. The assumption used are as follows:

Risk-free interest rate (%)	6.40
Expected life (in years)	9.50
Volatility (%)	31.91
Expected dividend yield (%)	4.50

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Bank's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share option.

Directors' Interests in Contracts

No contract of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

Except for the above mentioned Share Option Scheme of the Bank, at no time during the year was the Bank or any of its subsidiaries a party to any arrangements to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate.

None of the Directors of the Bank has a service contract with the Bank.

Purchase, Sale or Redemption of Listed Securities

There were no purchases, sales or redemptions by the Bank or any of its subsidiaries, of the Bank's shares during the year ended 31st December, 2002.

Compliance with the Code of Best Practice

The Bank has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited, except that a specified term was not fixed for the appointment of Non-executive Directors.

Compliance with the Module on "Financial Disclosure by Locally Incorporated Authorised Institutions"

The annual accounts have complied fully with the module on the "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

Auditors

The accounts have been audited by KPMG.

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 13th March, 2003

核數師報告書



致永亨銀行有限公司各股東
(於香港註冊成立的有限公司)

本核數師（以下簡稱「我們」）已審核刊於第三十九頁至第九十一頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港公司條例規定董事須編製真實與公平的賬項。在編製該等賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並說明任何未有遵守現有會計準則的原因。

我們的責任是根據我們審核工作的結果，對該等賬項作出獨立意見，並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製該等賬項時所作的主要估計和判斷、所釐定的會計政策是否適合　貴銀行及貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等賬項是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為上述的賬項均真實與公平地反映　貴銀行及貴集團在二零零二年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利及現金流量，並按照香港公司條例適當編製。

畢馬威會計師事務所
香港執業會計師

香港　二零零三年三月十三日

Report of the Auditors



To the Shareholders of Wing Hang Bank, Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 39 to 91 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors
The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Bank's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the accounts give a true and fair view, of the state of affairs of the Bank and of the Group as at 31st December, 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 13th March, 2003

綜合損益計算表
Consolidated Profit and Loss Account

二零零二年十二月三十一日全年結算 *For the year ended 31st December, 2002*
(以港幣千元位列示) *(Expressed in thousands of Hong Kong dollars)*

		附註 Notes	2002	2001 (重報) (restated)
利息收入	Interest income	4(a)	2,260,276	3,275,342
利息支出	Interest expense		(788,058)	(1,758,320)
淨利息收入	Net interest income		1,472,218	1,517,022
其他營業收入	Other operating income	4(b)	365,413	363,049
營業收入	Operating income		1,837,631	1,880,071
營業支出	Operating expenses	4(c)	(595,502)	(588,694)
扣除準備金前之營業溢利	Operating profit before provisions		1,242,129	1,291,377
呆壞賬準備	Charge for bad and doubtful debts	17	(468,006)	(423,004)
營業溢利	Operating profit		774,123	868,373
重估投資物業及出售有形固定資產之(虧損)/溢利	(Losses)/gains on revaluation of investment properties and disposal of tangible fixed assets	5(a)	(15,169)	6,222
出售持有至到期日證券及非持作買賣用途證券之溢利	Profits on disposal of held-to-maturity and non-trading securities	5(b)	51,317	31,476
持有至到期日證券之準備金(撥備)/回撥	Provisions (made)/written back for held-to-maturity securities		(21,028)	4,367
正常業務的溢利	Profit on ordinary activities		789,243	910,438
應佔聯營公司之淨虧損	Share of net losses in associated companies		(7,847)	(21,229)
除税前溢利	Profit before taxation		781,396	889,209
税項	Taxation	6	(101,544)	(110,223)
除税後溢利	Profit after taxation		679,852	778,986
少數股東權益所佔之虧損	Losses attributable to minority interests		895	7
本銀行股東應得之溢利	Profit attributable to the shareholders	7 & 25	680,747	778,993
是年度分配股息：	Dividends attributable to the year:			
年度派發中期股息	Interim dividend paid during the year		108,580	108,569
低估去年之末期股息	Underprovision of final dividend in respect of previous year		25	20
年結後擬派末期股息	Final dividend proposed after the balance sheet date		231,832	249,414
年結後擬派特別股息	Special dividend proposed after the balance sheet date		193,683	-
		8	534,120	358,003
			HK$	HK$
每股盈利	Earnings per share			
基本及攤薄	Basic and diluted	11	2.32	2.65
每股股息	Dividend per share			
中期	Interim		0.37	0.37
擬派末期	Proposed final		0.79	0.85
擬派特別	Proposed special		0.66	-
			1.82	1.22

第四十四頁至第九十一頁之附註構成本年結一部份。 *The notes on pages 44 to 91 form part of these accounts.*

綜合資產負債表
Consolidated Balance Sheet

二零零二年十二月三十一日結算
(以港幣千元位列示)

As at 31st December, 2002
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2002	2001 (重報) (restated)
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	12	12,363,052	9,773,340
定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	Placements with banks and other financial institutions maturing between one and twelve months	23	852,511	2,711,269
貿易票據已減除準備	Trade bills less provisions	13	317,297	285,273
存款證	Certificates of deposit held	14 & 23	406,370	452,814
持作買賣用途證券	Trading securities	15	259,423	6,542
客戶之貸款及其他賬項已減除準備	Advances to customers and other accounts less provisions	16(a)	34,469,824	35,658,856
持有至到期日證券及非持作買賣用途證券	Held-to-maturity and non-trading securities	18	7,072,587	4,838,496
聯營公司投資	Investments in associated companies	20	56,924	60,771
有形固定資產	Tangible fixed assets	21	1,308,751	1,272,196
商譽	Goodwill	2(e)	1,454	2,035
總資產	Total assets		57,108,193	55,061,592
負債	**LIABILITIES**			
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	23	422,060	412,980
客戶存款	Deposits from customers	22 & 23	45,302,367	45,697,763
已發行之存款證	Certificates of deposit issued	23	4,377,832	2,486,419
其他賬項及準備	Other accounts and provisions		628,648	410,539
總負債	Total liabilities		50,730,907	49,007,701
資本來源	**CAPITAL RESOURCES**			
股本	Share capital	24	293,459	293,429
儲備	Reserves	25	6,062,842	5,738,582
股東資金	Shareholders' funds		6,356,301	6,032,011
少數股東權益	Minority interests		20,985	21,880
總負債及資本來源	Total liabilities and capital resources		57,108,193	55,061,592

馮鈺斌	*董事長兼行政總裁*	**Patrick Y B Fung**	*Chairman and Chief Executive*
王家華	*董事兼副行政總裁*	**Frank J Wang**	*Director and Deputy Chief Executive*
馮鈺聲	*董事兼總經理*	**Michael Y S Fung**	*Director and General Manager*
何志偉	*董事兼秘書*	**Louis C W Ho**	*Director and Secretary*

第四十四頁至第九十一頁之附註構成本年結一部份。

The notes on pages 44 to 91 form part of these accounts.

資產負債表
Balance Sheet

二零零二年十二月三十一日結算
(以港幣千元位列示)

As at 31st December, 2002
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2002	2001 (重報) (restated)
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	12	11,881,540	9,447,215
定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	Placements with banks and other financial institutions maturing between one and twelve months	23	769,157	2,622,528
貿易票據已減除準備	Trade bills less provisions	13	252,695	249,276
存款證	Certificates of deposit held	14 & 23	399,960	452,814
持作買賣用途證券	Trading securities	15	252,597	-
客戶之貸款及其他賬項已減除準備	Advances to customers and other accounts less provisions	16(a)	26,855,486	29,051,650
附屬公司欠款	Amounts due from subsidiaries		3,293,696	2,665,402
持有至到期日證券及非持作買賣用途證券	Held-to-maturity and non-trading securities	18	6,776,575	4,190,439
附屬公司投資	Investments in subsidiaries	19	360,657	368,672
聯營公司投資	Investments in associated companies	20	86,000	82,000
有形固定資產	Tangible fixed assets	21	1,009,087	976,819
總資產	Total assets		51,937,450	50,106,815
負債	**LIABILITIES**			
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	23	410,025	408,841
客戶存款	Deposits from customers	22 & 23	33,256,063	33,863,501
已發行之存款證	Certificates of deposit issued	23	4,490,601	2,486,419
其他賬項及準備	Other accounts and provisions		388,419	221,686
附屬公司存款	Amounts due to subsidiaries		8,268,378	8,200,317
總負債	Total liabilities		46,813,486	45,180,764
資本來源	**CAPITAL RESOURCES**			
股本	Share capital	24	293,459	293,429
儲備	Reserves	25	4,830,505	4,632,622
股東資金	Shareholders' funds		5,123,964	4,926,051
總負債及資本來源	Total liabilities and capital resources		51,937,450	50,106,815

馮鈺斌	*董事長兼行政總裁*	Patrick Y B Fung	*Chairman and Chief Executive*
王家華	*董事兼副行政總裁*	Frank J Wang	*Director and Deputy Chief Executive*
馮鈺聲	*董事兼總經理*	Michael Y S Fung	*Director and General Manager*
何志偉	*董事兼秘書*	Louis C W Ho	*Director and Secretary*

第四十四頁至第九十一頁之附註構成本年結一部份。

The notes on pages 44 to 91 form part of these accounts.

綜合股東權益變更表
Consolidated Statement of Change in Equity

二零零二年十二月三十一日全年結算
(以港幣千元位列示)

For the year ended 31st December, 2002
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2002	2001 (重報) (restated)
一月一日之股東資金結餘	Shareholders' funds as at 1st January		6,045,301	5,665,781
有關短期僱員福利會計政策變更	Change in accounting policy on short-term employee benefits	3 (c)	(13,290)	(11,772)
重報	As restated		6,032,011	5,654,009
因出售非持作買賣用途證券而實現之虧損/(收益)	Realised loss/(profit) on disposal of non-trading securities	25	176	(26,023)
重估非持作買賣用途證券之未實現溢利/(虧損)	Unrealised profit/(loss) on revaluation of non-trading securities	25	655	(17,306)
換算調整	Exchange adjustments	25	23	(36)
損益賬內沒確認之淨收益/(虧損)	Net gains/(losses) not recognised in the profit and loss account		854	(43,365)
本銀行股東應得之溢利	Profit attributable to the shareholders	25	680,747	778,993
已派股息	Dividends paid	25	(358,019)	(357,982)
根據認股權計劃發行之股份款項	Proceeds on shares issued under share option scheme		708	356
十二月三十一日之股東資金結餘	Shareholders' funds as at 31st December		6,356,301	6,032,011

第四十四頁至第九十一頁之附註構成本年結一部份。

The notes on pages 44 to 91 form part of these accounts.

綜合現金流量表
Consolidated Cash Flow Statement

二零零二年十二月三十一日全年結算
(以港幣千元位列示)

For the year ended 31st December, 2002
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2002	2001 (重報) (restated)
因營業活動而流入之現金淨額	Net cash inflow from operating activities	27	4,400,320	836,194
投資活動	Investing activities			
購入持有至到期日證券及非持作買賣用途證券	Purchase of held-to-maturity and non-trading securities		(7,161,587)	(3,733,181)
出售及贖回持有至到期日證券及非持作買賣用途證券所得款項	Sale and redemption of held-to-maturity and non-trading securities		4,958,616	1,218,303
附屬公司投資	Investment in a subsidiary		-	(3,015)
聯營公司投資	Investment in an associated company		-	(35,000)
貸予聯營公司	Loan to an associated company		(4,000)	(17,200)
購入有形固定資產	Purchase of tangible fixed assets		(105,248)	(270,276)
出售有形固定資產所得款項	Sale of tangible fixed assets		3,406	11,751
因投資活動而流出之現金淨額	Net cash outflow from investing activities		(2,308,813)	(2,828,618)
融資	Financing			
行使認股權所發之新股	Issue of new shares under share option scheme		708	356
支付普通股股息	Ordinary dividends paid		(358,019)	(357,982)
因融資活動而流出之現金淨額	Net cash outflow from financing activities		(357,311)	(357,626)
現金及等同現金項目增／(減)額	Increase/(decrease) in cash and cash equivalents		1,734,196	(2,350,050)
現金及等同現金項目於一月一日結餘	Cash and cash equivalents at 1st January		10,313,929	12,663,979
現金及等同現金項目於十二月三十一日結餘	Cash and cash equivalents at 31st December		12,048,125	10,313,929
現金及等同現金項目之分析	Analysis of the balances of cash and cash equivalents			
現金及存放銀行同業及其他金融機構	Cash and balances with banks and other financial institutions		460,926	561,996
短期存放同業	Money at call and short notice		11,049,610	8,288,486
政府債券	Treasury bills		247,218	77,659
定期存放銀行同業及其他金融機構款項(一至三個月內到期)	Placements with banks and other financial institutions maturing between one and three months		290,371	1,385,788
			12,048,125	10,313,929

第四十四頁至第九十一頁之附註構成本年結一部份。

The notes on pages 44 to 91 form part of these accounts.

賬項附註
Notes to the Accounts

二零零二年十二月三十一日全年結算
(以港幣千元位列示)

For the year ended 31st December, 2002
(Expressed in thousands of Hong Kong dollars)

1. 主要業務

本銀行及其附屬公司之主要業務為經營銀行及有關之財務服務。

1. PRINCIPAL ACTIVITIES

The Bank and its subsidiaries are engaged in commercial banking and related financial services.

2. 主要會計政策

(a) 符合指引聲明

本賬項的編製，是按照香港會計師公會發出的所有適用的會計實務準則及解釋、香港普遍接納的會計原則和香港《公司條例》的要求。本賬項亦符合香港聯合交易所有限公司證券上市規則有關的披露規定及香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」之要求。本集團採納的主要會計政策簡列如下。

(b) 賬項編製基礎

編製本賬項是以原值成本為計算基礎，及按若干物業重估價值，部份證券投資及資產負債表以外之金融工具按其市場價值所修訂，下列會計政策會加以解釋。

(c) 附屬公司及受控企業投資

根據香港《公司條例》附屬公司是指一家本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。倘本銀行有權直接或間接管治其財政及營運政策而從其業務中獲取利益，則被列為受控附屬公司。

受控附屬公司之投資乃於綜合賬目中綜合處理，除非收購及持有之目的為於不久將來作出售或因於嚴緊之長期限制下經營而嚴重影響其向本集團轉撥資金之能力，在此情況下，其將以公平價值於綜合資產負債表中列賬，而其公平價值的變動則於投資重估儲備賬內確認。

2. PRINCIPAL ACCOUNTING POLICIES

(a) *Statement of compliance*

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. A summary of the significant accounting policies adopted by the Group is set out below.

(b) *Basis of preparation of the accounts*

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of certain properties and the marking to market of certain investment in securities and off-balance sheet financial instruments as explained in the accounting policies set out below.

(c) *Investments in subsidiaries and controlled enterprises*

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. Subsidiaries are considered to be controlled if the Bank has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

2. 主要會計政策(續)

(c) 附屬公司及受控企業投資(續)

集團間之結餘及交易，及任何集團間之交易而產生之未實現溢利均於編製綜合賬目時悉數抵銷，集團間交易產生之未實現虧損以未實現溢利一致之方法予以抵銷，惟僅至再無減值之證明出現。

於本銀行之資產負債表中，附屬公司之投資乃以成本減任何減值虧損(見附註2(o))列賬，除非收購及獨家持有之目的為於不久將來作出售或因於嚴緊之長期限制下經營而嚴重影響其向本集團轉撥資金之能力，在此情況下，其將以公平價值記賬，而其公平價值的變動則於投資重估備儲賬內確認。

(d) 聯營公司

聯營公司為本集團或本銀行對其管理有重大影響力(惟並非控制或聯合控制)之公司，包括參與其財政及營運政策之決定。

聯營公司投資是以權益會計法在綜合賬內入賬。入賬方法是先以成本再將本集團於收購後應佔該聯營公司的淨資產。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或是在嚴緊之長期限制下經營，以致其向本銀行轉移資金的能力嚴重受損，則這些投資會按公平價值記賬，而其公平價值的變動於投資重估儲備賬內確認。按照附註2(e)，綜合損益賬反映出年內本集團所佔聯營公司於收購後的業績及是年度正商譽之支出或負商譽之收入。

本集團與聯營公司之間交易所產生的未實現損益，均按本集團於聯營公司所佔的權益比率抵銷，但如能證明已轉讓資產出現減值損失而產生未實現虧損，則這些未實現虧損會即時在損益賬內確認。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(c) Investments in subsidiaries and controlled enterprises (continued)

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Bank's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (note 2(o)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Bank, in which case, it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

(d) Associated companies

An associated company is an entity in which the Group or Bank has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associated company is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associated company's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Bank, in which case it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associated companies for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 2(e).

Unrealised profits and losses resulting from transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated company, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

2. 主要會計政策（續）

(d) 聯營公司（續）

本銀行資產負債表所列示的聯營公司投資，是按投資成本減去其減值虧損（附註2(o)）後記賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或是在嚴緊之長期限制下經營，以致其向本銀行轉移資金的能力嚴重受損，則這些投資會按其公平價值記賬，而其公平價值的變動則於投資重估儲備賬內確認。

(e) 商譽

賬項綜合計算時所產生的正商譽是指收購成本超過本集團佔所收購資產與負債之公平價值的數額。正商譽是按10年限，以直線法在綜合損益賬內攤銷。至於受控附屬公司，其正商譽是按成本減去任何累計攤銷及任何減值虧損（附註2(o)）後，記入綜合資產負債表。而在購入聯營公司，其正商譽成本減任何累計攤銷及任何減值虧損（附註2(o)）已包括於聯營公司投資的賬面值內。

如於年內出售受控附屬公司或聯營公司，出售損益的計算，已包括以往尚未在綜合損益賬內攤銷的任何應佔購入商譽的數額。

(f) 貸款及呆賬

(i) 客戶貸款以貸予時的現金價款，並在扣除預計虧損的準備後記入資產負債表內。

(ii) 已撥出款項作為呆賬之一般準備，此外，不履行之放款均根據董事定下之指引，提撥特殊準備。倘若貸款再無機會收回時，則尚欠債務予以撇銷。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(d) Associated companies (continued)

In the Bank's balance sheet, its investments in associated companies are stated at cost less impairment losses (note 2(o)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Bank, in which case, it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. Positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over 10 years. In respect of controlled subsidiaries, positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (note 2(o)). In respect of acquisition of associated companies, the cost of positive goodwill less any accumulated amortisation and any impairment losses (note 2(o)) is included in the carrying amount of the investments in associated companies.

On disposal of a controlled subsidiary or an associated company during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account is included in the calculation of the profit or loss on disposal.

(f) Advances and doubtful debts

(i) Advances to customers are measured at the cash consideration at the time of drawdown and are stated in the balance sheet after deducting provisions for estimated losses subsequently.

(ii) Amounts have been set aside as general provisions for doubtful debts, and in addition, specific provisions are made for non-performing loans following guidelines established by the Directors. When there is no longer any realistic prospect of recovery, the outstanding debt is written off.

2. **主要會計政策(續)**

(f) ***貸款及呆壞賬(續)***

(iii) 所有未償還放款超過九十天及沒有足夠抵押品者，自動被定為不履行放款。不履行放款之應計利息均不撥入損益賬，而撥入暫記賬內。此暫記賬於資產負債表內有關之項目中減除。

(iv) 收回資產仍視作貸款的抵押。貸款賬面值與預期變賣收回資產的淨所得款項兩者之間的差額予以撥備。

(g) ***利息及收費***

利息收入及支出均按本金結餘及利率以時間分攤計算，賬項附註 2(f)(iii)不履行放款之應計利息除外。有期債務證券之應計利息，按持有至到期日之應計利息連同票面溢價或差價，根據年期分配於每會計年度，用以達致固定回報率。其他收入及支出則只在已賺取或發生後才確認，除非是用以彌補向客戶持續提供服務之成本或就客戶而須承擔風險，或屬利息性質。在此等情況下，費用將於有關期間內按適當之基準確認。

(h) ***遞延稅項***

遞延稅項乃就收益及支出的會計與稅務處理方法之間，由所有重大時差產生而相信可能於可見未來實現的稅項影響，以負債法計提準備。

未來的遞延稅項利益只會在合理保證可實現時才會確認。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(f) Advances and doubtful debts (continued)

(iii) All loans which are over 90 days past due, and which are not fully collateralised, are automatically classified as non-performing. Interest accrued on non-performing loans is not taken as income but credited to a suspense account, which is netted in the balance sheet against the appropriate balance sheet headings.

(iv) Repossessed assets are continued to be treated as securities for loans and advances. Provision has been made on the shortfall between the carrying amount of the loans and advances and the expected net sales proceeds from realisation of the repossessed assets.

(g) Interest and fees

Interest income and expense are accrued on a time-apportioned basis on the principal outstanding and at the rate applicable except in the case of interest on non-performing loans (note 2(f)(iii)). Interest income from dated debt securities intended to be held to maturity is recognised as it accrues, as adjusted by the amortisation of the premium or discount on acquisition, so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity. Fee income and expense are recognised when earned or incurred, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised on an appropriate basis over the relevant period.

(h) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

2. 主要會計政策(續)

(i) 外幣折算

本年度內之外幣交易按交易日之匯率折算。是年底之外幣資產及負債賬項依結算日之匯率伸算。所有之匯兑損益已包括在損益計算表內。

海外分行及海外附屬公司之賬項按年度平均匯率折算為港幣。資產負債表內之賬項按結算日之匯率折算為港幣。換算之損益已進誌於儲備內。

(j) 有形固定資產及資產折低

(i) 根據香港會計師公會會計實務準則第十七號「物業、機械及設備」第八十段過渡條款,在編制賬目時,並沒有在年結日對銀行物業重估至公平價值。

(ii) 設備包括傢俬、機械及其他設備按成本減除折舊後列示。折舊之計算乃按照資產之估計可用年數(一般在三至十年間),以直線折舊法攤銷。

(iii) 永久業權之土地無需攤銷折低,非永久業權之土地按所餘年期平均攤銷折低。樓宇折低乃照其估計之有用年期以不超過五十年為限平均攤銷。

(iv) 投資物業每年乃按專業資格之測量師所估計之公開市值於資產負債表內列賬。重估溢價或虧損先計入投資物業重估儲備內,不足之數在損益賬內支銷。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(i) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The accounts of overseas branches and subsidiaries are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchanges ruling at the balance sheet date. The resulting exchange differences are dealt with as movements in reserves.

(j) Tangible fixed assets and depreciation

(i) In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80 of SSAP 17 "Property, Plant and Equipment" issued by the HKSA, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(ii) Equipment, comprising furniture, plant and other equipment, is stated at cost less depreciation calculated on a straight-line basis to write off the assets over their estimated useful lives, which are generally between 3 to 10 years.

(iii) No amortisation is provided on freehold land. Leasehold land is amortised in equal annual instalments over the remaining term of the lease. Buildings are amortised by equal instalments over the estimated useful lives which in no case exceed 50 years.

(iv) Investment properties are stated in the balance sheet at their open market values which are assessed annually by professional qualified valuers. Any surplus or deficit arising on revaluation is treated first as a movement in the investment property revaluation reserve and, to the extent that accumulated deficits exceed surpluses, subsequently as a charge to the profit and loss account.

2. 主要會計政策(續)

(k) 投資證券

(i) 持有至到期日證券是指本集團及/或本銀行有能力及預算持有至到期日的有期債務證券，並以攤銷成本減除準備於資產負債表內記賬。

持有至到期日證券的賬面值按其信貸風險及預算可收回的金額列賬。當預算不可收回所有賬面值時，便會提撥準備金並於損益賬內作支出確認。

(ii) 買賣用途證券按其公平值，於資產負債表內記賬。公平值之差別，則計入損益賬內。

(iii) 非買賣用途證券按其公平值於資產負債表內記賬。公平值之差別，則計入投資重估儲備賬直至該證券出售、收回或有可信服證據顯示該證券將減值，其累積之損益將由投資重估儲備賬撥入損益賬。

(iv) 當引致減值的情況及事項不復存在，而有可信服證據顯示新的情況及事項於可預見的將來仍然持續，已撥入損益賬之投資重估損益可作回撥。

(v) 出售投資證券之損益將記入損益賬內。非買賣用途之證券損益已包括曾於投資重估儲備賬內記賬之金額。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(k) Investments in securities

(i) Dated debt securities that the Group and/or the Bank have the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value.

The carrying amounts of held-to-maturity securities are reviewed as at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised as an expense in the profit and loss account.

(ii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(iii) Non-trading securities are stated in the balance sheet at fair value. Changes in the fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account.

(iv) Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(v) Profits or losses on disposal of investments in securities are accounted for in the profit and loss account as they arise. In the case of non-trading securities, the profit or loss includes any amount previously held in the investment revaluation reserve in respect of that security.

2. 主要會計政策(續)

(l) 融資及經營租賃

若租賃合約之大部份與擁有權有關之風險及利益實質上轉讓予承租人，即列為融資租賃。當本集團為融資租賃之出租人，則該等租賃之投資淨額將包括於資產負債表內「客戶貸款」項下。應收租賃款項所包含之融資收入將於租賃期內按投入資金之比例在「利息收入」內確認。與融資租賃性質相同之租購合約亦作融資租賃處理。

其他租賃合約均列為經營租賃。若集團為經營租賃之出租人，用作租賃之資產將包括在「有形固定資產」內。經營租賃之應收租金在租賃期內之會計年度以等額分期方式誌入「其他營業收入」項內。

(m) 資產負債表以外之金融工具

資產負債表以外之金融工具乃源自在外匯、利率及股票等市場上進行之期貨、掉期及期權交易。此等工具之入賬方式視乎有關交易乃用作買賣、風險套戥或作為管理資產與負債組合而定。

交易組合中之衍生工具以市值記賬，有關收益及虧損列於交易盈利或虧損項內。

在資產負債管理過程中，用以對沖未平倉坐盤額或特定資產或負債之衍生工具按應計基準列賬，此等組合所持之有關現金資產及負債一致。

要符合作對沖用途，該衍生工具必須在合約成立時可有效地減低對沖的有關資產或負債的價格或利率風險。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(l) Finance and operating leases

Leases under which substantially all the risks and benefits of ownership are transferred to the lessees are classified as finance leases. Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as " Advances to customers". Finance income implicit in the lease payment is recognised as "Interest income" over the period of the leases in proportion to the funds invested. Hire purchase contracts having the characteristics of finance leases are accounted for in the same manner as finance leases.

Other leases are classified as operating leases. Where the Group is a lessor under operating leases, the leased assets are included in "Tangible fixed assets". Rentals receivable under operating leases are recognised as "Other operating income" in equal installments over the accounting period covered by the lease term.

(m) Off-balance sheet financial instruments

Off-balance sheet financial instruments arise from forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets. The method of accounting for these instruments is dependent upon whether the transactions are undertaken for dealing purposes, to hedge risk, or as part of the management of asset and liability portfolios.

Derivatives carried in dealing portfolios are marked-to-market, and gains and losses are included in dealing profits or losses.

Derivatives used in balance sheet management to hedge open positions for specific assets or liabilities, are accounted for on an accruals basis, consistent with the underlying cash assets and liabilities held in these portfolios.

To qualify as a hedge, a derivative must be effective in reducing the price or interest rate risk of the asset or liability to which it is linked and be designed as a hedge at inception of the derivative contract.

2. 主要會計政策(續)

(m) 資產負債表以外之金融工具(續)

因進行資產負債組合的管理工作而開立的利率掉期交易均是獨立識別的，由此產生的利息收入或支出必須跟與之對沖的資產負債表上項目的相關利息收入或支出抵銷。

出售或終止未到期之對沖用途合約所產生之損益，按原來合約剩餘期間攤銷。當有關之資產、負債或持盤出售或終止時，該等合約即改為以市值列賬，差額即時誌入損益賬內。

(n) 準備及或然負債

當負債的限期或數額不確定，但有可能因過去事項構成法定或推定義務而須付出經濟利益以償責任，並能對此作可靠估計，此負債便確認為準備。若時間值之金額較大，則按履行責任所需開支的現值金額列為準備。

倘不可能需要付出經濟利益，或不能對數額作可靠估計，除非付出的機會是極微，則此項責任會被披露為或然負債。除非付出的機會是極微，潛在責任只在會否發生一項或多項未來事件中獲肯定下以或然負債披露。

(o) 資產減值損失

如內部及對外資料來源均顯示於結算日有任何物業(除投資物業)、設備、投資(除持作買賣用途證券(附註2(k)(ii)))或商譽經已減值，均須估計該等資產之可收回數額，及當該資產的賬面值超過可收回數額時確認減值損失於損益賬內。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(m) Off-balance sheet financial instruments (continued)

Interest rate swap transactions undertaken as part of the management of asset and liability portfolios are separately identified and interest income or expense arising therefrom is netted off against the related interest income or expense on the on-balance sheet items which these transactions are hedging.

Any gain or loss on termination of hedging derivatives is deferred and amortised to the profit and loss account over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the hedging derivative is immediately marked to market through the profit and loss account.

(n) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Bank or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o) Impairment of assets

At each balance sheet date, if internal and external sources of information indicate that any property (other than investment properties), plant and equipment, investments (other than those accounted for as "trading securities" under Note 2(k)(ii)) or goodwill is impaired, the asset's recoverable amount is estimated, and an impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

2. 主要會計政策（續）

(o) 資產減值虧損（續）

可收回數額是出售淨值及使用值兩者中之較高者。在評估使用值時，會採用一項當時市場評估貨幣的時間值及相對於該資產的風險的稅前折扣率將估計未來現金流量折實為現在價值。當某資產未能大部分獨立地於其他資產產生現金流量，其可收回數額取決於可獨立地產生現金流量的最小資產組合（即一個現金生產單位）。

除了商譽的有關資產，如在用來測定可收回數額的估計有所改變，則減值損失會被轉回。商譽的減值損失只會因招致該損失的一種特殊性質的特別事件在被視作不會重演之情況下才會轉回，及可收回數額的增加清楚顯示與該特別事件之轉回相關。

減值損失轉回只局限至該資產的賬面值猶如該等減值損失從未在往年被確認。減值損失轉回在該被確認的年度記存入損益賬內。

(p) 關連人士

若本集團有權直接或間接控制另一方或影響另一方在財務或經營決策，或另一方有權直接或間接控制本集團或對本集團的財務及經營決策作出重要的影響，或本集團與另一方均受制於同一的監控下，則被視為關連人士。關連人士可為個別人士或公司。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(o) Impairment of assets (continued)

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(p) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

2. 主要會計政策(續)

(q) 分項報告

分項乃指本集團可區分之部分，包括提供之產品及服務(業務分項)或提供產品及服務之特定經濟環境(區域分項)，均受有別於其他分項之風險及利益所限。

本集團選擇業務分項資料為主要報告形式，而區域分項資料則為次選報告形式。

分項收益、開支、業績、資產及負債均包括直接劃分入該區分項之項目或可合理劃分為該項之項目。分項收益、開支、資產及負債乃於集團間結算前釐定，集團間交易則予以抵銷作為綜合處理之部分，惟集團企業間之有關集團間結餘及交易乃為單一分項。分項間定價乃按給予外間人士之相似條款釐定。

分項資本開支乃指期內因購入預計可使用超過一年之分項資產(包括有形及無形資產)所產生之總成本。

(r) 等同現金

現金及現金等值包括現金、銀行及其他金融機構結餘，於購入日起三個月內到期；短期及高流動定期存放銀行同業及投資，可隨時轉換成預知之現金而其價值受較低風險影響，即期及構成本集團現金管理之銀行同業及其他金融機構款項，亦構成現金和現金等值，作為編製現金流量表。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(q) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

(r) Cash equivalents

Cash and cash equivalents comprise cash and balances with banks and other financial institutions, and short-term, highly liquid inter-bank placements and investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Balances of banks and other financial institutions that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

2. 主要會計政策(續)

(s) 僱員福利

(i) 薪金、年度花紅、有薪年假及本集團的非貨幣福利成本在本集團僱員提供相關服務的年度計算。

(ii) 本銀行按香港《強制性公積金計劃條例》規定作出的強積金供款，在其發生時於損益賬內列支。

(iii) 當本集團授予僱員認股權以購入本銀行股份，其所收取之代價於授予當日將確認為其他賬項及準備。在行使認股權時，股東資金會按已收所得款項及其授予代價增加。

3. 採納新及經修訂之會計實務準則

在編製此財務報表，已採用了以下由二零零二年一月一日起之會計年度所生效的新及經修訂會計實務準則：

- 會計實務準則第一號(修訂)，「財務報表披露」
- 會計實務準則第十五號(修訂)，「現金流量表」
- 會計實務準則第三十四號「僱員福利」

(a) 會計實務準則第一號(修訂)，「財務報表披露」

為符合會計實務準則第一號(修訂)，本集團採納了「綜合股東權益變更表」以取代舊有的「綜合確認損益表」。此表列出股東資金的主要成份，包括股本、儲備及盈餘滾存，由期初至期末之變更。

(b) 會計實務準則第十五號(修訂)，「現金流量表」

為符合會計實務準則第十五號(修訂)，「綜合現金流量表」之格式經予改列。比較數字亦因而重報。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(s) Employee benefits

(i) Salaries, annual bonuses, paid annual leave and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

(ii) Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Funds Scheme Ordinance are recognised as an expense in the profit and loss account when incurred.

(iii) When the Group grants employees options to acquire shares of the Bank, the consideration received are recognised as other accounts and provisions at the date of grant. When the options are exercised, shareholders' fund is increased by the amount of the proceeds and consideration received.

3. ADOPTION OF NEW AND REVISED SSAPs

The following new and revised SSAPs which became effective for accounting period beginning on or after 1st January 2002, were adopted for the preparation of these financial statements:

- SSAP 1 (revised), "Presentation of Financial Statements"
- SSAP 15 (revised), "Cash Flow Statements"
- SSAP 34, "Employee Benefits"

(a) SSAP 1 (revised), "Presentation of Financial Statements"

In order to comply with the requirements of SSAP 1 (revised), the Group adopts the new statement "Consolidated Statement of Changes in Equity" which replaces the "Consolidated Statement of Recognised Gains and Losses" previously prepared. This statement reconciles the movement of key components of the shareholders' fund, including share capital, reserves and unappropriated profit, from the beginning to the end of the financial period.

(b) SSAP 15 (revised), "Cash Flow Statements"

The format of the "Consolidated Cash Flow Statement" has been revised to follow the new requirements of SSAP 15 (revised). The comparative figures were restated to conform with current period presentation.

3. 採納新及經修訂之會計實務準則(續)

(c) 會計實務準則第三十四號「僱員福利」

過往歷年，集團並未對員工既得年假作出任何負債撥備。根據會計實務準則第三十四號，當員工提供服務後，便應確認該既得的權利。有關轉變已溯及既往而應用，導致須作前期調整，於二零零一年一月一日及二零零二年一月一日之股東資金期初結餘分別減少港幣11,772,000元及港幣13,290,000元。僱員成本之比較數字亦已予重列及增加港幣1,518,000元。

3. ADOPTION OF NEW AND REVISED SSAPS *(CONTINUED)*

(c) SSAP 34, "Employee Benefits"

In prior years, the Group did not provide for the liabilities in respect of its employees' vested annual leave. SSAP 34 requires that obligations in respect of these entitlements should be accrued as soon as services are rendered. The changes have been applied retrospectively, resulting in prior period adjustments with the opening balance of shareholders' fund as at 1st January 2001 and 1st January 2002 decreasing by HK$11,772,000 and HK$13,290,000 respectively. The comparative figure in respect of staff costs for 2001 has been restated by an increase of HK$1,518,000.

4. 營業溢利

(a) 利息收入

項目已包括債務證券之利息為港幣237,334,000元(二零零一年：港幣222,122,000元)。

4. OPERATING PROFIT

(a) Interest Income

The amount included interest income on debt securities amounted to HK$237,334,000 (2001: HK$222,122,000).

(b) 其他營業收入

(b) Other operating income

		2002	2001
服務費及佣金	Fees and commissions		
貸款佣金及服務費	Credit commission and fees	70,536	72,129
有關信用咭服務費	Credit card related fees	59,647	60,780
有關貿易服務費	Trade related fees	55,927	54,826
股票買賣服務費	Stockbroking fees	25,699	27,488
其他服務費及佣金收入	Other fees and commission income	102,898	92,233
減：服務費及佣金支出	Less: fees and commission paid	(21,663)	(20,568)
		293,044	286,888
外滙買賣收益	Gains arising from dealing in foreign currencies	60,554	58,052
持作買賣用途證券及衍生工具虧損	Losses on securities and derivative trading	(6,721)	(817)
其他買賣收益	Gains arising from other dealing activities	817	3,097
非上市投資股息收入	Dividend income from unlisted investments	3,777	1,942
上市投資股息收入	Dividend income from listed investments	314	1,814
其他	Others	13,628	12,073
		365,413	363,049

4. 經營溢利(續) / OPERATING PROFIT *(CONTINUED)*

(c) 經營支出 / *Operating expenses*

		2002	2001 (重報) (restated)
僱員成本	Staff costs		
薪金及其他僱員成本	Salaries and other staff costs	364,248	333,956
退休福利成本(附註31)	Retirement benefit costs (Note 31)	30,432	32,148
		394,680	366,104
行址及設備支出未計折舊	Premises and equipment expenses, excluding depreciation	62,540	63,617
折舊(附註28(a))	Depreciation (Note 28(a))	50,118	46,875
核數師費用	Auditors' remuneration	2,157	1,932
其他	Others	86,007	110,166
		595,502	588,694

5. (a) 重估投資物業及出售有形固定資產之虧損 / *Losses on revaluation of investment properties and disposal of tangible fixed assets*

項目已包括重估投資物業之未實現虧損港幣14,400,000元(二零零一年之未實現虧損:港幣271,000元)。

The amount included an unrealised loss on revaluation of investment properties amounting to HK$14,400,000 (unrealised loss in 2001: HK$271,000).

(b) 出售持有至到期日證券及非持作買賣用途證券之溢利 / *Profits on disposal of held-to-maturity and non-trading securities*

		2002	2001
出售持有至到期日證券之溢利	Profit on disposal of held-to-maturity securities	31,922	4,794
出售非持作買賣用途證券之溢利	Profit on disposal of non-trading securities	19,395	26,682
		51,317	31,476

6. 稅項 / TAXATION

(a) 綜合損益計算表內之稅項為:

(a) Taxation in the consolidated profit and loss account represents:

		2002	2001
香港利得稅準備	Provision for Hong Kong profits tax	71,702	84,745
海外稅項	Overseas taxation	29,842	25,478
		101,544	110,223

香港利得稅準備乃按截至二零零二年十二月三十一日止之年度應課稅溢利照現行稅率百分之十六(二零零一年:百分之十六)計算。海外稅項按本集團之有關單位經營所在國家現行稅率計算。

The provision for Hong Kong profits tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the year ended 31st December 2002. Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the relevant units of the Group operate.

6. 稅項（續）

(b) 資產負債表內之可收回稅項及稅項準備如下：

6. TAXATION *(CONTINUED)*

(b) Tax recoverable and provision in the balance sheets are as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2002	2001	**2002**	2001
"客戶之貸款及其他賬項已減除準備"內包括之可收回稅項	Tax recoverable included in "Advances to customers and other accounts less provisions"	**6,997**	39,009	**2,341**	39,009
"其他賬項及準備"內包括之稅項準備	Tax provision included in "Other accounts and provisions"	**30,066**	37,527	**3,161**	945

(c) 時差而產生之遞延稅項不多，因而毋須提撥準備。

(c) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

7. 本銀行股東應得之溢利

本銀行股東應得之溢利中計有港幣555,478,000元（二零零一年（重報）：港幣621,118,000元）於銀行之賬項內出賬。

7. PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS

The profit attributable to the shareholders includes an amount of HK$555,478,000 (2001 (restated): HK$621,118,000) which has been dealt with in the accounts of the Bank.

本年度銀行溢利與上述金額對賬表：

Reconciliation of the above amount to the Bank's profit for the year:

		2002	2001 (重報) (restated)
本銀行股東應得之溢利於銀行賬內出賬	Amount of consolidated profit attributable to shareholders dealt with in the Bank's accounts	**555,478**	621,118
去年應得之溢利由附屬公司於年內批准及派發之末期股息	Final dividend from a subsidiary attributable to the profits of the previous year, approved and paid during the year	**–**	81,553
本年度之銀行溢利（附註25）	Bank's profit for the year (note 25)	**555,478**	702,671

8. 股息 / 8. Dividends

(a) 本年度股息 / *(a) Dividends attributable to the year*

		2002	2001
按293,458,500股（二零零一年：293,428,500股）計算，已宣佈及派發之中期股息每股港幣三角七仙（二零零一年：港幣三角七仙）	Interim dividend declared and paid of HK$0.37 (2001: HK$0.37) per share on 293,458,500 (2001: 293,428,500) shares	108,580	108,569
低估去年之末期股息	Underprovision of final dividend in respect of the previous year	25	20
按293,458,500股（二零零一年：293,428,500股）計算，在資產負債表結算日後擬派之末期股息每股港幣七角九仙（二零零一年：港幣八角五仙）	Final dividend proposed after the balance sheet date of HK$0.79 (2001: HK$0.85) per share on 293,458,500 (2001: 293,428,500) shares	231,832	249,414
按293,458,500股（二零零一年：293,428,500股）計算，在資產負債表結算日後擬派之特別股息每股港幣六角六仙（二零零一年：無）	Special dividend proposed after the balance sheet date of HK$0.66 (2001: Nil) per share on 293,458,500 (2001: 293,428,500) shares	193,683	-
		534,120	358,003

在資產負債表結算日後擬派之末期及特別股息，並未於資產負債表日確認為負債。

The final and special dividends proposed after the balance sheet date have not been recognised as a liability at the balance sheet date.

(b) 於年內批准及派發之去年度股息 / *(b) Dividends attributable to the previous year, approved and paid during the year*

		2002	2001
按293,458,500股（二零零一年：293,428,500股）計算，於去年批准及派發之末期股息每股港幣八角五仙（二零零一年：港幣八角五仙）	Final dividend in respect of the previous year, approved and paid during the year, of HK$0.85 (2001: HK$0.85) per share on 293,458,500 (2001: 293,428,500) shares	249,439	249,413

9. 董事酬金

9. Directors' emoluments

遵照香港公司條例161節而發表之董事酬金現列如下：

Directors' emoluments disclosed pursuant to section 161 of the Hong Kong Companies Ordinance are as follows:

		2002	2001
執行董事袍金	Executives' fees	573	573
非執行董事袍金	Non-executives' fees	700	700
薪金及其他酬金	Salaries and other emoluments	10,201	9,635
退休金供款	Pension contributions	975	910
花紅	Performance bonuses	1,545	2,450
		13,994	14,268

除上述所列之董事酬金外，執行董事可獲發認股權，詳情已列於董事會報告書有關認股權資料內。

In addition to the above remunerations, Executive Directors were granted share options under the Bank's Share Option Scheme. The details of these benefits in kind are disclosed under "Share Option Information" in the Report of the Directors.

董事酬金入於下列各範圍內：

The emoluments of the directors are within the following bands:

		2002 董事人數 Number of Directors	2001 董事人數 Number of Directors
港幣 0 － 港幣1,000,000	HK$ 0 - HK$1,000,000	7	7
港幣1,500,001 － 港幣2,000,000	HK$1,500,001 - HK$2,000,000	-	1
港幣2,000,001 － 港幣2,500,000	HK$2,000,001 - HK$2,500,000	2	1
港幣2,500,001 － 港幣3,000,000	HK$2,500,001 - HK$3,000,000	1	1
港幣6,000,001 － 港幣6,500,000	HK$6,000,001 - HK$6,500,000	1	1
		11	11

10. 行政人員酬金

10. Executives' emoluments

最高受薪五位僱員包括四位（二零零一年：四位）董事，酬金已列於以上附註9內。餘下一位（二零零一年：一位）酬金現列如下：

The five highest paid individuals included four (2001: four) directors, details of whose emoluments are set out in Note 9 above. The emoluments of the remaining individual (2001: one) are as follows:

		2002	2001
薪金及其他酬金	Salaries and other emoluments	1,568	1,548
退休金供款	Pension contributions	180	177
花紅	Performance bonuses	200	250
		1,948	1,975

行政人員酬金入於下列各範圍內：

The emoluments of the executive are within the following band:

		2002 行政人員人數 Number of Executives	2001 行政人員人數 Number of Executives
港幣1,500,001－港幣2,000,000	HK$ 1,500,001 - HK$ 2,000,000	1	1

11. 每股盈利及攤薄每股盈利

每股盈利乃根據全年股東應得之溢利港幣680,747,000元(二零零一年(重報):港幣778,993,000元)及於該期間已發行股份之加權平均數293,452,007股(二零零一年:293,427,777股)普通股計算。攤薄每股盈利乃根據全年股東應得之溢利港幣680,747,000元(二零零一年(重報):港幣778,993,000元)及於該期間已發行股份之加權平均數293,524,778股(二零零一年:293,513,778股)普通股計算,並就所有潛在攤薄盈利的股份予已調整。

11. EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to the shareholders of HK$680,747,000 (2001(restated): HK$778,993,000) and on the weighted average number of 293,452,007 (2001: 293,427,777) ordinary shares in issue during the year. The calculation of diluted earnings per share is based on profit attributable to the shareholders of HK$680,747,000 (2001(restated): HK$778,993,000) and on the weighted average number of 293,524,778 (2001: 293,513,778) ordinary shares in issue during the year after adjustment for the effects of all dilutive potential ordinary shares.

12. 現金及短期資金

12. CASH AND SHORT-TERM FUNDS

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2002	2001	2002	2001
現金及存放銀行同業及其他金融機構	Cash and balances with banks and other financial institutions	581,832	644,844	327,106	428,983
短期存放同業	Money at call and short notice	11,205,586	8,752,039	11,155,260	8,719,433
政府債券(附註23)	Treasury bills (Note 23)	575,634	376,457	399,174	298,799
		12,363,052	9,773,340	11,881,540	9,447,215

所有政府債券為持有至到期日,由中央政府及各中央銀行發出,並為非上市之債券。

All treasury bills are held-to-maturity, issued by central governments and central banks and are unlisted.

13. 貿易票據已減除準備

13. TRADE BILLS LESS PROVISIONS

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2002	2001	2002	2001
貿易票據	Trade bills	320,697	288,314	254,777	251,583
特殊準備(附註17)	Specific provisions for bad and doubtful debts (Note 17)	(907)	(323)	(907)	(323)
一般準備(附註17)	General provisions for bad and doubtful debts (Note 17)	(2,493)	(2,718)	(1,175)	(1,984)
		317,297	285,273	252,695	249,276

14. 存款證

持有之存款證全部為持有至到期日及非上市之存款證。

14. CERTIFICATES OF DEPOSIT HELD

All the certificates of deposit held are held-to-maturity and are unlisted.

15. 持作買賣用途證券

15. TRADING SECURITIES

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2002	2001	2002	2001
債務證券(附註23) Debt securities (Note 23)				
海外上市 Listed outside Hong Kong	124,609	-	124,609	-
非上市 Unlisted	127,988	-	127,988	-
	252,597	-	252,597	-
本港上市股票 Equity securities listed in Hong Kong	6,826	6,542	-	-
	259,423	6,542	252,597	-

持作買賣用途證券交易對手如下：

Trading securities analysed by counterparty are as follows:

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2002	2001	2002	2001
發行機構： Issued by:				
銀行同業及其他金融機構 Banks and other financial institutions	204,791	2,318	202,597	-
企業 Corporate entities	54,632	4,224	50,000	-
	259,423	6,542	252,597	-

16. 客戶之貸款及其他賬項已減除準備

16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS PROVISIONS

(a) 客戶之貸款及其他賬項

(a) Advances to customers and other accounts

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2002	2001	2002	2001
客戶貸款(附註23) Advances to customers (Note 23)	34,417,300	35,515,244	26,853,587	28,966,046
銀行同業及其他金融機構之貸款(附註23) Advances to banks and other financial institutions (Note 23)	174,828	206,533	174,828	206,533
特殊準備(附註17) Specific provisions for bad and doubtful debts (Note 17)	(277,032)	(270,508)	(230,073)	(227,884)
一般準備(附註17) General provisions for bad and doubtful debts (Note 17)	(348,572)	(358,406)	(236,431)	(259,044)
應計利息及其他賬項 Accrued interest and other accounts	503,300	565,993	293,575	365,999
	34,469,824	35,658,856	26,855,486	29,051,650

16. 客戶之貸款及其他賬項已減除準備（續）

16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS PROVISIONS *(CONTINUED)*

(b) 不履行貸款

已扣除撥入暫記賬之利息或已停止累計利息之貸款，連同暫記利息及減除抵押品價值而作出之特殊準備數額如下：

(b) *Non-performing loans*

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

		永亨銀行集團 The Group	
		2002	2001
客戶不履行貸款	Gross non-performing advances to customers	**922,785**	1,349,795
佔客戶貸款總額之百分比	Gross non-performing advances as a percentage of total advances to customers	**2.68%**	3.80%
所持抵押品金額	Amount of collateral held	**600,359**	911,945
特殊準備	Specific provisions	**275,977**	267,553
暫記利息	Suspended interest	**476,054**	470,639

於二零零一年十二月三十一日及二零零二年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中，並無利息撥入暫記賬或已停止累計利息之貸款。

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 31st December, 2002 and 31st December, 2001.

(c) 客戶貸款內包括融資租賃：

根據融資租賃應收的最低租賃付款總額及其現值如下：

(c) *Included in advances to customers are net investments in finance leases:*

The total minimum lease payments receivable under finance leases and their present values are as follows:

		永亨銀行集團 The Group					
		2002			2001		
		最低租賃付款現值 Present value of the minimum lease payments	相關未來利息收入 Interest income relating to future periods	最低租賃付款總額 Total minimum lease payments	最低租賃付款現值 Present value of the minimum lease payments	相關未來利息收入 Interest income relating to future periods	最低租賃付款總額 Total minimum lease payments
應收賬款：	Amount receivable:						
一年以內	Within 1 year	1,134,123	151,828	1,285,951	934,684	154,341	1,089,025
一年以上至五年內	After 1 year but within 5 years	1,287,387	133,595	1,420,982	1,077,948	130,154	1,208,102
五年以上	After 5 years	384,181	62,170	446,351	290,155	49,699	339,854
		2,805,691	347,593	3,153,284	2,302,787	334,194	2,636,981
呆壞賬準備	Provisions for bad and doubtful debts	(2,987)			(2,128)		
融資租賃的淨投資額	Net investment in finance leases	2,802,704			2,300,659		

於二零零一年十二月三十一日及二零零二年十二月三十一日，本銀行並無融資租賃應收款項。

The Bank had no finance lease receivable as at 31st December, 2002 and 31st December, 2001.

17. 呆壞賬準備

17. PROVISIONS FOR BAD AND DOUBTFUL DEBTS

		永亨銀行集團 The Group 2002			
		特殊 Specific	一般 General	合計 Total	暫記利息 Suspended Interest
一月一日結餘	At 1st January	270,831	361,124	631,955	470,639
新提撥	New provisions	493,837	–	493,837	–
回撥	Releases	(15,772)	(10,059)	(25,831)	–
支取損益賬淨額	Net charge to profit and loss account	478,065	(10,059)	468,006	–
收回往年已撇除之貸款	Recoveries of advances written off in previous years	26,317	–	26,317	(46,859)
年內暫記利息	Interest suspended during the year	–	–	–	168,576
年內撇除	Amounts written off	(497,274)	–	(497,274)	(116,200)
十二月三十一日結餘	At 31st December	277,939	351,065	629,004	476,156
包括下列項目準備：	Representing:				
貿易票據(附註13)	Trade bills (Note 13)	907	2,493	3,400	102
客戶貸款(附註16(a))	Advances to customers (Note 16(a))	277,032	348,572	625,604	476,054
		277,939	351,065	629,004	476,156

		永亨銀行 The Bank 2002			
		特殊 Specific	一般 General	合計 Total	暫記利息 Suspended Interest
一月一日結餘	At 1st January	228,207	261,028	489,235	391,888
新提撥	New provisions	422,007	-	422,007	-
回撥	Releases	(15,585)	(23,422)	(39,007)	-
支取損益賬淨額	Net charge to profit and loss account	406,422	(23,422)	383,000	–
收回往年已撇除之貸款	Recoveries of advances written off in previous years	21,795	–	21,795	(32,912)
年內暫記利息	Interest suspended during the year	–	–	–	146,595
年內撇除	Amounts written off	(425,444)	–	(425,444)	(107,147)
十二月三十一日結餘	At 31st December	230,980	237,606	468,586	398,424
包括下列項目準備：	Representing:				
貿易票據(附註13)	Trade bills (Note 13)	907	1,175	2,082	102
客戶貸款(附註16(a))	Advances to customers (Note 16(a))	230,073	236,431	466,504	398,322
		230,980	237,606	468,586	398,424

17. 呆壞賬準備(續)

17. PROVISIONS FOR BAD AND DOUBTFUL DEBTS *(CONTINUED)*

永亨銀行集團
The Group 2001

		特殊 Specific	一般 General	合計 Total	暫記利息 Suspended Interest
一月一日結餘	At 1st January	288,551	352,104	640,655	387,324
新提撥	New provisions	456,161	15,045	471,206	-
回撥	Releases	(42,177)	(6,025)	(48,202)	-
支取損益賬淨額	Net charge to profit and loss account	413,984	9,020	423,004	-
收回往年已撇除之貸款	Recoveries of advances written off in previous years	24,457	-	24,457	(32,490)
年內暫記利息	Interest suspended during the year	-	-	-	210,809
年內撇除	Amounts written off	(456,161)	-	(456,161)	(95,004)
十二月三十一日結餘	At 31st December	270,831	361,124	631,955	470,639
包括下列項目準備:	Representing:				
貿易票據(附註13)	Trade bills (Note 13)	323	2,718	3,041	-
客戶貸款(附註16(a))	Advances to customers (Note 16(a))	270,508	358,406	628,914	470,639
		270,831	361,124	631,955	470,639

永亨銀行
The Bank 2001

		特殊 Specific	一般 General	合計 Total	暫記利息 Suspended Interest
一月一日結餘	At 1st January	227,549	262,999	490,548	329,813
新提撥	New provisions	374,720	-	374,720	-
回撥	Releases	(21,149)	(1,971)	(23,120)	-
支取損益賬淨額	Net charge to profit and loss account	353,571	(1,971)	351,600	-
收回往年已撇除之貸款	Recoveries of advances written off in previous years	21,807	-	21,807	(25,769)
年內暫記利息	Interest suspended during the year	-	-	-	180,282
年內撇除	Amounts written off	(374,720)	-	(374,720)	(92,438)
十二月三十一日結餘	At 31st December	228,207	261,028	489,235	391,888
包括下列項目準備:	Representing:				
貿易票據(附註13)	Trade bills (Note 13)	323	1,984	2,307	-
客戶貸款(附註16(a))	Advances to customers (Note 16(a))	227,884	259,044	486,928	391,888
		228,207	261,028	489,235	391,888

18. 持有至到期日證券及非持作買賣用途證券

18. HELD-TO-MATURITY AND NON-TRADING SECURITIES

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2002	2001	2002	2001
持有至到期日之證券：	Held-to-maturity securities:				
持有至到期日之債務證券	Held-to-maturity debt securities				
上市	Listed				
一本港上市	– in Hong Kong	2,155	2,139	–	–
一海外上市	– outside Hong Kong	1,026,774	1,351,714	1,026,774	1,268,739
		1,028,929	1,353,853	1,026,774	1,268,739
非上市	Unlisted	6,023,781	2,394,338	5,621,467	1,732,050
		7,052,710	3,748,191	6,648,241	3,000,789
減：非上市債務證券之特殊準備	Less : specific provision on unlisted debt securities	(11,600)	–	–	–
		7,041,110	3,748,191	6,648,241	3,000,789
非持作買賣用途之證券：	Non-trading securities:				
非持作買賣用途之債務證券	Non-trading debt securities				
上市(市場價值)	Listed (at market value)				
一本港上市	– in Hong Kong	–	247,137	–	247,137
一海外上市	– outside Hong Kong	–	648,621	–	648,621
非上市	Unlisted	–	76,093	–	76,093
		–	971,851	–	971,851
非持作買賣用途之股票	Non-trading equity securities				
本港上市(市場價值)	Listed in Hong Kong (at market value)	1,031	1,122	573	1,002
非上市	Unlisted	30,446	117,332	127,761	216,797
		31,477	118,454	128,334	217,799
		31,477	1,090,305	128,334	1,189,650
		7,072,587	4,838,496	6,776,575	4,190,439

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2002	2001	2002	2001
持有至到期日上市債務證券之市場價值	Market value of listed held-to-maturity debt securities	1,057,261	1,340,058	1,055,106	1,255,635

18. 持有至到期日證券及非持作買賣用途證券(續)

在本年內，在出售經攤銷後成本為港幣773,877,000元(二零零一年：港幣117,512,000元)的持有至到期日之證券後，集團錄得溢利港幣31,922,000元(二零零一年：港幣4,794,000元)並誌於損益計算表中。資產負債管理委員會亦核准是次持有至到期日證券之出售，以修訂投資項目的期限及風險管理。

持有至到期日及非持作買賣用途之證券交易對手分析如下：

18. HELD-TO-MATURITY AND NON-TRADING SECURITIES *(CONTINUED)*

During the year, held-to-maturity securities with an amortised cost of HK$773,877,000 (2001: HK$117,512,000) were disposed of at a profit HK$31,922,000 (2001: HK$4,794,000) being recognised in the profit and loss account. Management, approved by the Asset and Liability Management Committee, sold these held-to-maturity securities to modify the maturity and risk profile of the investment portfolios.

Held-to-maturity and non-trading securities analysed by counterparty are as follows:

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2002	2001	**2002**	2001
發行機構：Issued by:				
中央政府及中央銀行 Central governments and central banks	**–**	247,137	**–**	247,137
銀行同業及其他金融機構 Banks and other financial institutions	**3,964,316**	1,734,555	**3,904,629**	1,700,015
企業 Corporate entities	**2,600,800**	2,132,087	**2,364,487**	1,518,573
公營機構 Public sector	**507,471**	724,717	**507,459**	724,714
	7,072,587	4,838,496	**6,776,575**	4,190,439

持有至到期日之政府債券及存款證已分別披露於資產負債表、賬項附註12及附註14內。

Held-to-maturity treasury bills and certificates of deposit are disclosed separately in the balance sheets, note 12 and note 14 to the accounts.

19. 附屬公司投資

19. INVESTMENTS IN SUBSIDIARIES

		2002	2001
非上市公司股份（原值）	Unlisted shares, at cost	360,657	368,672

主要附屬公司現列如下：

The following list contains only the particulars of principal subsidiaries:

公司名稱 Name of company	註冊及經營地點 Place of incorporation and operation	已發行普通股面值 Nominal value of issued ordinary shares	持有權益 Percentage held	業務範圍 Principal activities
澳門永亨銀行有限公司 Banco Weng Hang, S.A.	澳門 Macau	MOP120,000,000	100%	銀行業務 Banking
永亨銀行（開曼）有限公司 Wing Hang Bank (Cayman) Limited	開曼群島 Cayman Islands	US$15,000,000	100%	銀行業務 Banking
永亨財務有限公司 Wing Hang Finance Company Limited	香港 Hong Kong	HK$80,000,000	100%	接受存款及租購貸款 Deposit Taking and Hire Purchase
永亨蘇黎世保險有限公司 Wing Hang Zurich Insurance Company Limited	香港 Hong Kong	HK$45,000,000	65%	保險業務 Insurance
Cyber Wing Hang Limited	香港 Hong Kong	HK$30,000,000	100%	資訊科技投資 Information Technology Investment
永亨信用財務有限公司 Wing Hang Credit Limited	香港 Hong Kong	HK$20,000,000	100%	私人貸款 Consumer Lending
永亨證券有限公司 Wing Hang Shares Brokerage Company Limited	香港 Hong Kong	HK$10,000,000	100%	證券買賣 Securities Dealing
永亨銀行信託有限公司 Wing Hang Bank (Trustee) Limited	香港 Hong Kong	HK$3,000,000	100%	信託服務 Trustee Services
永亨保險顧問有限公司 Wing Hang Insurance Brokers Limited	香港 Hong Kong	HK$100,000	100%	保險顧問 Insurance Broker
永亨保險代理有限公司 Wing Hang Insurance Agency Limited	香港 Hong Kong	HK$50,000	100%	保險代理 Insurance Agency
永亨銀行（代理人）有限公司 Wing Hang Bank (Nominees) Limited	香港 Hong Kong	HK$10,000	100%	代理服務 Nominee Services
卓和企業有限公司 Cheuk Woo Enterprises Company Limited	香港 Hong Kong	HK$10,000	100%	物業投資 Property Investment

以上所有公司均由本銀行直接持有。

All the above companies are held directly by the Bank.

20. 聯營公司投資

20. INVESTMENTS IN ASSOCIATED COMPANIES

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2002	2001	**2002**	2001
非上市股份(原值)	Unlisted shares, at cost	**–**	–	**55,000**	55,000
應佔淨資產	Share of net assets	**25,924**	33,771	**–**	–
貸予聯營公司	Loan to an associated company	**31,000**	27,000	**31,000**	27,000
		56,924	60,771	**86,000**	82,000

貸予聯營公司之款項並無抵押及免息，而還款期為二零零八年十二月二十八日。

Loan to an associated company is unsecured, interest-free and repayable on 28th December, 2008.

聯營公司現列如下：

The following list contains the particulars of associated companies:

公司名稱 Name of company	註冊及經營地點 Place of incorporation and operation	已發行普通股面值 Nominal value of issued ordinary shares	持有權益 Percentage held	投票權 Voting power	業務範圍 Principal activities
銀聯控股有限公司 Bank Consortium Holding Limited	香港 Hong Kong	HK$150,000,000	13%	七分之一* 1 out of 7*	退休福利計劃服務 Provision of services for retirement schemes
香港人壽保險有限公司 Hong Kong Life Insurance Limited	香港 Hong Kong	HK$210,000,000	17%	六分之一* 1 out of 6*	保險業務 Insurance

* *本銀行於董事會應佔之投票數目。*

* *Representing the number of votes on the board of directors attributable to the Bank.*

附註：本銀行所持有之銀聯控股有限公司及香港人壽保險有限公司的實收普通股雖少於百分之二十，但根據會計實務準則第十號，本銀行可對其財務及經營政策上，有重大影響力，故此兩公司均被視為本銀行之聯營公司。

Note: Although the Bank holds less than 20% of the issued ordinary shares of Bank Consortium Holding Limited and Hong Kong Life Insurance Limited, these two companies are classified as associated companies under SSAP 10 as the Bank is considered to have significant influence on the financial and operating policy decisions of these two companies.

21. 有形固定資產

21. TANGIBLE FIXED ASSETS

		永亨銀行集團 The Group			
		銀行行址 Bank Premises	投資物業 Investment Properties	設備 Equipment	合計 Total
成本或估值	Cost or valuation				
二零零二年一月一日結餘	At 1st January, 2002	1,054,342	164,400	405,806	1,624,548
添置	Additions	60,867	-	44,381	105,248
出售	Disposals	(795)	-	(28,937)	(29,732)
重估虧損	Deficit on revaluation	-	(14,400)	-	(14,400)
二零零二年十二月三十一日結餘	At 31st December, 2002	1,114,414	150,000	421,250	1,685,664

上列資產之成本或估值分析如下：

The analysis of cost or valuation of the above assets is as follows:

		Bank Premises	Investment Properties	Equipment	Total
成本	At cost	720,812	-	421,250	1,142,062
估值	At valuation				
二零零二年	2002	-	150,000	-	150,000
一九九零年	1990	357,888	-	-	357,888
一九八九年	1989	9,347	-	-	9,347
一九八四年	1984	26,367	-	-	26,367
		1,114,414	150,000	421,250	1,685,664
折舊累積	Accumulated depreciation				
二零零二年一月一日結餘	At 1st January, 2002	88,717	-	263,635	352,352
本年度提撥	Charge for the year	12,099	-	38,019	50,118
出售撇除	Written back on disposals	(501)	-	(25,056)	(25,557)
二零零二年十二月三十一日結餘	At 31st December, 2002	100,315	-	276,598	376,913
賬面淨值	Net book value				
二零零二年十二月三十一日	at 31st December, 2002	1,014,099	150,000	144,652	1,308,751
二零零一年十二月三十一日	at 31st December, 2001	965,625	164,400	142,171	1,272,196

21. 有形固定資產(續)

21. TANGIBLE FIXED ASSETS (CONTINUED)

銀行行址以成本或董事估值列賬。

Bank premises were stated at cost or directors' valuation.

投資物業已於二零零二年十二月十日經由獨立測量師行FPDSavills(其員工部份為香港測量師學會的資深會員)以公開市值為基準列賬。

Investment properties were revalued by an independent firm of surveyors, FPDSavills who have among their staff, Fellows of the Hong Kong Institute of Surveyors, on an open market value basis as at 10th December, 2002.

		永亨銀行 The Bank			
		銀行行址 Bank Premises	投資物業 Investment Properties	設備 Equipment	合計 Total
成本或估值	Cost or valuation				
二零零二年一月一日結餘	At 1st January, 2002	820,579	90,000	334,673	1,245,252
添置	Additions	52,022	-	33,945	85,967
出售	Disposals	-	-	(22,816)	(22,816)
重估虧損	Deficit on revaluation	-	(7,000)	-	(7,000)
二零零二年十二月三十一日結餘	At 31st December, 2002	872,601	83,000	345,802	1,301,403
上列資產之成本或估值分析如下：	The analysis of cost or valuation of the above assets is as follows:				
成本	At cost	513,863	-	345,802	859,665
估值	At valuation				
二零零二年	2002	-	83,000	-	83,000
一九九零年	1990	357,888	-	-	357,888
一九八九年	1989	850	-	-	850
		872,601	83,000	345,802	1,301,403
折舊累積	Accumulated depreciation				
二零零二年一月一日結餘	At 1st January, 2002	63,270	-	205,163	268,433
本年度提撥	Charge for the year	9,445	-	33,716	43,161
出售撇除	Written back on disposals	-	-	(19,278)	(19,278)
二零零二年十二月三十一日結餘	At 31st December, 2002	72,715	-	219,601	292,316
賬面淨值	Net book value				
二零零二年十二月三十一日	at 31st December, 2002	799,886	83,000	126,201	1,009,087
二零零一年十二月三十一日	at 31st December, 2001	757,309	90,000	129,510	976,819

21. 有形固定資產(續)

21. TANGIBLE FIXED ASSETS *(CONTINUED)*

銀行行址及投資物業賬面淨值包括：

The net book value of bank premises and investment properties comprises:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2002	2001	**2002**	2001
永久業權	FREEHOLD				
一海外	- Held outside Hong Kong	**50,670**	51,303	**-**	-
租約	LEASEHOLD				
一本港	- Held in Hong Kong				
長期約 (有效期在五十年以上者)	Long leases (over 50 years unexpired)	**622,126**	585,889	**509,152**	470,573
中期約 (有效期在十年至五十年者)	Medium-term leases (10 to 50 years unexpired)	**429,200**	437,998	**362,217**	364,753
一海外	- Held outside Hong Kong				
長期約 (有效期在五十年以上者)	Long leases (over 50 years unexpired)	**2,145**	2,183	**2,145**	2,183
中期約 (有效期在十年至五十年者)	Medium-term leases (10 to 50 years unexpired)	**53,334**	45,792	**9,372**	9,800
短期約 (有效期在十年以下者)	Short leases (less than 10 years unexpired)	**6,624**	6,860	**-**	-
		1,164,099	1,130,025	**882,886**	847,309

22. 客戶存款

22. DEPOSITS FROM CUSTOMERS

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2002	2001	**2002**	2001
活期存款及往來賬戶	Demand deposits and current accounts	**2,849,844**	2,455,265	**2,595,127**	2,225,149
儲蓄存款	Saving deposits	**7,058,601**	6,232,233	**5,146,809**	4,629,520
定期存款及通知存款	Time, call and notice deposits	**35,393,922**	37,010,265	**25,514,127**	27,008,832
		45,302,367	45,697,763	**33,256,063**	33,863,501

23. 期限分析

23. MATURITY PROFILE

		永亨銀行集團 The Group 2002						
		即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
資產	Assets							
一政府債券 (附註12)	- Treasury bills (Note 12)	-	546,689	28,945	-	-	-	575,634
一定期存放銀行同業及其他金融機構款項 (一至十二個月內到期)	- Placements with banks and other financial institutions maturing between 1 and 12 months	-	763,566	88,945	-	-	-	852,511
一存款證	- Certificates of deposit held	-	-	299,960	106,410	-	-	406,370
一持作買賣用途證券 (附註15)	- Trading debt securities (Note 15)	-	-	-	252,597	-	-	252,597
一客戶貸款 (附註16(a))	- Advances to customers (Note 16(a))	2,103,314	3,495,785	4,053,970	11,032,526	13,566,067	165,638	34,417,300
一銀行同業及其他金融機構之貸款 (附註16(a))	- Advances to banks and other financial institutions (Note 16(a))	51	-	31,778	142,999	-	-	174,828
一持有至到期日之債務證券	- Held-to-maturity debt securities	-	215,442	780,107	5,017,897	1,039,264	-	7,052,710
		2,103,365	5,021,482	5,283,705	16,552,429	14,605,331	165,638	43,731,950
負債	Liabilities							
一銀行同業及其他金融機構之存款	- Deposits and balances of banks and other financial institutions	120,906	236,810	7,799	56,545	-	-	422,060
一客戶存款	- Deposits from customers	9,916,400	33,371,414	1,483,931	530,622	-	-	45,302,367
一已發行之存款證	- Certificates of deposit issued	-	1,130,543	873,828	2,373,461	-	-	4,377,832
		10,037,306	34,738,767	2,365,558	2,960,628	-	-	50,102,259

23. 到期分析(續)

23. MATURITY PROFILE *(CONTINUED)*

永亨銀行 The Bank 2002

		即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
資產	Assets							
一政府債券(附註12)	- Treasury bills (Note 12)	-	399,174	-	-	-	-	399,174
一定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	- Placements with banks and other financial institutions maturing between 1 and 12 months	-	685,712	83,445	-	-	-	769,157
一存款證	- Certificates of deposit held	-	-	299,960	100,000	-	-	399,960
一持作買賣用途證券(附註15)	- Trading debt securities (Note 15)	-	-	-	252,597	-	-	252,597
一客戶貸款(附註16(a))	- Advances to customers (Note 16(a))	1,932,409	2,718,010	2,548,406	8,085,745	11,526,315	42,702	26,853,587
一銀行同業及其他金融機構之貸款(附註16(a))	- Advances to banks and other financial institutions (Note 16(a))	51	-	31,778	142,999	-	-	174,828
一持有至到期日之債務證券	- Held-to-maturity debt securities	-	88,988	709,929	4,813,885	1,035,439	-	6,648,241
		1,932,460	3,891,884	3,673,518	13,395,226	12,561,754	42,702	35,497,544
負債	Liabilities							
一銀行同業及其他金融機構之存款	- Deposits and balances of banks and other financial institutions	108,871	236,810	7,799	56,545	-	-	410,025
一客戶存款	- Deposits from customers	7,746,526	24,341,311	1,029,904	138,322	-	-	33,256,063
一已發行之存款證	- Certificates of deposit issued	-	1,130,543	917,328	2,442,730	-	-	4,490,601
		7,855,397	25,708,664	1,955,031	2,637,597	-	-	38,156,689

23. 期限分析（續）

23. MATURITY PROFILE *(CONTINUED)*

		永亨銀行集團 The Group 2001						
		即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
資產	Assets							
－政府債券(附註12)	- Treasury bills (Note 12)	-	227,385	149,072	-	-	-	376,457
－定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	- Placements with banks and other financial institutions maturing between 1 and 12 months	-	2,423,459	287,810	-	-	-	2,711,269
－存款證	- Certificates of deposit held	-	-	152,899	299,915	-	-	452,814
－持作買賣用途證券（附註15）	- Trading debt securities (Note 15)	-	-	-	-	-	-	-
－客戶貸款(附註16(a))	- Advances to customers (Note 16(a))	2,295,944	3,209,071	4,381,364	10,981,672	14,427,347	219,846	35,515,244
－銀行同業及其他金融機構之貸款(附註16(a))	- Advances to banks and other financial institutions (Note 16(a))	18	-	31,772	127,086	47,657	-	206,533
－持有至到期日及非持作買賣用途之債務證券	- Held-to-maturity and non-trading debt securities	-	120,939	489,809	2,947,893	1,161,401	-	4,720,042
		2,295,962	5,980,854	5,492,726	14,356,566	15,636,405	219,846	43,982,359
負債	Liabilities							
－銀行同業及其他金融機構之存款	- Deposits and balances of banks and other financial institutions	82,848	315,317	14,815	-	-	-	412,980
－客戶存款	- Deposits from customers	8,697,513	34,663,185	2,184,208	152,857	-	-	45,697,763
－已發行之存款證	- Certificates of deposit issued	-	-	709,865	1,776,554	-	-	2,486,419
		8,780,361	34,978,502	2,908,888	1,929,411	-	-	48,597,162

23. 期限分析(續)

23. MATURITY PROFILE *(CONTINUED)*

永亨銀行
The Bank 2001

		即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
資產	Assets							
一政府債券(附註12)	- Treasury bills (Note 12)	-	149,727	149,072	-	-	-	298,799
一定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	- Placements with banks and other financial institutions maturing between 1 and 12 months	-	2,337,718	284,810	-	-	-	2,622,528
一存款證	- Certificates of deposit held	-	-	152,899	299,915	-	-	452,814
一持作買賣用途證券(附註15)	- Trading debt securities (Note 15)	-	-	-	-	-	-	-
一客戶貸款(附註16(a))	- Advances to customers (Note 16(a))	2,082,158	2,555,737	3,110,777	8,460,319	12,681,984	75,071	28,966,046
一銀行同業及其他金融機構之貸款(附註16(a))	- Advances to banks and other financial institutions (Note 16(a))	18	-	31,772	127,086	47,657	-	206,533
一持有至到期日及非持作買賣用途之債務證券	- Held-to-maturity and non-trading debt securities	-	42,965	383,063	2,433,420	1,113,192	-	3,972,640
		2,082,176	5,086,147	4,112,393	11,320,740	13,842,833	75,071	36,519,360
負債	Liabilities							
一銀行同業及其他金融機構之存款	- Deposits and balances of banks and other financial institutions	78,709	315,317	14,815	-	-	-	408,841
一客戶存款	- Deposits from customers	6,864,684	25,552,650	1,311,841	134,326	-	-	33,863,501
一已發行之存款證	- Certificates of deposit issued	-	-	709,865	1,776,554	-	-	2,486,419
		6,943,393	25,867,967	2,036,521	1,910,880	-	-	36,758,761

24. 股本 24. SHARE CAPITAL

		2002	2001
註冊股本：	Authorised:		
450,000,000股（二零零一年：450,000,000股）普通股每股港幣1元	450,000,000 (2001:450,000,000) ordinary shares of HK$1 each	450,000	450,000
實收股本：	Issued and fully paid:		
一月一日結餘	At 1st January	293,429	293,405
根據認股權計劃發行之股份	Shares issued under share option scheme	30	24
293,458,500股（二零零一年：293,428,500股）普通股每股港幣1元	293,458,500 (2001: 293,428,500) ordinary shares of HK$1 each	293,459	293,429

於二零零二年三月十日，根據認股權計劃發行之股份為30,000股，其價值為港幣708,000元。其中港幣30,000元已於股本記賬，餘數港幣678,000元則撥入股本溢價賬內。

On 10th March, 2002, options were exercised to subscribe for 30,000 ordinary shares in the Bank at a consideration of HK$708,000 of which HK$30,000 was credited to share capital and the balance of HK$678,000 was credited to the share premium account.

25. 儲備 25. RESERVES

永亨銀行集團
The Group 2002

		股本溢價賬 Share premium	資本儲備 Capital reserve	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零二年一月一日結餘	At 1st January, 2002								
－往年報告	- as previously reported	329,999	215,909	2,100,178	321,000	(866)	769	2,784,883	5,751,872
－往年短期僱員福利之調整	- prior year adjustment in respect of short-term employee benefit	-	-	-	-	-	-	(13,290)	(13,290)
－重報	- as restated	329,999	215,909	2,100,178	321,000	(866)	769	2,771,593	5,738,582
換算調整	Exchange adjustments	-	-	23	-	-	-	-	23
根據認股權計劃發行之新股	Shares issued under share option scheme	678	-	-	-	-	-	-	678
因出售非持作買賣用途證券而實現之虧損	Realised loss on disposal of non-trading securities	-	-	-	-	176	-	-	176
重估之溢利	Profit on revaluation	-	-	-	-	655	-	-	655
已派股息	Dividends paid	-	-	-	-	-	-	(358,019)	(358,019)
年內溢利	Profit for the year	-	-	-	-	-	-	680,747	680,747
二零零二年十二月三十一日結餘	At 31st December, 2002	330,677	215,909	2,100,201	321,000	(35)	769	3,094,321	6,062,842

25. 儲備（續）

25. RESERVES (CONTINUED)

		永亨銀行 The Bank 2002						
		股本溢價賬 Share premium	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零二年一月一日結餘	At 1st January, 2002							
－往年報告	- as previously reported	329,999	1,802,374	321,000	(1,574)	769	2,193,344	4,645,912
－往年短期僱員福利之調整	- prior year adjustment in respect of short-term employee benefit	-	-	-	-	-	(13,290)	(13,290)
－重報	- as restated	329,999	1,802,374	321,000	(1,574)	769	2,180,054	4,632,622
根據認股權計劃發行之新股	Shares issued under share option scheme	678	-	-	-	-	-	678
因出售非持作買賣用途證券而實現之虧損	Realised loss on disposal of non-trading securities	-	-	-	175	-	-	175
重估之虧損	Losses on revaluation	-	-	-	(429)	-	-	(429)
已派股息	Dividends paid	-	-	-	-	-	(358,019)	(358,019)
年內溢利（附註7）	*Profit for the year (Note 7)*	-	-	-	-	-	555,478	555,478
二零零二年十二月三十一日結餘	At 31st December, 2002	330,677	1,802,374	321,000	(1,828)	769	2,377,513	4,830,505

25. 儲備（續） 25. RESERVES *(CONTINUED)*

永亨銀行集團
The Group 2001
（重報）
(restated)

		股本溢價賬 Share premium	資本儲備 Capital reserve	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappropriated profits	合計 Total
二零零一年一月一日結餘	At 1st January, 2001								
－往年報告	– as previously reported	329,667	215,423	2,100,214	321,000	42,463	769	2,362,840	5,372,376
－往年短期僱員福利之調整	– prior year adjustment in respect of short-term employee benefit	–	–	–	–	–	–	(11,772)	(11,772)
－重報	– as restated	329,667	215,423	2,100,214	321,000	42,463	769	2,351,068	5,360,604
換算調整	Exchange adjustments	–	–	(36)	–	–	–	–	(36)
根據認股權計劃發行之新股	Share issued under share option scheme	332	–	–	–	–	–	–	332
儲備賬撥入／（撥出）	Transfer to/(from) reserves	–	486	–	–	–	–	(486)	–
因出售非持作買賣用途證券而實現之收益	Realised profit on disposal of non-trading securities	–	–	–	–	(26,023)	–	–	(26,023)
重估之虧損	Losses on revaluation	–	–	–	–	(17,306)	–	–	(17,306)
已派股息	Dividends paid	–	–	–	–	–	–	(357,982)	(357,982)
年內溢利	Profit for the year								
－往年報告	– as previously reported	–	–	–	–	–	–	780,511	780,511
－往年短期僱員福利之調整	– prior year adjustment in respect of short-term employee benefit	–	–	–	–	–	–	(1,518)	(1,518)
－重報	– as restated	–	–	–	–	–	–	778,993	778,993
二零零一年十二月三十一日結餘	At 31st December, 2001	329,999	215,909	2,100,178	321,000	(866)	769	2,771,593	5,738,582

25. 儲備（續）

25. RESERVES *(CONTINUED)*

永亨銀行
The Bank 2001
(重報)
(restated)

		股本溢價賬 Share premium	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappropriated profits	合計 Total
二零零一年一月一日結餘	At 1st January, 2001							
－往年報告	- as previously reported	329,667	1,802,374	321,000	(46)	769	1,847,137	4,300,901
－往年短期僱員福利之調整	- prior year adjustment in respect of short-term employee benefit	-	-	-	-	-	(11,772)	(11,772)
－重報	- as restated	329,667	1,802,374	321,000	(46)	769	1,835,365	4,289,129
根據認股權計劃發行之新股	Share issued under share option scheme	332	-	-	-	-	-	332
重估之虧損	Losses on revaluation	-	-	-	(1,528)	-	-	(1,528)
已派股息	Dividends paid	-	-	-	-	-	(357,982)	(357,982)
年內溢利	Profit for the year							
－往年報告	- as previously reported	-	-	-	-	-	704,189	704,189
－往年短期僱員福利之調整	- prior year adjustment in respect of short-term employee benefit	-	-	-	-	-	(1,518)	(1,518)
－重報(附註7)	- as restated (Note 7)	-	-	-	-	-	702,671	702,671
二零零一年十二月三十一日結餘	At 31st December, 2001	329,999	1,802,374	321,000	(1,574)	769	2,180,054	4,632,622

本集團於二零零二年十二月三十一日之盈餘滾存包括應佔聯營公司之累計虧損為港幣29,076,000元（二零零一年：港幣21,229,000元）。

The Group's unappropriated profits as at 31st December, 2002 included the accumulated losses of HK$29,076,000 (2001: HK$21,229,000) of the associated companies.

股份溢價賬目及股本贖回儲備賬目的運用，受香港《公司條例》第48B及49H條所規定。

The application of the share premium account and the capital redemption reserve is governed by Section 48B and 49H of the Hong Kong Companies Ordinance.

25. 儲備（續）

一般儲備包括保留溢利轉賬及海外業務換算差額按附註2(i)入賬。資本儲備包括往年附屬公司發行紅股而引致保留溢利資本化及澳門永亨銀行按澳門法例規定之法定儲備。重估儲備乃重估行址及非持作買賣用途證券之差額按附註2(j)及(k)入賬。

資本儲備，銀行行址重估儲備，投資重估儲備及股本購回儲備並非已實現之利潤，屬不可派發。

本行及從事銀行業務之附屬公司，因需按經營所在地之監管要求維持最低資本充足比率而可能對可派予股東之保留溢利構成限制。

25. RESERVES *(CONTINUED)*

The general reserve was set up from the transfer of retained earnings and exchange differences arising from translation of the accounts of overseas branches and subsidiaries (note 2(i)). The capital reserve comprises retained earnings capitalised on the issue of bonus shares by subsidiaries in previous years and a legal reserve established by Banco Weng Hang, S.A. in accordance with regulations in Macau. Revaluation reserves have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of premises and non-trading securities (notes 2(j) and (k)).

Capital reserve, bank premises revaluation reserve, investment revaluation reserve and capital redemption reserve do not represent realised profits and are not available for distribution.

The Bank and its financial subsidiaries operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios and which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

26. 資產負債表以外之風險承擔

(a) 或然債務及承擔

以下為每項或然債務及承擔重大類別之約定金額概要：

26. OFF-BALANCE SHEET EXPOSURES

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2002	2001	**2002**	2001
直接信貸替代	Direct credit substitutes	**847,709**	398,317	**640,852**	239,043
交易有關之或然債務	Transaction-related contingencies	**42,760**	17,766	**357,906**	17,766
貿易有關之或然債務	Trade-related contingencies	**981,949**	1,156,627	**868,767**	1,028,989
其他承擔：	Other commitments :				
原到期日一年以下者或可無條件取消者	With an original maturity of under 1 year or which are unconditionally cancellable	**6,050,289**	3,362,729	**6,140,897**	3,117,990
原到期日一年及以上者	With an original maturity of 1 year and over	**542,950**	347,833	**436,534**	344,897
其他	Others	**30,779**	21,988	**30,779**	21,988
合計（附註28(b)）	Total (Note 28(b))	**8,496,436**	5,305,260	**8,475,735**	4,770,673

26. 資產負債表以外之風險程度 (續)

(b) 衍生工具

衍生工具指財務合約，其價值視乎所涉及的資產或指數而定。

以下為每項衍生工具重大類別之名義金額。

26. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives.

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2002	2001	2002	2001
滙率合約	Exchange rate contracts				
遠期合約－買賣用途	Forwards – trading	7,290,915	7,112,978	7,712,734	7,699,932
遠期合約－對冲用途	Forwards – hedging	2,991,030	2,148,760	2,991,030	2,148,760
購入期權－買賣用途	Option purchased – trading	196,641	–	196,641	–
沽出期權－買賣用途	Option written – trading	196,641	–	196,641	–
滙率合約總額	Total exchange rate contracts	10,675,227	9,261,738	11,097,046	9,848,692
利率合約	Interest rate contracts				
掉期合約－買賣用途	Swaps – trading	1,052,910	–	1,052,910	–
掉期合約－對冲用途	Swaps – hedging	10,275,673	2,988,032	10,450,673	2,988,032
利率合約總額	Total interest rate contracts	11,328,583	2,988,032	11,503,583	2,988,032
		22,003,810	12,249,770	22,600,629	12,836,724

買賣交易包括為執行客戶買賣指令或對冲此等持倉交易而持有的金融工具盤。

The trading transactions include positions arising from the execution of trade orders from customers or transactions taken to hedge these positions.

上列資產負債表以外之風險程度之重置成本及信貸風險加權金額如下。這些金額並未計及雙邊淨額安排的影響。

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

26. 資產負債表以外之風險程度(續) 26. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(b) 衍生工具(續) *(b) Derivatives (continued)*

	永亨銀行集團 The Group 2002 重置成本 Replacement cost	2002 信貸風險加權金額 Credit risk weighted amount	2001 重置成本 Replacement cost	2001 信貸風險加權金額 Credit risk weighted amount
或然債務及承擔 Contingent liabilities and commitments	N/A	1,069,415	N/A	639,978
匯率合約 Exchange rate contracts	32,780	45,634	27,674	38,199
利率合約 Interest rate contracts	113,276	26,229	24,047	7,407
	146,056	1,141,278	51,721	685,584

	永亨銀行 The Bank 2002 重置成本 Replacement cost	2002 信貸風險加權金額 Credit risk weighted amount	2001 重置成本 Replacement cost	2001 信貸風險加權金額 Credit risk weighted amount
或然債務及承擔 Contingent liabilities and commitments	N/A	1,121,103	N/A	513,943
匯率合約 Exchange rate contracts	32,383	43,939	27,593	38,100
利率合約 Interest rate contracts	113,276	26,404	24,047	7,407
	145,659	1,191,446	51,640	559,450

上表提供資產負債表以外各類交易之合約或名義本金額、重置成本及信貸風險加權金額等。此等金額根據香港金融管理局指引而估算，亦視乎交易對手之信譽及期限特性而定。香港金融管理局之指引實施了巴塞爾協議中有關資本充足之規定。

The tables above give the contractual or notional amounts, replacement cost and credit risk weighted amounts of off-balance sheet transactions. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics.

或然債務及承擔方面之風險加權幅度由0%至100%不等，而匯率及利率合約之風險加權幅度由0%至50%不等。合約之重置成本代表所有以市值記賬之正數值合約資產。信貸風險加權金額乃根據銀行條例附表三伸算。

The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate and interest rate contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market. The credit risk weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

26. 資產負債表以外之風險程度（續）

(b) 衍生工具（續）

或然債務及承擔均屬信貸有關工具，並包括承兌項目、信用證及為提供信貸而提供之擔保及承擔。約定金額乃指假如合約被悉數取用而客戶又拖欠不還時所涉及之風險金額。由於大部份擔保及承擔預料直至期滿止均不會被取用，合約金額總數並不代表未來之現金需求。

資產負債表以外之金融工具乃來自本集團及本銀行在外匯、利率及股票等市場內所進行之遠期、掉期及期權等交易。

此等工具之名義金額顯示於結算當日尚未完成之交易數量，但並不代表風險數額。

(c) 資本承擔

於十二月三十一日為購置物業及設備而並未在賬項中作出準備之資本承擔如下：

26. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(b) Derivatives (continued)

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets.

The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

(c) Capital commitments

Capital commitments for acquisition of property and equipment outstanding at 31st December not provided for in the accounts were as follows:

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2002	2001	2002	2001
已核准及簽訂合約之開支 Expenditure authorised and contracted for	19,963	123	6,801	–
已核准惟未簽訂合約之開支 Expenditure authorised but not contracted for	–	12,621	–	–
	19,963	12,744	6,801	–

27. 營業溢利與來自營業活動之淨現金流入對賬表

27. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

		2002	2001 （重報） (restated)
營業溢利	Operating profit	774,123	868,373
折舊	Depreciation	50,118	46,875
商譽攤銷	Amortisation of goodwill	581	582
已付利得稅	Profits tax paid	(76,993)	(161,881)
原本期限為三個月或以上之政府債券（增加）/減少	(Increase)/decrease in treasury bills with original maturity of three months or more	(29,618)	810,701
原本期限為三個月或以上之定期存放銀行同業及其他金融機構款項減少	Decrease in placements with banks and other financial institutions with original maturity of three months or more	1,070,918	1,437,438
扣除準備後之貿易票據增加	Increase in trade bills less provision	(32,024)	(53,776)
存款證減少/（增加）	Decrease/(increase) in certificates of deposit held	46,444	(313,984)
持作買賣用途證券增加	Increase in trading securities	(252,881)	(6,542)
扣除準備後之客戶貸款及其他賬項減少/（增加）	Decrease/(increase) in advances to customers and other accounts less provision	1,157,043	(1,900,465)
銀行同業及其他金融機構之存款（減少）/增加	(Decrease)/increase in deposits and balances of banks and other financial institutions	(28,978)	137,147
客戶之存款減少	Decrease in deposits from customers	(395,396)	(235,308)
已發行存款證增加	Increase in certificates of deposit issued	1,891,413	397,851
其他賬項及準備增加/（減少）	Increase/(decrease) in other accounts and provision	225,570	(190,817)
來自營業活動之淨現金流入	Net cash inflow from operating activities	4,400,320	836,194

28. 分項報告

28. SEGMENT REPORTING

(a) 業務分類

(a) Business segments

零售銀行業務包括接受存款、住宅樓宇按揭、租賃貸款及私人貸款業務。

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

企業銀行業務包括工商業貸款、貿易融資及機構銀行業務。

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

財資業務包括外滙買賣、證券投資及交易買賣。

Treasury activities include foreign exchange services, management of investment securities and trading activities.

其他業務包括保險業務、股票買賣服務及退休福利計劃服務。

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

未分類的業務項目主要包括股東資金、行址投資、物業投資及其他未能合理分配予特定業務分類的業務活動。

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

28. 分項報告(續)

(a) 業務分類(續)

28. SEGMENT REPORTING *(CONTINUED)*

(a) Business segments (continued)

		永亨銀行集團 The Group 2002						
		零售銀行業務 Retail banking	企業銀行業務 Corporate banking	財資業務 Treasury	其他業務 Other	未分類業務 Unallocated	跨業務收支抵銷 Inter-segment elimination	合計 Total
淨利息收入	Net interest income	959,689	329,321	120,410	1,484	61,314	-	1,472,218
其他營業收入	Other operating income	197,138	71,510	36,287	34,809	25,669	-	365,413
跨業務收入	Inter-segment income	-	-	-	-	39,137	(39,137)	-
營業收入	Operating income	1,156,827	400,831	156,697	36,293	126,120	(39,137)	1,837,631
營業支出	Operating expenses	(433,650)	(73,237)	(17,166)	(26,013)	(45,436)	-	(595,502)
跨業務支出	Inter-segment expenses	(34,437)	(1,679)	(392)	(2,629)	-	39,137	-
扣除準備金前之營業溢利	Operating profit before provisions	688,740	325,915	139,139	7,651	80,684	-	1,242,129
呆壞賬準備	Charge for bad and doubtful debts	(300,100)	(167,906)	-	-	-	-	(468,006)
營業溢利	Operating profit	388,640	158,009	139,139	7,651	80,684	-	774,123
重估投資物業及出售有形固定資產之虧損	Losses on revaluation of investment properties and disposal of tangible fixed assets	(499)	(22)	-	(67)	(14,581)	-	(15,169)
出售持有至到期日證券及非持作買賣用途證券之溢利/(虧損)	Profits/(losses) on disposal of held-to-maturity and non-trading securities	(2,494)	-	53,879	(68)	-	-	51,317
持有至到期日證券之準備金撥備	Provisions made for held-to-maturity securities	-	-	(21,028)	-	-	-	(21,028)
正常業務的溢利	Profit on ordinary activities	385,647	157,987	171,990	7,516	66,103	-	789,243
應佔聯營公司之淨虧損	Share of net losses in associated companies	-	-	-	(7,847)	-	-	(7,847)
除稅前溢利/(虧損)	Profit/(loss) before taxation	385,647	157,987	171,990	(331)	66,103	-	781,396
折舊(附註4(c))	Depreciation (Note 4(c))	25,777	928	479	1,100	21,834	-	50,118
分項資產	Segment assets	25,117,874	15,086,573	8,138,657	23,988	8,684,177	-	57,051,269
聯營公司投資	Investments in associated companies	-	-	-	56,924	-	-	56,924
總資產	Total assets	25,117,874	15,086,573	8,138,657	80,912	8,684,177	-	57,108,193
總負債	Total liabilities	45,707,476	274,300	147,800	8,100	4,593,231	-	50,730,907
資本支出	Capital expenditure	40,221	710	1,499	534	62,284	-	105,248

28. 分項報告(續) 28. SEGMENT REPORTING *(CONTINUED)*

(a) 業務分類(續) *(a) Business segments (continued)*

永亨銀行集團
The Group
(重報)
(restated)
2001

		零售銀行業務 Retail banking	企業銀行業務 Corporate banking	財資業務 Treasury	其他業務 Other	未分類業務 Unallocated	跨業務收支抵銷 Inter-segment elimination	合計 Total
淨利息收入	Net interest income	956,116	310,894	69,579	2,393	178,040	-	1,517,022
其他營業收入	Other operating income	187,950	73,862	42,071	41,480	17,686	-	363,049
跨業務收入	Inter-segment income	-	-	-	-	36,007	(36,007)	-
營業收入	Operating income	1,144,066	384,756	111,650	43,873	231,733	(36,007)	1,880,071
營業支出	Operating expenses	(447,199)	(72,144)	(17,356)	(30,725)	(21,270)	-	(588,694)
跨業務支出	Inter-segment expenses	(31,619)	(1,611)	(333)	(2,444)	-	36,007	-
扣除準備金前之營業溢利	Operating profit before provisions	665,248	311,001	93,961	10,704	210,463	-	1,291,377
呆壞賬準備	Charge for bad and doubtful debts	(246,408)	(176,596)	-	-	-	-	(423,004)
營業溢利	Operating profit	418,840	134,405	93,961	10,704	210,463	-	868,373
重估投資物業及出售有形固定資產之溢利/(虧損)	Gains/(losses) on revaluation of investment properties and disposal of tangible fixed assets	(502)	107	(1)	-	6,618	-	6,222
出售持有至到期日證券及非持作買賣用途證券之溢利	Profits on disposal of held-to-maturity and non-trading securities	-	-	5,218	26,033	225	-	31,476
持有至到期日證券之準備金回撥	Provisions written back for held-to-maturity securities	-	-	4,367	-	-	-	4,367
正常業務的溢利	Profit on ordinary activities	418,338	134,512	103,545	36,737	217,306	-	910,438
應佔聯營公司之淨虧損	Share of net losses in associated companies	-	-	-	(21,229)	-	-	(21,229)
除稅前溢利	Profit before taxation	418,338	134,512	103,545	15,508	217,306	-	889,209
折舊(附註4(c))	Depreciation (Note 4(c))	24,936	854	443	982	19,660	-	46,875
分項資產	Segment assets	25,502,631	15,260,286	4,305,833	29,696	9,902,375	-	55,000,821
聯營公司投資	Investments in associated companies	-	-	-	60,771	-	-	60,771
總資產	Total assets	25,502,631	15,260,286	4,305,833	90,467	9,902,375	-	55,061,592
總負債	Total liabilities	45,560,410	261,400	171,500	9,000	3,005,391	-	49,007,701
資本支出	Capital expenditure	34,900	695	162	3,295	231,224	-	270,276

28. 分項報告 (續)

(b) 區域分項

區域分項資料乃按附屬公司主要營業所在地劃分，或按負責匯報業績或將資產入賬之本銀行分行所在地而劃分。

28. SEGMENT REPORTING *(CONTINUED)*

(b) Geographical segments

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

永亨銀行集團
The Group
2002

		香港 Hong Kong	澳門 Macau	其他 Other	減：跨區域收支抵銷 Less: inter-segment elimination	合計 Total
二零零二年十二月三十一日	As at 31st December 2002					
總營業收入	Total operating income	1,677,875	237,101	70,475	(147,820)	1,837,631
除稅前溢利	Profit before taxation	695,942	142,810	30,023	(87,379)	781,396
總資產	Total assets	56,355,727	8,484,892	6,951,234	(14,683,660)	57,108,193
總負債	Total liabilities	50,494,582	7,853,455	6,693,000	(14,310,130)	50,730,907
或然債務及承擔 (附註26(a))	Contingent liabilities and commitments (Note 26(a))	8,425,820	690,084	107,102	(726,570)	8,496,436
資本支出	Capital expenditure	85,282	19,282	684	-	105,248

永亨銀行集團
The Group
2001
(重報)
(restated)

		香港 Hong Kong	澳門 Macau	其他 Other	減：跨區域收支抵銷 Less: inter-segment elimination	合計 Total
二零零一年十二月三十一日	As at 31st December 2001					
總營業收入	Total operating income	1,761,863	231,209	56,950	(169,951)	1,880,071
除稅前溢利	Profit before taxation	834,444	138,824	41,199	(125,258)	889,209
總資產	Total assets	53,919,307	7,985,385	6,711,467	(13,554,567)	55,061,592
總負債	Total liabilities	48,297,308	7,416,268	6,475,676	(13,181,551)	49,007,701
或然債務及承擔 (附註26(a))	Contingent liabilities and commitments (Note 26(a))	4,777,353	495,704	86,343	(54,140)	5,305,260
資本支出	Capital expenditure	257,660	12,037	579	-	270,276

29. 貸予董事及高級職員貸款

遵照香港《公司條例》第161B(4B)節規定，貸予董事及高級職員之貸款詳情如下：

29. LOANS TO OFFICERS

Particulars of loans to officers disclosed pursuant to section 161B(4B) of the Hong Kong Companies Ordinance are as follows:

		2002	2001
於十二月三十一日之貸款總數	Aggregate amount of relevant loans outstanding at 31st December	913	1,388
全年貸款最高總數	The maximum aggregate amount of relevant loans outstanding during the year	1,388	1,833

30. 關連人士交易

(a) 本年度內，本集團與本銀行之主要股東美國紐約銀行集團及其附屬公司之交易，均按一般正常業務及商業條件進行。本年度內之收支及於年終之資產負債表及資產負債表以外之結餘詳列如下：

30. RELATED PARTY TRANSACTIONS

(a) During the year, transactions with The Bank of New York Company Inc. ("BNY"), a substantial shareholder of the Bank, or its subsidiaries were entered into by the Group in the ordinary course of business and on normal commercial terms. The income and expense for the year and on-balance sheet and off-balance sheet outstandings at the year end are:

(i) 收入及支出 / Income and expense

		2002	2001
利息收入	Interest income	1,068	2,967
利息支出	Interest expense	949	1,450

(ii) 十二月三十一日資產負債表結餘 / On-balance sheet outstanding at 31st December

		2002	2001
現金及短期資金	Cash and short-term funds	22,208	22,296
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	50,856	64,408

(iii) 十二月三十一日資產負債表以外結餘 / Off-balance sheet outstanding at 31st December

		2002	2001
匯率合約	Exchange rate contracts		
合約金額	Contract amount	102,020	155,946
重置成本	Replacement Cost	602	-
信貸風險加權金額	Credit risk weighted amount	324	312

(iv) 於一九九九年八月二十七日及二零零二年九月十九日，本銀行與美國紐約銀行集團簽署兩項授權協議，根據此項協議，本銀行將提供一項有關證券化交易之支援服務。

於二零零二年，本銀行已總共收取港幣397,000元(二零零一年：港幣245,000元)服務費。本銀行將按年收取費用至此兩項合約終止。

(iv) On 27th August, 1999 and 19th September, 2002, the Bank entered into two Delegation Agreements with BNY pursuant to which the Bank agreed to provide various back-up support services to BNY in connection with a securitisation transaction undertaken by BNY.

In 2002, the Bank received from BNY a total service fee of HK$397,000 (2001: HK$245,000) and will continue to receive further service fees on an annual basis during the term of two Delegation Agreements.

30. 關連人士交易(續)

(b) 於一九九五年六月三十日，本銀行擁有百分之六十五股權之附屬公司永亨蘇黎世保險有限公司(「永蘇保險」)與蘇黎世保險有限公司(「蘇黎世保險」)之全資附屬公司瑞泰保險管理(香港)有限公司(「瑞泰保險」)簽署一項管理合約。根據此項管理合約瑞泰保險將負責永蘇保險有關保險業務之管理工作。蘇黎世保險為永蘇保險之主要股東，佔該公司已發行股本百分之三十五。根據此項管理合約，永蘇保險付予瑞泰保險港幣1,559,000元(二零零一年：港幣1,942,000元)管理費用。此項費用乃按所收之保險費及純利而釐定。於二零零三年一月三十日，雙方同意將管理合約延至二零零四年十二月三十一日終止，但雙方可經六個月通知後提前解約。此項重訂費用為固定收費及按所收保險費之百分率而釐定。

30. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(b) On 30th June, 1995, Wing Hang Zurich Insurance Company Limited ("WHZ Insurance"), a 65 percent owned subsidiary of the Bank, entered into a Management Agreement with Swiss Insurance Management (Hong Kong) Limited ("Swiss Insurance"), a wholly own subsidiary of Zurich Insurance Limited ("Zurich Insurance") pursuant to which Swiss Insurance has been appointed as manager of WHZ Insurance in connection with the conduct by WHZ Insurance of its insurance business. Zurich Insurance is a substantial shareholder of WHZ Insurance holding 35 percent of WHZ Insurance's issued share capital. Under the Management Agreement, WHZ Insurance paid to Swiss Insurance an amount of HK$1,559,000 (2001: HK$1,942,000), being the contractual management fees based on gross premium. On 30th January, 2003, the Management Agreement has been extended for two years and will end on 31st December, 2004 but can be terminated by either party on six months' notice. The revised management fee will be based on a fixed fee plus a certain percentage of gross written premiums received.

31. 僱員福利

(a) 退休福利計劃

退休福利成本(附註4(c))

根據香港《強制性公積金計劃條例》及澳門當地的守則，本集團已於二零零零年十二月一日及二零零一年一月三日，分別為本港及澳門之僱員提供界定供款計劃。該等計劃之成本將計入該年度之損益表內，而計劃之資產均與本集團之資產分開持有。至於因員工離職而不能獲得全數的僱主自願性供款，其剩下的結餘將撥歸本集團。

31. STAFF BENEFITS

(a) Retirement schemes

	2002	2001
Retirement benefit costs (Note 4(c))	30,432	32,148

A defined contribution scheme was established on 1st December, 2000 to cover all qualifying employees in Hong Kong in accordance with the Hong Kong Mandatory Provident Fund Schemes Ordinance. In addition, a defined contribution scheme was established on 3rd January, 2001 to cover all qualifying employees in Macau at various funding rates, in accordance with the local practice and requirements. The costs of the two new schemes are charged to the profit and loss account for the year and the assets of these schemes are held separately from the Group. Any forfeiture amount is refunded to the Group when the member leaves employment prior to vesting fully of the employer's voluntary contributions.

31. 僱員福利（續）

(b) 股份獎勵福利

根據已批准之認股權計劃，董事會獲授權可決定給予行政人員認股權以購入本銀行股份，作為對僱員的獎勵。二零零一年九月一日之前，認購價為認股權授予日期前五個營業日於香港聯合交易所有限公司（「聯交所」）之平均收市價的百分之八十。二零零一年九月一日之後，認購價須至少為股份於授予日在聯交所之收市價，該日必須為營業日，及股份於授予日前五個營業日在聯交所的平均收市價，兩者中的較高者。

31. STAFF BENEFITS *(CONTINUED)*

(b) Equity compensation benefits

Pursuant to the approved Share Option Scheme, the directors are authorised, at their discretion, to invite certain executives, to take up options to purchase ordinary shares in the Bank as incentive to them. Prior to 1st September, 2001, the option price was 80% of the average last dealt price on The Stock Exchange of Hong Kong Limited ("SEHK") on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the option price should be at least the higher of the closing price of the shares on the SEHK on the date of the grant, which must be a trading day, and the average closing price of the shares on the SEHK for the five business days immediately preceding the date of grant.

(i) 認股權變更 / Movements in share options

		2002 股份數目 Number of shares	2001 股份數目 Number of shares
一月一日結餘	At 1st January	**512,000**	126,000
已發行	Issued	**290,000**	410,000
已行使	Exercised	**(30,000)**	(24,000)
十二月三十一日結餘	At 31st December	**772,000**	512,000

(ii) 於資產負債表結餘日之未到期及未行使的認股權摘要 / Terms of unexpired and unexercised share options at balance sheet date

授予認股權日期 Date of options granted	認購價 Option price	二零零二年十二月三十一日 31st December 2002 股份數目 Number of shares	二零零一年十二月三十一日 31st December 2001 股份數目 Number of shares
10/3/1994	HK$14.83	**102,000**	102,000
10/3/2001	HK$23.60	**380,000**	410,000
15/3/2002	HK$26.30	**290,000**	-
		772,000	512,000

此等認股權可於授予日第一週年起至第十週年內行使。

The options granted under the Scheme will be exercisable between the first and the tenth anniversaries of the date of grant.

31. 僱員福利 (續)

(b) 股份獎勵福利 (續)

(iii) 於年內授予的認股權代價均為港幣1元

31. STAFF BENEFITS *(CONTINUED)*

(b) Equity compensation benefits (continued)

(iii) Details of share options granted during the year, all of which were granted with HK$1.00 consideration

行使期間 Exercise period	認購價 Option price	2002 股份數目 Number of shares	2001 股份數目 Number of shares
10/3/2002-9/3/2011	HK$23.60	-	410,000
15/3/2003-14/3/2012	HK$26.30	290,000	-
		290,000	410,000

(iv) 於年內行使的認股權之詳情

(iv) Details of share options exercised during the year

行使日期 Exercise date	認購價 Option price	股份於行使前一日之每股加權平均收市價 Weighted average closing price per share at preceding day before exercise date	所得收入 Proceeds received	2002 股份數目 Number of shares	2001 股份數目 Number of shares
11/1/2001	HK$14.83	HK$31.00	HK$356,000	-	24,000
20/3/2002	HK$23.60	HK$27.00	HK$708,000	30,000	-
				30,000	24,000

32. 比較數字

由於某些會計政策的項目有所變更，故若干比較數字已改列，詳情載於附註3。

32. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of change in accounting policy for certain items, details of which are set out in note 3.

33. 賬項通過

本賬項已於二零零三年三月十三日經董事會通過及授權發佈。

33. APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Board of Directors on 13th March, 2003.

未經審核補充財務資料
Unaudited Supplementary Financial Information

(以港幣千元位列示，內文另註除外。)

(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

(a) 資本充足及流動資金比率
(i) 資本充足比率

(a) CAPITAL ADEQUACY AND LIQUIDITY RATIOS
(i) Capital adequacy ratio

		永亨銀行集團 The Group 2002	2001 (重報) (restated)
核心資本	Core capital		
繳足股款的普通股股本	Paid up ordinary share capital	**293,459**	293,429
股本溢價賬	Share Premium	**330,677**	329,999
儲備	Reserves	**4,776,965**	4,334,105
其他	Others	**161,164**	442,886
		5,562,265	5,400,419
可計算的附加資本	Eligible supplementary capital		
土地及土地權益價值重估的儲備	Reserves on revaluation of land and interests in land	**224,700**	224,700
重估非持作買賣用途證券之未實現虧損	Unrealised loss on revaluation of non-trading securities	**(1,828)**	(1,574)
一般呆賬準備金	General provisions for doubtful debts	**351,065**	361,124
		573,937	584,250
扣減前的資本基礎總額	Total capital base before deductions	**6,136,202**	5,984,669
資本基礎總額的扣減項目	Deductions from total capital base	**(199,135)**	(198,379)
扣減後的資本基礎總額	Total capital base after deductions	**5,937,067**	5,786,290
十二月三十一日未經調整及調整後之資本充足比率	Unadjusted and adjusted capital adequacy ratio at 31st December	**16.5%**	16.5%

未經調整之資本充足比率為本銀行及部份附屬公司根據香港銀行條例附表三及香港金融管理局為監管而要求之綜合基準計算。調整後資本充足比率之計算，是根據香港金融管理局發出之監管政策手冊內有關《就市場風險維持充足資本》的要求，計入在結算日的市場風險。所根據的綜合基準與未經調整之資本充足比率相同。

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority ("HKMA") for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance. The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with module on "Maintenance of Adequate Capital Against Market Risks" under Supervisory Policy Manual issued by the HKMA.

(a) 資本充足及流動資金比率(續)
(ii) 全年平均流動資金比率

(a) CAPITAL ADEQUACY AND LIQUIDITY RATIOS *(CONTINUED)*
(ii) Average liquidity ratio for the year

		永亨銀行集團 The Group	
		2002	2001
全年平均流動資金比率	Average liquidity ratio for the year	**42.4%**	45.3%

全年平均流動資金比率乃根據香港銀行條例附表四計算。此比率為與香港金融管理局協議包括所有海外分行、香港辦事處及附屬公司而計算。

The average liquidity ratio for the year includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

(b) 客戶貸款－行業分類

客戶貸款之行業類別是按該等貸款之用途分類及未減除任何準備。

(b) ADVANCES TO CUSTOMERS – BY INDUSTRY SECTORS

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

		永亨銀行集團 The Group		差幅 Change
		2002	2001	%
在香港使用之貸款	***Loans for use in Hong Kong***			
工業、商業及金融	Industrial, commercial and financial			
－物業發展	– Property development	**441,002**	334,797	31.7
－物業投資	– Property investment	**6,064,948**	5,645,037	7.4
－財務機構	– Financial concerns	**606,082**	562,746	7.7
－股票經紀	– Stockbrokers	**245,272**	259,047	-5.3
－批發與零售業	– Wholesale and retail trade	**746,442**	868,411	-14.0
－製造業	– Manufacturing	**814,887**	968,820	-15.9
－運輸與運輸設備	– Transport and transport equipment	**1,967,964**	1,619,465	21.5
－股票有關之貸款	– Share financing	**206,776**	255,709	-19.1
－其他	– Others	**2,656,110**	2,893,668	-8.2
個人	Individuals			
－購買「居者有其屋」、「私人機構參建居屋計劃」及「租者置其屋計劃」樓宇之貸款	– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**658,613**	722,890	-8.9
－購買其他住宅物業之貸款	– Loans for the purchase of other residential properties	**9,544,144**	10,799,639	-11.6
－信用咭貸款	– Credit card advances	**310,711**	463,121	-32.9
－其他	– Others	**2,767,306**	2,833,500	-2.3
貿易融資	***Trade finance***	**1,670,226**	1,575,554	6.0
在香港以外使用之貸款	***Loans for use outside Hong Kong***			
－澳門	– Macau	**3,533,947**	3,340,498	5.8
－其他	– Others	**2,182,870**	2,372,342	-8.0
		34,417,300	35,515,244	-3.1

(c) 客戶貸款、不履行貸款及逾期貸款－地理分類

地理分類資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

(c) ADVANCES TO CUSTOMERS, NON-PERFORMING LOANS AND OVERDUE ADVANCES – BY GEOGRAPHICAL AREA

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

		永亨銀行集團 The Group 2002		
		客戶貸款 Total advances to customers	不履行貸款 Non-performing loans	過期三個月以上之貸款 Overdue advances for over three months
香港	Hong Kong	29,295,688	782,028	487,981
澳門	Macau	3,654,356	135,726	227,861
中華人民共和國	People's Republic of China	481,998	3,659	2,020
其他	Others	985,258	1,372	1,372
		34,417,300	922,785	719,234

		永亨銀行集團 The Group 2001		
		客戶貸款 Total advances to customers	不履行貸款 Non-performing loans	過期三個月以上之貸款 Overdue advances for over three months
香港	Hong Kong	29,432,277	1,173,746	740,417
澳門	Macau	3,459,865	159,879	145,641
中華人民共和國	People's Republic of China	1,875,900	16,170	33,512
其他	Others	747,202	-	25
		35,515,244	1,349,795	919,595

(d) 過期及重定還款期之資產

(i) 過期及重定還款期之貸款

(d) OVERDUE AND RESCHEDULED ASSETS

(i) Overdue and rescheduled advances

		永亨銀行集團 The Group			
		2002		2001	
		金額 Amount	佔貸款總額之百分比 % of total advances	金額 Amount	佔貸款總額之百分比 % of total advances
已過期之客戶貸款	Gross advances to customers which have been overdue for				
三個月以上至六個月	6 months or less but over 3 months	192,245	0.56	291,684	0.82
六個月以上至一年	1 year or less but over 6 months	293,415	0.85	250,786	0.71
一年以上	Over 1 year	233,574	0.68	377,125	1.06
		719,234	2.09	919,595	2.59
所持抵押品金額	Amount of collateral held	796,416		731,631	
有抵押貸款數額	Secured balance	542,165		646,525	
無抵押貸款數額	Unsecured balance	177,069		273,070	
特殊準備	Specific provisions	167,168		182,777	
重定還款期之客戶貸款	Rescheduled advances	316,455	0.92	478,625	1.35

於二零零一年十二月三十一日及二零零二年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中並無過期三個月以上及重定還款期之貸款。

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 31st December 2002 and 31st December 2001.

(ii) 其他過期資產

(ii) Other overdue assets

		永亨銀行集團 The Group			
		2002		2001	
		債務證券 Debt securities	貿易票據 Trade bills	債務證券 Debt securities	貿易票據 Trade bills
已過期之其他資產	Other assets which have been overdue for				
三個月以上至六個月	6 months or less but over 3 months	-	2,328	-	2,011
六個月以上至一年	1 year or less but over 6 months	-	668	-	1,667
一年以上	Over 1 year	-	1,569	-	2,599
		-	4,565	-	6,277

(e) 逾期及重定還款期貸款與不履行貸款之對賬表

(e) THE RECONCILIATION BETWEEN OVERDUE AND RESCHEDULED LOANS AND NON-PERFORMING LOANS

		永亨銀行集團 The Group 2002	2001
已過期三個月以上之客戶貸款及重定還款期貸款：	Gross advances to customers and rescheduled loans which have been overdue for over three months :		
已過期三個月以上之客戶貸款	Gross advances to customers which have been overdue for over three months	719,234	919,595
重定還款期之貸款	Rescheduled advances	316,455	478,625
		1,035,689	1,398,220
減：過期三個月以上但仍累計利息之貸款	Less: Loans overdue over 3 months and on which interest is still being accrued	(231,630)	(173,970)
加：過期三個月或以下但其利息已撥入暫記賬或已停止累計利息之貸款	Add: Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased	118,726	125,545
不履行貸款合計	Total non-performing loans	922,785	1,349,795

(f) 收回資產

(f) REPOSSESSED ASSETS

		永亨銀行集團 The Group 2002	2001
客戶貸款內包括之收回資產	Repossessed assets included in advances to customers	295,164	214,307

(g) 跨境債權

跨境債權資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

(g) CROSS-BORDER CLAIMS

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

		永亨銀行集團 The Group 2002			
		銀行同業及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
澳門	Macau	335,636	-	3,671,409	4,007,045
中華人民共和國	People's Republic of China	515,187	19,899	539,389	1,074,475
其他亞太區	Other Asia Pacific	3,075,500	-	739,043	3,814,543
美國	United States	1,153,954	511,276	406,369	2,071,599
其他南美及北美國家	Other North and South American countries	1,513,776	-	72,752	1,586,528
中東及非洲	Middle East and Africa	3,028	-	921	3,949
德國	Germany	3,113,626	-	-	3,113,626
英國	United Kingdom	2,477,894	-	117,643	2,595,537
其他歐洲國家	Other European countries	4,327,862	-	510,331	4,838,193
		16,516,463	531,175	6,057,857	23,105,495

		永亨銀行集團 The Group 2001			
		銀行同業及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
澳門	Macau	223,871	-	3,368,775	3,592,646
中華人民共和國	People's Republic of China	481,882	28,145	1,756,210	2,266,237
其他亞太區	Other Asia Pacific	2,506,606	-	707,527	3,214,133
美國	United States	1,476,500	726,255	124,289	2,327,044
其他南美及北美國家	Other North and South American countries	1,004,937	-	30,677	1,035,614
中東及非洲	Middle East and Africa	559	-	35	594
歐洲	Europe	8,132,349	-	211,553	8,343,902
		13,826,704	754,400	6,199,066	20,780,170

(h) 貨幣風險

個別外幣的淨持有額或淨結構性倉盤若佔所持有外滙淨盤總額或結構性倉盤總額的百份之十或以上，便須作出披露。

(h) CURRENCY RISKS

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

		永亨銀行集團 The Group		
	2002		2001	
相等於百萬港元 In millions of HK$ equivalent	美元 US$	合計 Total	美元 US$	合計 Total
現貨資產 Spot assets	13,158	21,212	13,525	19,294
現貨負債 Spot liabilities	(11,855)	(19,903)	(12,179)	(18,129)
遠期買入 Forward purchases	4,487	5,029	3,417	3,882
遠期賣出 Forward sales	(5,619)	(6,094)	(4,642)	(4,919)
長盤淨額 Net long positions	171	244	121	128

	2002			2001		
相等於百萬港元 In millions of HK$ equivalent	澳門幣 Macau Patacas	美元 US$	合計 Total	澳門幣 Macau Patacas	美元 US$	合計 Total
結構性倉盤淨額 Net structural positions	424	136	560	320	136	456

(i) 企業管治

本銀行致力實施良好的企業管治，並遵循香港金融管理局於二零零一年九月發出之監管政策手冊內有關本地註冊認可機構的企業管治指引。董事會轄下之委員會包括行政委員會、授信委員會、管理委員會、資產負債管理委員會、審核委員會、董事提名委員會及薪酬委員會。

(i) CORPORATE GOVERNANCE

The Bank is committed to high standards of corporate governance and has followed the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in September 2001. The Board of Directors has established a number of committees including the Executive Committee, Credit Committee, Management Committee, Asset and Liability Management Committee, Audit Committee, Director Nomination Committee and Compensation Committee.

(i) 行政委員會

行政委員會定期舉行會議，檢討本集團之管理運作及業務表現，並在董事會直接授權下，以一般管理委員會形成運作。委員會成員包括行政總裁及兩名執行董事。

(i) Executive Committee

The Executive Committee meets regularly to review the management and performance of the Group and operates a general management committee under the direct authority of the Board. The Committee comprises of the chief executive and two executive directors.

(ii) 授信委員會

授信委員會主要職責是協助董事會制定集團之風險策略以管理信貸風險。委員會亦負責制定及維持集團的信貸風險管理架構，並參與大額貸款申請之審批。委員會成員包括行政總裁、三名執行董事及企業融資處主管。

(ii) Credit Committee

The Credit Committee is responsible for assisting the Board to formulate the Group's risk appetite and strategies for managing the credit risk. It is also responsible for the implementation and maintenance of the Group's credit risk management framework. It also participates in evaluating large credit applications and making credit decisions. The Committee is comprised of chief executive, three executive directors and the head of Corporate Banking Division.

(I) 企業管治（續）

(iii) 管理委員會

管理委員會定期舉行會議，檢討本銀行之財務與業務計劃及主要業務與營運之動向。委員會成員包括行政總裁、三名執行董事、財務總監、零售銀行處主管、資訊科技處主管及營運管理處主管。

(iv) 資產負債管理委員會

資產負債管理委員會負責制定及維持有關資產負債表之結構，市場風險、交易、融資及流動資金管理，各項橫跨集團銀行業務之整體風險管理架構。委員會並向董事會提交有關之政策及指引。委員會成員包括行政總裁、三名執行董事、財務總監、司庫、零售銀行處主管及風險管理處主管。

(v) 審核委員會

審核委員會定期與執行董事、財務總監、內部稽核及本銀行之核數師舉行會議，以檢討財務表現，並考慮有關稽核檢討之性質及範圍，以及內部控制及條例執行制度之效率。委員會亦會討論由本銀行內部稽核、核數師與及香港金融管理局所提出之各項建議，並確保推行所有審核建議。委員會成員包括三名非執行董事。

(vi) 董事提名委員會

董事提名委員會負責向董事會提出建議委任本銀行董事、行政總裁、副行政總裁及總經理之位。成員包括三名非執行董事。

(vii) 薪酬委員會

薪酬委員會每年舉行一次會議，評估及批准本銀行行政總裁之薪酬及福利。成員包括兩名非執行董事。

(I) CORPORATE GOVERNANCE *(CONTINUED)*

(iii) Management Committee

The Management Committee meets regularly to review and approve the financial and business plans and major business and operational initiatives. The Committee comprises of the chief executive, three executive directors, the chief financial officer, and the heads of Retail Banking Division, Information Technology Division and Operation Division.

(iv) Asset and Liability Management Committee

The Asset and Liability Management Committee ("ALMCO") is responsible for the implementation and maintenance of the overall risk management framework relating to balance sheet structure, market risks, trading, funding and liquidity management across the Group's banking business. It recommends policy and guidelines to the Board. The Committee is comprised of the chief executive, three executive directors, the chief financial officer, the treasurers, the heads of Retail Banking Division and Risk Management Division.

(v) Audit Committee

The Audit Committee meets regularly with an executive director, chief financial officer, internal auditors and the external auditors to review and discuss financial performance, consider the nature and scope of audit review and the effectiveness of the systems of internal control and compliance. The Committee also discusses matters raised by the internal auditors, external auditors and HKMA and ensure that all audit recommendations are implemented. The Committee comprises of three non-executive directors.

(vi) Director Nomination Committee

The Director Nomination Committee is responsible for reviewing and recommending to the Board all new appointment of Director, Chief Executive, Deputy Chief Executive and General Manager of the Bank. The Committee comprises of three non-executive directors.

(vii)Compensation Committee

The Compensation Committee meets once a year to evaluate and approve the remuneration policy and package for the Chief Executive of the Bank. The Committee comprises of two non-executive directors.

(j) 風險管理

本集團已制定政策及程序，用以監察及控制信貸風險、流動資金、資本及市場風險，並由董事會授予授信委員會及資產負債管理委員會定期檢討，內部核數員亦會定期稽核，以確保該等政策及程序能得以遵從。

(i) 信貸風險管理

信貸風險源於交易對手未能履行其承擔，可來自本集團的貸款、貿易融資、財資、衍生工具及其他業務。董事會已授權由本銀行行政總裁任主席的授信委員會以執行信貸風險管理。

信貸風險管理是獨立於其他業務，監管信貸政策的應用及實行及確保信貸評估及批核的質素。本集團的信貸政策制定了授予信貸的準則、信貸批核與監察的程序、貸款分類系統及撥備的政策，並根據《香港銀行業條例》及香港金融管理局發出的指引，來制定對大額信貸及撥備的政策。

在評估客戶或交易對手的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。信貸集中是藉採納適當的信貸控制得以監管，例如根據資本基礎去釐定大額風險限額。

詳盡的信貸風險管理指引已載於本集團的貸款手冊，並經由授信委員會定期檢閱及批核。貸款手冊內包括為信貸權限授權、授信標準、信貸監管處理、貸款分類系統、信貸追收及撥備政策。

(j) MANAGEMENT OF RISKS

The Group has established policies and procedures for the control and monitoring of credit risk, liquidity, capital and market risk, which are reviewed regularly by the Credit Committee and ALMCO as delegated by the Board of Directors. The internal auditors also perform regular audits to ensure compliance with the policies and procedures.

(i) Credit risk management

Credit risk arises from the possibility that the counterparty in a transaction may default. It arises from the lending, trade finance, treasury, derivatives and other activities undertaken by the Group. The Board of Directors has delegated the Group's credit risk management to the Credit Committee, which is chaired by the Bank's Chief Executive.

The credit risk management function is independent of the business units. It oversees the implementation of credit policies and ensures the quality of credit evaluation and approval. Credit approval is conducted in accordance with the Group's credit policy, which defines the credit extension criteria, the credit approval and monitoring processes, the loan classification system and provisioning policy. The credit policy also takes into account the requirements of the Hong Kong Banking Ordinance and guidelines issued by the HKMA with respect to large exposures and provisioning requirements.

In evaluating the credit risk of the customers or counterparties, their financial strength and repayment ability are always the Group's primary considerations, though credit risk may be mitigated by obtaining collateral from the customers or counterparties. Concentration risks are monitored by adopting proper risk control such as setting limits on large exposures in relation to the Group's capital base.

Comprehensive guidelines to manage credit risk have been laid down in the Group's Loaning Manual, which is regularly reviewed and approved by the Credit Committee. The Loaning Manual covers the delegated lending authorities, credit extension criteria, credit monitoring process, loan classification system, credit recovery and provisioning policy.

(j) 風險管理 (續)

(ii) 流動資金管理

本集團監察其流動資金結構中之資產、負債及合約承擔確保本集團之業務運作均達到其融資需求，並能經常符合法定的流動資金比率。在以上附註(a)中披露，集團於二零零二年全年平均流動資金比率為百分之四十二點四，遠超法定的百分之二十五最低要求。

董事局透過定期審閱流動資金比率及組合到期差異，得以審閱本集團所有業務之現時及未來之融資需求。流動資金風險源於本集團持有充足合適流動資產，如現金及短期資金及證券，以應付短期資金需求至合理水平。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預料的大量資金需求。

(iii) 資本管理

本集團的政策是要維持雄厚的資本，來支持集團的業務發展，並能達到法定的資本充足比率要求。在附註(a)中已披露，本集團在二零零二年十二月三十一日未經調整及調整後資本充足比率為百分之十六點五，遠超法定的百分之八最低要求。

本集團按各業務部門所承受的風險來分配資本。附屬公司若受其他監管機構直接監管，便必須遵守這些監管機構的規定維持充足的資本。某些附屬公司亦要符合香港金融管理局因應監管所需而制定的資本要求。

(j) MANAGEMENT OF RISKS *(CONTINUED)*

(ii) Liquidity management

The Group manages the liquidity structure of its assets, liabilities and commitments so as to ensure that all Group operations can meet their funding needs and that the statutory liquidity ratio is complied with. As disclosed in note (a) above, the Group's average liquidity ratio of 42.4% for 2002 is well above the statutory minimum ratio of 25%.

The Board of Directors reviews the current and prospective funding requirements for all operations through regular review of the liquidity ratio and the maturity mismatch profile. The liquidity risk is managed by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short term funding requirements are covered within prudent limits.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflow in the ordinary course of business.

(iii) Capital management

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. As disclosed in note (a) above, the Group's unadjusted and adjusted capital adequacy ratio of 16.5% as at 31st December 2002 is well above the statutory minimum ratio of 8%.

Capital is allocated to the various activities of the Bank depending on the risk taken by each business division. Where the subsidiaries are directly regulated by other regulators, they are required to maintain minimum capital according to these regulators' rules. Certain financial subsidiaries, as specified by the HKMA, are subject to the HKMA's capital requirements for its regulatory supervision purposes.

(j) 風險管理(續)

(iv) 市場風險管理

市場風險為利率、匯率或股票及商品價格之變動影響本集團持有之金融工具之價值。金融工具包括匯率合約、利息合約、股票及定息票據。

持有金融工具之限額由本集團資產負債管理委員會核准。該委員會由執行董事、司庫及集團之高級經理組成。該委員會負責制定有關資產負債管理政策，並檢討、審核及管理其運用情況以確保其營運比率及限額符合已制定之策略。

風險乃根據金融工具之本金或名義本金，交易金額及損失限額而計算，由資產負債管理委員會負責管理及檢討已制定之限額。

本集團以較保守之政策來管理交易持倉限額，於市場買賣以減少交易持倉限額。因此，本集團認為因交易持倉限額而引起之市場風險不大。

(j) MANAGEMENT OF RISKS *(CONTINUED)*

(iv) Market risk management

Market risk is the risk that changes in interest rates, foreign exchange rates or equity and commodity prices will affect the prices of financial instruments taken or held by the Group. Financial instruments include foreign exchange contracts, interest rate contracts, equity and fixed income securities.

The limits for financial instruments are approved by ALMCO which is made up of executive directors, the treasurers and senior managers of the Group. ALMCO is responsible for approving the policies relating to asset and liability management and to review, monitor and control the operating ratios and trading limits to ensure compliance.

Exposures are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limit, and are controlled and reviewed by ALMCO.

The Group adopts a prudent approach to managing its trading portfolios, and reduces any excessive market risk by executing offsetting transactions or hedging contracts with other market counterparties. The Group therefore considers that any market risk arising from its trading book is not material.

(k) 比較數字

編製該等未經審核補充財務資料時，若干比較數字已根據新會計實務準則第三十四號之標準予以改列。

(K) COMPARATIVE FIGURES

In preparing this unaudited supplementary financial information, certain comparative figures have been restated in accordance with the new SSAP34.

各分行地址

香港	總行	皇后大道中161號地下
	銅鑼灣分行	波斯富街82號
	中區分行	雪廠街10號新顯利大廈
	金銀貿易場分行	孖沙街12至18號
	莊士敦道分行	莊士敦道131-133號
	北角分行	英皇道441至443號
	筲箕灣分行	寶文街1號峻峰花園
	西區分行	德輔道西139至141號
九龍	青山道分行	青山道253至259號2號舖
	長沙灣分行	長沙灣副食品批發市場行政大樓1樓T-301室
	紅磡分行	馬頭圍道104號
	佐敦道分行	佐敦道32號
	九龍城分行	衙前圍道37號
	觀塘分行	輔仁街22至24號
	旺角道分行	旺角道16號
	新蒲崗分行	康強街51號
	深水埗分行	長沙灣道57號
	大角咀分行	通州街51至67號
	土瓜灣分行	土瓜灣道237號A
	尖沙咀分行	加連威老道71號
	油蔴地分行	彌敦道507號
新界	葵涌分行	葵興路100號葵涌中心
	大埔分行	大榮里12至26號F舖
	大圍分行	大圍道32至34號
	將軍澳分行	新都城中心2期商場1樓1022-23號舖
	荃灣分行	眾安街35號
	元朗分行	青山道62號
中國	深圳分行	中國深圳市深南東路5002號信興廣場 地王商業中心2508至2509室
	廣州代表處	中國廣州市環市東路362號 好世界廣場2710室
	上海代表處	中國上海市浦東新區浦東大道138號 永華大廈9樓E室
澳門永亨銀行 *(全資附屬公司)*	總行	新馬路241號
	花城分行	氹仔埃武拉街356至366號花城利豐大廈
	黑沙灣分行	馬場海邊馬路32號C至F
	荷蘭園分行	荷蘭園正街3號D
	河邊新街分行	河邊新街75至77號
	紅街市分行	高士德馬路85號
	祐漢分行	祐漢第八街183至189號
	連勝街分行	連勝街15至17號
	雅廉訪分行	雅廉訪馬路51號C
	新橋分行	羅利老馬路19至21號
	台山分行	巴波沙大馬路338號

List of Branches

HONG KONG	Main Branch	G/F., 161 Queen's Road Central
	Causeway Bay Branch	82 Percival Street
	Central Branch	New Henry House, 10 Ice House Street
	Gold and Silver Exchange Branch	12-18 Mercer Street
	Johnston Road Branch	131-133 Johnston Road
	North Point Branch	441-443 King's Road
	Shaukeiwan Branch	Perfect Mount Gardens, 1 Po Man Street
	Western Branch	139-141 Des Voeux Road West
KOWLOON	Castle Peak Road Branch	Shop 2, 253-259 Castle Peak Road
	Cheung Sha Wan Branch	T-301, 1/F., Administration Block, Cheung Sha Wan Wholesale Food Market
	Hung Hom Branch	104 Ma Tau Wai Road
	Jordan Road Branch	32 Jordan Road
	Kowloon City Branch	37 Nga Tsin Wai Road
	Kwun Tong Branch	22-24 Fu Yan Street
	Mongkok Road Branch	16 Mong Kok Road
	San Po Kong Branch	51 Hong Keung Street
	Shamshuipo Branch	57 Cheung Sha Wan Road
	Taikoktsui Branch	51-67 Tung Chau Street
	To Kwa Wan Branch	237A Tokwawan Road
	Tsim Sha Tsui Branch	71 Granville Road
	Yaumati Branch	507 Nathan Road
NEW TERRITORIES	Kwai Chung Branch	Kwai Chung Centre, 100 Kwai Hing Road
	Tai Po Branch	Shop F, 12-26 Tai Wing Lane
	Tai Wai Branch	32-34 Tai Wai Road
	Tseung Kwan O Branch	Shop 1022-23, Level 1, Metro City Phase II
	Tsuen Wan Branch	35 Chung On Street
	Yuen Long Branch	62 Castle Peak Road
CHINA	Shenzhen Branch	Room 2508-2509, Shun Hing Square Di Wang Commercial Centre, 5002 Shennan Dong Road, Shenzhen
	Guangzhou Representative Office	Room 2710 Peace World Plaza, 362 Huan Shi Road East, Guangzhou
	Shanghai Representative Office	9E Majesty Building, 138 Pudong Avenue, Pudong New District, Shanghai
BANCO WENG HANG, S. A.	Head Office	241 Avenida de Almeida Ribeiro
MACAU	Flower City Branch	356-366 Rua de Evora, Edif. Lei Fung, Taipa
(A wholly owned subsidiary)	Hak Sa Van Branch	32 C-F Estrada de Marginal do Hipodromo
	Ho Lan Un Branch	3D Avenida do Conselheiro Ferreira de Almeida
	Ho Pin San Kai Branch	75-77 Rua Almirante Sergio
	Hong Kai Si Branch	85 Avenida de Horta e Costa
	Iao Hon Branch	183-189 Rua Oito do Bairro Iao Hon
	Lin Seng Kai Branch	15-17 Rua Coelho do Amaral
	Nga Lim Fong Branch	51-C Avenida do Ouvidor Arriaga
	San Kiu Branch	19-21 Estrada de Adolfo Loureiro
	Toi San Branch	338 Avenida de A. Tamagnini Barbosa

股東週年大會通告

敬啟者本銀行訂於二零零三年四月二十四日〈星期四〉下午三時三十分假座香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳舉行股東週年大會，討論下列事項：

1. 省覽二零零二年度本銀行總結與董事會及核數師報告書；

2. 宣佈派發末期及特別股息；

3. 選舉董事及授權董事會釐定董事袍金；及

4. 重新委聘核數師及授權董事會釐定其酬金。

作為特別事項，考慮及如認為適當通過下列議案為普通決議案：

5. (a) 由本決議案通過之日營業時間結束開始，終止本銀行根據本銀行股東於一九九三年六月九日股東特別大會上通過普通決議案採納之現有認股權計劃及其後於二零零一年四月二十六日股東週年大會上通過之普通決議案（「現有計劃」），（註有「A」字樣之現有計劃副本已於大會提呈，並經由大會主席簽署以資識別），除現有計劃將繼續生效，以使於終止前據此授出之認股權可予行使外，現有計劃將無任何進一步效力；及

   (b) 待上述 (a) 項決議案通過後，由本決議案通過之日營業時間結束開始，批准及採納認股權計劃（「新計劃」），其主要條款詳述於日期為二零零三年四月二日向本銀行股東寄發之通函（「通函」）（分別註有「B」及「C」字樣之新計劃及通函副本已於大會提呈，並經由大會主席簽署以資識別），並授權本銀行董事，批准對新計劃規則作出任何香港聯合交易所有限公司（「聯交所」）接納或不反對之修訂，及全權酌情，根據新計劃授出可認購股份之認股權，及根據新計劃授出之認股權獲行使時配發、發行及處理本銀行每股面值港幣一元之股份，以及採取一切令新計劃由本決議案通過之日營業時間結束開始時生效所必需、適宜或權宜的步驟。

6. (a) 於下文(b)段之規限下及待上文第5(a)項決議案通過後，根據聯交所證券上市規則（「上市規則」）及新計劃（定義見上文第5(b)項決議案）之條款，授權本銀行董事，根據新計劃授出認股權，及於根據新計劃授出之認股權獲行使時配發、發行及處理本銀行股本中每股面值港幣一元之股份（「股份」），不得超逾新計劃批准當日已發行股本百分之五；及

   (b) 根據上文(a) 段配發及發行之股本總面值，連同行使根據本銀行不時採納之任何其他認股權計劃授出之任何認股權而發行之任何股份（現有計劃之認股權除外），不得超逾新計劃批准當日已發行股本百分之五。

7. (a) 繼續無條件授權董事會在有關期間內配發、發行及處理本銀行之額外股份，其總額以不超逾本決議案通過之日本銀行已發行股本百分之二十為限。根據認股權計劃而配發予本銀行及其附屬公司僱員之認股權或其股份則不在此限；及

   (b) 就本決議案而言：

   「有關期間」指本決議案通過之日至下列三者之較早日期止之期間：

   (i) 本銀行下屆股東週年大會結束之日；

   (ii) 法例規定本銀行須舉行下屆股東週年大會之期限屆滿之日；及

   (iii)本銀行在股東大會通過普通決議案撤銷或修訂本決議案所述授權之日。

8. (a) 在下文(b)項之限制下，全面及無條件批准本銀行董事會於有關期間內（即本會議通告第7(b)項所載）行使本銀行一切權力，購回本銀行股本中之已發行股份；及

   (b) 根據上文(a)項之批准，可於香港聯合交易所有限公司，根據香港股份購回守則所購回之股份，總面值不得超逾本決議案通過之日本銀行已發行股本總面值百分之十，而上述批准因而須受此限制；及

9. 根據本會議通告第7項所載決議案而授予董事會配發股份之一般性授權予以擴大，即在董事會根據該項一般性權力而可予配發或同意配發之股本總面值中加入相等於本銀行根據本會議通告第8項所載決議案所獲授之權力而購回之股本總面值之數額。

本銀行將於二零零三年四月二十二日（星期二）至二零零三年四月二十四日（星期四），首尾兩天包括在內，暫停辦理股份過戶登記手續。

建議派發每股港幣七角九仙之末期股息及每股港幣六角六仙之特別股息如獲通過，將於二零零三年五月十二日（星期一）派發予於二零零三年四月二十四日在股東名冊上已登記之股東。

承董事會命
董事兼秘書
何志偉 謹啟

香港　二零零三年三月十三日

附註：

1. *如欲獲得建議派發之股息，一切過戶文件連同有關股票及過戶表格須於二零零三年四月十七日(星期四)下午四時前送達本銀行股份過戶登記處，香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室香港中央證券登記有限公司收。*

2. *有權出席及投票之股東，均有權委任一位或多位代表出席，並於以按股數表決時代表投票，受委任代表毋須為本銀行股東。代表委任表格最遲於開會時間四十八小時前送達本銀行股份過戶登記處收。*

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Bank will be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 24th April, 2003 at 3:30 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2002;
2. To declare a final and a special dividend;
3. To elect Directors and authorise the Board of Directors to fix directors' fees; and
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

As special business, to consider and if thought fit, pass the following resolutions as Ordinary Resolutions:

5. THAT

   (a) with effect from the close of business of the day on which this resolution is passed, the existing share option scheme (the "Existing Scheme") adopted by the Bank pursuant to an ordinary resolution of an extraordinary general meeting passed by the shareholders of the Bank on 9th June, 1993 as amended by an ordinary resolution of an Annual General Meeting by the shareholders of the Bank passed on 26th April, 2001 (a copy of the Existing Scheme having been produced to the meeting marked "A" and signed by the chairman of the meeting for the purposes of identification), be and it is hereby terminated and shall cease to have any further effect save and except that the Existing Scheme will remain in force to the extent necessary to give effect to the exercise of the options granted thereunder prior to termination thereof; and

   (b) subject to the passing of resolution (a) above and with effect from the close of business of the day on which this resolution is passed, the rules of the share option scheme (the "New Scheme"), the principal terms of which are particularly described in the circular (the "Circular") to the shareholders of the Bank dated 2nd April, 2003 (a copy of the New Scheme and the Circular having been produced to the meeting marked "B" and "C", respectively and signed by the chairman of the meeting for the purposes of identification), be approved and adopted and the directors of the Bank be and they are hereby authorised to approve any amendments to the rules of the New Scheme as may be acceptable or not objected to by The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), and at their absolute discretion to grant options to subscribe for Shares thereunder and to allot, issue and deal with shares of HK$1.00 each in the Bank pursuant to the exercise of options granted under the New Scheme and to take all such steps as may be necessary, desirable or expedient to carry into effect the New Scheme with effect from the close of business of the day on which this resolution is passed.

6. THAT

   (a) subject to paragraph (b) below and the passing of resolution 5(a) above, pursuant to the Rules (the "Listing Rules") Governing the Listing of Securities on the Stock Exchange and the terms of the New Scheme (as defined in resolution 5(b)), the directors of the Bank are hereby authorised to grant options under the New Scheme and to allot, issue and otherwise deal with shares (each a "Share") of HK$1.00 each in the capital of the Bank pursuant to the exercise of option granted under the New Scheme to the extent of 5% of the shares in issue as at the date of the approval of the New Scheme; and

   (b) the aggregate nominal amount of share capital to be allotted and issued pursuant to paragraph (a) above, together with an issue of Shares upon the exercise of any options granted under any other share option scheme (excluding the options granted under the Existing Scheme) of the Bank as may from time to time adopted by the Bank, shall not exceed the aggregate of 5% of the Shares in issue as at the date of the approval of the New Scheme.

7. THAT

(a) a general mandate be given to the Directors unconditionally during the Relevant Period to allot, issue and deal with additional shares in the capital of the Bank or grant any offers, agreements or options which might require securities to be issued, allotted or disposed of subject to the restriction that the aggregate nominal amount of share capital allotted, other than for allotment under any share option schemes for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares of the Bank, shall not exceed 20% of the aggregate nominal amount of the share capital of the Bank in issue at the date of this Resolution; and

(b) for the purpose of this Resolution:
"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:
(i) the conclusion of the next Annual General Meeting of the Bank;
(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and
(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting.

8. THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Bank during the Relevant Period (as defined in Resolution No. 7(b) in the notice of this meeting) of all the powers of the Bank to purchase shares in the capital of the Bank be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares of the Bank which may be purchased by the Bank on The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Bank in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

9. That the general mandate granted to the Directors to allot shares pursuant to the Resolution No. 7 of the notice of this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution No. 8 of the notice of this meeting.

The Register of Members will be closed from Tuesday, 22nd April, 2003 to Thursday, 24th April, 2003, both days inclusive, during which period no share transfers will be registered.

The proposed final and special dividend of HK$0.79 and HK$0.66 per share respectively, if approved, will be paid on Monday, 12th May, 2003 to shareholders whose names are on the Register of Members on 24th April, 2003.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 13th March, 2003

Notes:

1. *In order to qualify for the proposed dividends, all transfers accompanied by the relevant share certificates must be lodged with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Thursday, 17th April, 2003.*

2. *A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder. All proxies must be deposited at the Registrars of the Bank not later than 48 hours before the time fixed for holding the Meeting.*